     As filed with the Securities and Exchange Commission on May 24, 2002


================================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               -----------------


                                AMENDMENT NO. 1



                                      TO

                                    FORM 10

                  GENERAL FORM FOR REGISTRATION OF SECURITIES

    Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

                               -----------------

                                 ACCENTURE SCA


                          Luxembourg                                        98-0351796
(State or other jurisdiction of incorporation or organization) (I.R.S. Employer Identification No.)

                    1 rue Guillaume Kroll
                      L-1882 Luxembourg                                        N/A
           (Address of principal executive offices)                         (Zip Code)


                               (352) 26 42 34 80
             (Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act: None

                               -----------------

Securities registered pursuant to Section 12(g) of the Act:

             Class I common shares par value (Euro)1.25 per share

================================================================================

ITEM 1.  BUSINESS


    Accenture SCA was organized in 2000 under the laws of Luxembourg and maintains a registered office in Luxembourg at 1 rue Guillaume Kroll, L-1882, Luxembourg. Our telephone number in Luxembourg is (352) 26-42-34-80. We also have major offices in the world's leading business centers, including New York, Chicago, Dallas, Los Angeles, San Francisco, London, Frankfurt, Madrid, Milan, Paris, Sydney and Tokyo. We use the terms "Accenture," "we," "our," and "us" in this registration statement to refer to Accenture SCA and its subsidiaries.


Overview


    Accenture is the world's leading management consulting and technology services organization. We had approximately $11.6 billion of revenues before reimbursements for the 12 months ended February 28, 2002. As of April 30, 2002, we had more than 75,000 employees based in over 110 offices in 47 countries delivering to our clients a wide range of consulting, technology and outsourcing services. We operate globally with one common brand and business model designed to enable us to serve our clients on a consistent basis around the world. We work with clients of all sizes and have extensive relationships with the world's leading companies and governments.



    Our leading position in the management consulting and technology services markets results from the fact that we have more consulting professionals than any other consulting firm, with nearly 54,000 professionals working within our operating groups, complemented by nearly 8,000 professionals dedicated full time to our service lines. In addition, we have deep industry knowledge in 18 distinct industry groups and broad service offering expertise through our service lines and solution units. Based on our knowledge of our business and the business of our competitors, we believe that no other consulting firm provides as broad a range of management consulting and technology services and solutions to as many industry groups in as many geographic markets as we do.


Management Consulting and Technology Services and Solutions


    Our management consulting and technology services and solutions business is structured around five operating groups (formerly referred to as global market units), which together comprise 18 industry groups. Two capability groups, each comprising service lines and solution units, support the operating groups and provide access to the full spectrum of business and information technology solutions. In addition, we have solution units that are dedicated to specific industries; these solution units reside within the respective operating groups.


    Client engagement teams typically consist of industry experts, service line specialists and consultants with local market knowledge. Our client teams are complemented by our delivery centers, part of our strategic delivery capability, which allow us to capture replicable components of methodologies and technologies and use these to create tailored solutions for clients quickly and cost-effectively.

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Operating Groups

    The following table shows the organization of our five operating groups and their 18 industry groups.

                                   Operating Groups
---------------------------------------------------------------------------------------

 Communications       Financial
  & High Tech         Services            Products           Resources      Government
 --------------       ---------           --------           ---------      ----------
.. Communications  . Banking         . Automotive         . Chemicals       . Government
.. Electronics &   . Health Services . Consumer Goods &   . Energy
  High Tech       . Insurance         Services           . Forest Products
.. Media &                           . Industrial         . Metals & Mining
  Entertainment                       Equipment          . Utilities
                                    . Pharmaceuticals &
                                      Medical Products
                                    . Retail
                                    . Transportation &
                                      Travel Services

  Communications & High Tech

    We are a leading provider of management and technology consulting, business transformation outsourcing and market-making services and solutions to the communications, high technology and media and entertainment industries. We offer services that help our clients exploit and stay ahead of major technology and industry trends, including mobile technology, advanced communications networks, digital content services, customer care, and learning services, and we help our clients exploit the opportunities presented by the convergence of new technologies. In addition, we have established mobile commerce labs in Europe and the United States. At these research and development facilities we demonstrate how new mobile technologies can be integrated with existing legacy and Internet systems and applied in new and innovative ways.

    Our Communications & High Tech operating group comprises the following industry groups:

   . Communications. Our Communications industry group serves many of the world's leading wireline, wireless, cable and satellite communications companies. We provide a wide range of services designed to help our communications clients increase margins and market share, improve customer retention, increase revenues, reduce overall costs and accelerate sales cycles.

   . Electronics & High Tech. Our Electronics & High Tech industry group serves the aerospace, defense, electronics, high technology and network communications industries. This industry group provides services in areas such as electronic commerce and strategy and supply chain management.

   . Media & Entertainment. Our Media & Entertainment industry group serves entertainment, print and publishing companies, as well as innovative new ventures and Internet companies. Our Media & Entertainment industry group provides an array of services ranging from customer relationship management to digital content infrastructure and electronic business solutions.

  Financial Services

    Our Financial Services operating group focuses on the growth opportunities created by our clients' need to adapt to changing market conditions, including increased cost pressures, industry consolidation, regulatory changes, the creation of common industry standards and protocols, and the move to a more seamless and interconnected industry model. We help clients meet these challenges through a variety of

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offerings, including outsourcing strategies to increase cost efficiency and transform businesses, and customer-relationship-management initiatives that enable them to acquire new customers, retain profitable customers and improve their cross-selling capabilities.


    Our Financial Services operating group comprises the following industry groups:

   . Banking. Our Banking industry group works with commercial and savings banks, diversified financials and securities companies. We also work with a variety of new entrants and innovators, such as online banks and brokerages. We help these organizations develop and execute strategies to target, acquire and retain customers more effectively, expand product and service offerings, and leverage new technologies and distribution channels.

   . Health Services. Our Health Services industry group serves integrated health care providers, health insurers, managed care organizations, biotech and life sciences companies and policy-making authorities. We are helping our clients in the health plan and health insurance area in North America accelerate their business by connecting consumers, physicians and other stakeholders through electronic commerce. In Europe, we are helping create new connections between governments, physicians and insurers.

   . Insurance. Our Insurance industry group helps property and casualty insurers, life insurers, reinsurance firms and insurance brokers improve business processes, develop Internet insurance businesses and improve the quality and consistency of risk selection decisions. Our Insurance industry group has also developed a claims management capability that enables insurers to provide better customer service while optimizing claims costs.

  Products

    Our Products operating group comprises six industry groups: Automotive, Consumer Goods & Services, Industrial Equipment, Pharmaceuticals & Medical Products, Retail, and Transportation & Travel Services.

   . Automotive. Our Automotive industry group works with auto manufacturers, suppliers, dealers, retailers and service providers. Our automotive industry professionals work with clients to develop and implement solutions focused on customer service and retention, channel strategy and management, branding, buyer-driven business models, cost reduction, customer relationship management and integrated supplier partnerships.

   . Consumer Goods & Services. Our Consumer Goods & Services industry group helps food, beverage, tobacco, household products, cosmetics and apparel companies move beyond incremental cost cutting to establish bolder innovation and growth agendas. This industry group adds value to companies through innovative service offerings that address, among other things, new ways of reaching the retail trade and consumers through precision consumer marketing, maximizing brand synergies and cost reductions in mergers and acquisitions, improving supply chain efficiencies through collaborative commerce business models, and enhancing the efficiency of their internal operations.

   . Industrial Equipment. Our Industrial Equipment industry group serves the industrial and electrical equipment, construction, consumer durable and heavy equipment industries. We help our clients increase operating and supply chain efficiency by improving processes and leveraging technology. We also work with clients to generate value from strategic mergers and acquisitions. Our Industrial Equipment industry group also develops and deploys innovative solutions in the areas of channel management, collaborative product design, remote field maintenance, enterprise application integration and outsourcing.

   . Pharmaceuticals & Medical Products. Our Pharmaceuticals & Medical Products industry group serves pharmaceuticals, biotechnology, medical products and other industry-related companies. With knowledge in discovery, development, manufacturing, supply chain, and sales and marketing issues, we help companies identify and exploit opportunities for value creation, such as reducing the time it takes to develop and deliver new drugs to market through process improvements and implementation of technology. Our Pharmaceuticals & Medical Products industry group also helps clients integrate new discovery technologies, realize the potential of genomics and biotechnology, become more patient-centric and create new business models that deliver medical breakthroughs more rapidly.

   . Retail. Our Retail industry group serves a wide spectrum of retailers ranging from convenience stores to destination stores, including supermarkets, specialty premium retailers and large mass-merchandise discounters. Our Retail industry group professionals work with retailers worldwide to create sustainable value measured by improved profitability and customer satisfaction, revenue growth, decreased costs and, where relevant, shareholder value.

   . Transportation & Travel Services. Our Transportation & Travel Services industry group serves clients in the airline, freight transportation, third-party logistics, hospitality, gaming, car rental, passenger rail and travel distribution industries. We help clients develop and implement strategies and solutions to improve customer relationship management capabilities, operate more-efficient networks, integrate supply chains, develop procurement and electronic business marketplace strategies and more effectively manage maintenance, repair and overhaul processes and expenses.

  Resources

    Our Resources operating group serves the energy, chemicals, utilities, metals, mining, forest products and related industries. With market conditions driving energy companies to seek new ways of creating value for shareholders, deregulation fundamentally reforming the utilities industry and yielding cross-border opportunities, and an intensive focus on productivity and portfolio management in the chemicals industry, we are working with clients to create innovative solutions that are designed to help them differentiate themselves in the marketplace and gain competitive advantage.

    Our Resources operating group comprises the following industry groups:

   . Chemicals. Our Chemicals industry group has significant resources in Europe, Asia, Japan and the Americas and works with a wide cross-section of industry segments, including specialty chemicals, industrial chemicals, polymers and plastics, gases and life science companies. We also have long-term operations contracts with many of the industry leaders.

   . Energy. Our Energy industry group serves a wide range of companies in the oil and gas industry, including upstream, downstream and oil services companies. We help clients create cross-industry synergies and operational efficiencies through our multi-client outsourcing centers, forge alliances to advance integrated industry solutions, build and enhance trading and risk management operations, and exploit new business technologies.

   . Forest Products. The Forest Products industry group helps our clients in the pulp and paper business achieve improvements in business performance. We also help our Forest Products clients use electronic commerce and the Internet to drive incremental value.

   . Metals & Mining. Our Metals & Mining industry group serves metals industry companies located in the world's key mining regions, including North America, Latin America, South Africa, Australia and South East Asia, working with clients in areas such as electronic commerce, including procurement, supply-chain management and customer service.

   . Utilities. Our Utilities industry group works with electric, gas and water utilities around the world to respond to an evolving and highly competitive marketplace. Our work includes helping utilities transform themselves from state-owned, regulated local entities to global deregulated corporations, as well as developing diverse products and service offerings to help our clients deliver higher levels of convenience and service to their customers. These offerings include trading and risk management, supply chain optimization and customer relationship management.

  Government

    As the world's largest employers, governments face the challenge of improving the efficiency of their service delivery by creating new citizen-centric business models that harness the power of new technologies. Our Government operating group works with government agencies in 23 countries, helping them transform to meet the demands of citizens and businesses. We typically work with defense, revenue, human services, justice, postal, education and electoral authorities, whose budgets often account for a substantial majority of a country's overall government expenditures.

    Our Government clients typically are national, provincial or state-level government organizations, and to a lesser extent, cities and other local governments. We advise on, implement and in some cases operate government services, enabling our clients to use their resources more efficiently and to deliver citizen-centric services. And, as governments are pressed to do more with less, Accenture is introducing innovative contract models from the private sector that are becoming increasingly popular with governments. We are also working with clients to transform their back-office operations, build Web interfaces and enable services to be delivered over the Internet.

Capability Groups


    Our two capability groups, Business Consulting and Technology & Outsourcing, are the innovation engines through which we develop and deliver a full spectrum of services and solutions that address business opportunities and challenges common across industries. Together, our two capability groups comprise eight service lines and three solution units. Our service lines are responsible for developing our knowledge capital, world-class skills and innovative capabilities. As of April 30, 2002, more than 8,000 Accenture professionals were dedicated full-time to specific service lines, helping to develop knowledge and assets for clients across all of the industries we serve. These subject matter experts complement the nearly 54,000 professionals working within our operating groups who apply their knowledge of specific service lines to clients within specific industry groups.



    Through our solution units we develop asset-based scalable solutions that can be offered to multiple clients, often incorporating the capabilities of our service lines, alliance partners and affiliates. Our solution units, which are either Accenture affiliate companies or separate groups within Accenture, are responsible for creating, acquiring and managing key assets that are central to our delivery of innovative solutions to clients. The three solution units within the capability groups serve clients across multiple industries. We also have solution units that are dedicated to specific industries; these are managed through the respective operating groups.


  Business Consulting Capability Group

    Our Business Consulting capability group comprises five service lines and two solution units. The five Business Consulting service lines are Strategy & Business Architecture, Customer Relationship Management, Supply Chain Management, Human Performance and Finance & Performance Management. Our two Business Consulting solution units are e-peopleserve and Accenture Learning.

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  Strategy & Business Architecture Service Line

    The professionals within our Strategy & Business Architecture service line work with individuals at the highest levels of our clients' organizations on their most crucial strategy and information technology issues. To help clients unlock new sources of value, we provide a wide array of strategic planning and design services and advise clients on significant decisions relating to corporate governance, post-merger and acquisition integration, information technology organization and governance, marketing strategy and other transformational issues. In addition, our professionals analyze current and emerging market trends to help clients identify new business opportunities.

  Customer Relationship Management Service Line

    Professionals in our Customer Relationship Management service line help companies increase the value of their customer relationships and enhance the economic value of their brands to acquire new customers and retain existing ones. We offer a full range of capabilities that have positioned us as a pioneer in the reinvention of marketing and customer relationship management. These include proprietary approaches to improving the return on marketing investments, innovative methods for uncovering insight into customers' purchasing preferences and habits and tailoring products and services based on that insight, and sophisticated techniques for integrating information so that it is available to customers at any point of interaction. Together with our alliance partners, we bring in-depth skills to our clients, helping them create superior customer experiences and enhance the value of their customer relationships.

  Supply Chain Management Service Line

    We help clients gain competitive advantage by working with them to optimize their supply chains and build networks to facilitate collaboration with suppliers and business partners. Professionals in our Supply Chain Management service line are dedicated to developing innovative approaches to solve supply chain problems across a broad range of industries. This includes designing more-efficient procurement processes, optimizing product planning, strengthening supplier relationships, and streamlining product development cycles. In addition, our Supply Chain Management service line uses its expertise in areas such as strategic sourcing, manufacturing strategy and operations, and logistics to provide strategic advice and technology solutions that leverage the Web for procurement, fulfillment and product design.

  Human Performance Service Line

    The professionals in our Human Performance service line help our clients solve human performance issues that are crucial to their operational success, including recruiting and motivating key employees and management. Our integrated approach provides human resources, knowledge management, learning and performance management solutions that increase the efficiency and effectiveness of our clients' employees and operations, while reducing recruiting and training costs. Professionals in our Human Performance service line also work closely with our Accenture Learning solution unit to help companies and governments reduce employees' time to competency, increase knowledge retention, lower the costs of administering complex training content, and manage multiple learning delivery vehicles and vendors.

  Finance & Performance Management Service Line

    The professionals in our Finance & Performance Management service line work with our clients' key financial managers, including chief financial officers, treasurers and controllers, to support management of and reporting by finance departments. Among the services we provide are strategic consulting with

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regard to the design and structure of the finance function, particularly post-merger or acquisition, and the establishment of shared service centers for streamlining transaction processing. Our professionals work with financial executives to develop and implement solutions that help them align their companies' investments with their business objectives, use the Internet to manage the treasury functions, and establish security around the exchange of information to reporting institutions. Our services also address pricing and yield management, billing, credit, lending and debt recovery.

  e-peopleserve Solution Unit

    Launched in August 2000 as an Accenture affiliate, our e-peopleserve solution unit is a provider of outsourced human resources services, which it delivers through self-service tools such as Web-based technology, e-peopleserve's network of resources service centers, and counseling from skilled caseworkers. Offering efficient, secure, integrated human resources services across the employee lifecycle, from recruitment and payroll to pensions, e-peopleserve provides large organizations with a more efficient and effective human resources management system.

  Accenture Learning Solution Unit

    Our Accenture Learning solution unit draws on Accenture's extensive experience with enterprise-wide workforce performance transformation; the strength of our business processing outsourcing capabilities; our internal training and knowledge management solution, myLearning; and the expertise of our Indeliq affiliate, which develops scalable performance simulation electronic learning applications. Our Accenture Learning professionals work with companies and governments to provide outsourced transformational learning solutions that reduce employees' time to competency, increase knowledge retention, lower the costs of administering complex training content and manage multiple learning delivery vehicles and vendors.

  Technology & Outsourcing Capability Group

    Our Technology & Outsourcing capability group comprises three service lines and one solution unit and also manages our more than 100 alliances with technology companies. The three Technology & Outsourcing service lines are Technology Research & Innovation, Solutions Engineering and Solutions Operations. Our Technology & Outsourcing solution unit is Avanade.

  Technology Research & Innovation Service Line

    Professionals in our Technology Research & Innovation service line research, invent and commercialize cutting-edge business solutions using new and emerging technologies. We continually identify and dedicate significant resources to the new technologies that we believe will be drivers of our clients' growth and sources of first-mover advantage by enabling clients to be first to market with a unique capability or service offering. The Technology Research & Innovation service line includes Accenture Technology Labs, a dedicated technology R&D organization within Accenture.

  Solutions Engineering Service Line

    Professionals in our Solutions Engineering service line design, build and deploy complex industry-specific, reusable and scalable solutions that typically integrate business processes, technology and human performance components. Among other things, they maintain and enhance our methods and practices for building technology-based solutions in an efficient and predictable manner. We have expertise and capabilities in a wide range of areas, including electronic commerce infrastructure, security, enterprise resource planning, enterprise application integration, data warehousing and pre-packaged business solution delivery.

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  Solutions Operations Service Line

    Our Solutions Operations service line provides a range of outsourcing solutions for managing technology infrastructure, applications and business processes and is our primary source of strategy and capability for executing initiatives in business transformation outsourcing. We are differentiated in our delivery of outsourcing services through our creation of solutions that help transform the way industries work and our ability to combine industry, technology and functional expertise with outsourcing capabilities. In addition, we are expanding our outsourcing capabilities through a variety of shared-service solutions, including customer information, billing systems, information technology services, supply chain management and human resources administration.

  Avanade Solution Unit

    Our Avanade solution unit, which is also an Accenture affiliate, focuses on large-scale technology integration surrounding Microsoft's enterprise platform. Combining Microsoft's understanding of operating platforms and technologies with our experience in delivering solutions to our clients, Avanade capitalizes on the advanced capabilities of the Microsoft Windows and .NET platforms to build customized, scalable solutions for complex electronic business and enterprise infrastructure. With development centers in Europe, Asia-Pacific and the Americas, Avanade delivers secure, reliable, scalable Microsoft-based solutions to help large global companies optimize their technology investments.

Alliances

    Alliances are central to our strategy, our client service business, and the way we deliver value to our clients. We have more than 100 alliances with established and early-stage technology companies whose capabilities complement our own, either by enhancing a service offering, delivering a new technology, or helping us extend our services to new geographies. By combining our alliance partners' products and services together with our own capabilities and expertise, we create innovative, high-value business solutions for our clients.

    Due to the highly focused nature of these business relationships, some alliances are specifically aligned with one of our eight service lines, adding skills, technology and insights that are applicable across many of the industries we serve. Other alliances extend and enhance our offerings specific to a single industry group. Our alliances help us to deliver innovative solutions far faster than we - or any other company - could do alone.


    Almost all of our alliances are non-exclusive and generally have terms of three to five years (subject to early termination in most cases). While individually none of our alliances is material to our business, overall our alliance relationships generate revenue for us, primarily in the form of consulting services to implement the alliance-based business solutions.


Strategic Delivery Capability

    Our global strategic delivery approach emphasizes quality, reduced risk, speed to market and predictability. Our ultimate goal is to deliver to clients price-competitive solutions and services that create value. One of our key strengths is our ability to create and capture replicable components of methodologies and technologies, which we can customize to create tailored solutions for our clients in a cost-effective manner and under demanding time constraints. Our global network of delivery centers - facilities where teams of Accenture professionals use proven methodologies and existing assets to create business solutions for clients - enhances our ability to capitalize on our vast array of methodologies, tools and technology to deliver value to our clients. Client teams use these centers to complete comprehensive,

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effective and customized implementations in less time than would be required to develop solutions from the ground up. Our delivery centers improve the efficiency of our engagement teams as they are able to reuse solution designs, team-member experience, infrastructure and software. Reuse also increases solution longevity and reduces technology risks and application maintenance.

Affiliates


    If a capability that we do not already possess is of strategic importance and value to us and our clients, we may form a new business, sometimes with one or more third parties, to develop that capability. We call these businesses affiliates. If an affiliate provides a service or solution across many industries, it serves as a solution unit or part of a solution unit within one of our capability groups. If an affiliate provides a service or solution specific to only one industry, it may serve as a solution unit within one of our operating groups. These entities can rapidly advance a particular opportunity by building upon our global platform of clients, professionals and business expertise. Our affiliates include Avanade, e-peopleserve, Imagine Broadband, Indeliq and Navitaire. Avanade focuses on large-scale technology integration surrounding Microsoft's enterprise platform. e-peopleserve is a provider of outsourced human resources services that we created with British Telecommunications. Imagine Broadband provides interactive broadband solutions and platform implementation to cable, satellite and telecommunications network operators worldwide. Indeliq develops scalable performance simulation electronic learning applications based on our patents and technology, which we contributed to the company. Navitaire provides airlines with reservations, ticketing and revenue management services.



    Avanade, e-peopleserve, Imagine Broadband, Indeliq and Navitaire are consolidated in our financial statements. Individually none of our affiliates is material to our business.


Research and Innovation

    We are committed to developing leading-edge ideas. We believe that research and innovation have been major factors in our success and will help us continue to grow in the future. We use our investment in research to help create, commercialize and disseminate innovative business strategies and technology. Our research and innovation program is designed to generate early insights into how knowledge can be harnessed to create innovative business solutions for our clients and to develop business strategies with significant value. We spent $256 million, $252 million and $271 million on research and development in fiscal years 1999, 2000 and 2001, respectively, primarily through our operating groups and our capability groups to develop market-ready solutions for our clients. We also promote the creation of knowledge capital and thought leadership through the Accenture Technology Labs and the Accenture Institute for Strategic Change.

Accenture Organizational Structure


    Accenture SCA, a Luxembourg partnership limited by shares, is a subsidiary of Accenture Ltd. Accenture Ltd is a Bermuda holding company with no material assets other than Class I and Class II common shares in Accenture SCA. Accenture Ltd's only business is to hold these shares and to act as the sole general partner of Accenture SCA. Accenture Ltd owns a majority voting interest in Accenture SCA. As the general partner of Accenture SCA and as a result of Accenture Ltd's majority voting interest in Accenture SCA, Accenture Ltd controls Accenture SCA's management and operations and consolidates Accenture SCA's results in its financial statements. Accenture operates its business through subsidiaries of Accenture SCA. Accenture SCA reimburses Accenture Ltd for its expenses but does not pay Accenture Ltd any fees.


    Prior to our transition to a corporate structure in fiscal 2001, we operated as a series of related partnerships and corporations under the control of our partners. In connection with our transition to a corporate structure, our partners generally exchanged all of their interests in these partnerships and

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corporations for Accenture Ltd Class A common shares or, in the case of partners in certain countries, Accenture SCA Class I common shares or exchangeable shares issued by Accenture Canada Holdings Inc., an indirect subsidiary of Accenture SCA. Generally, partners who received Accenture SCA Class I common shares or Accenture Canada Holdings exchangeable shares also received a corresponding number of Accenture Ltd Class X common shares which entitle their holders to vote at Accenture Ltd shareholders' meetings but do not carry any economic rights.

    Each Class A common share and each Class X common share of Accenture Ltd entitles its holder to one vote on all matters submitted to a vote of shareholders of Accenture Ltd. The holder of a Class X common share is not, however, entitled to receive dividends or to receive payments upon a liquidation of Accenture Ltd.

    Each Class I common share and each Class II common share of Accenture SCA entitles its holder to one vote on all matters submitted to a vote of shareholders of Accenture SCA. Each Accenture SCA Class II common share entitles Accenture Ltd to receive a dividend or liquidation payment equal to 10% of any dividend or liquidation payment to which an Accenture SCA Class I common share entitles its holder. Accenture Ltd holds all of the Class II common shares of Accenture SCA.

    Subject to contractual transfer restrictions, Accenture SCA is obligated, at the option of the holder, to redeem any outstanding Accenture SCA Class I common share at any time at a redemption price per share generally equal to the market price of an Accenture Ltd Class A common share at the time of the redemption. Accenture SCA may, at its option, pay this redemption price with cash or by delivering Accenture Ltd Class A common shares on a one-for-one basis. In addition, each of our partners in the United States, Australia and Norway has agreed that we may cause that partner to exchange that partner's Accenture SCA Class I common shares for Accenture Ltd Class A common shares on a one-for-one basis if Accenture Ltd holds more than 40% of the issued share capital of Accenture SCA and we receive a satisfactory opinion from counsel or a professional tax advisor that such exchange should be without tax cost to that partner. This one-for-one redemption price and exchange ratio will be adjusted if Accenture Ltd holds more than a de minimis amount of assets (other than its interest in Accenture SCA and assets it holds only transiently prior to contributing them to Accenture SCA) or incurs more than a de minimis amount of liabilities (other than liabilities for which Accenture SCA has a corresponding liability to Accenture Ltd). Accenture Ltd does not intend to hold any material assets other than its interest in Accenture SCA or to incur any material liabilities such that this one-for-one redemption price and exchange ratio would require adjustment. In order to maintain Accenture Ltd's economic interest in Accenture SCA, Accenture Ltd will acquire additional Accenture SCA common shares each time it issues additional Accenture Ltd Class A common shares.

    Holders of Accenture Canada Holdings exchangeable shares may exchange their shares for Accenture Ltd Class A common shares at any time on a one-for-one basis. Accenture may, at its option, satisfy this exchange with cash at a price per share generally equal to the market price of an Accenture Ltd Class A common share at the time of the exchange. Each exchangeable share of Accenture Canada Holdings entitles its holder to receive distributions equal to any distributions to which an Accenture Ltd Class A common share entitles its holder.

    Accenture Ltd may, at its option, redeem any Class X common share for a redemption price equal to the par value of the Class X common share, or $0.0000225 per share. Accenture Ltd may not, however, redeem any Class X common share of a holder if such redemption would reduce the number of Class X common shares held by that holder to a number that is less than the number of Accenture SCA Class I common shares or Accenture Canada Holdings exchangeable shares held by that holder, as the case may be. Accenture Ltd will redeem Accenture Ltd Class X common shares upon redemption or exchange of Accenture SCA Class I common shares and Accenture Canada Holdings exchangeable shares so that the aggregate number of Class X common shares outstanding at any time does not exceed the aggregate number of Accenture SCA Class I common shares and Accenture Canada Holdings exchangeable shares outstanding.

    We use the term "partner" to refer to the partners and shareholders of the series of related partnerships and corporations through which Accenture operated its business prior to its transition to a corporate structure. These individuals became executive employees of Accenture following its transition to a corporate structure but retain the "partner" title. Where the context permits, the term also refers to Accenture's employees and others who have been or are in the future named as "partners" in this executive sense.

Employees

    Our most important asset is our people. We are deeply committed to the long-term development of our employees. Each professional receives extensive and focused technical and managerial skills development training throughout his or her career with us. We seek to reinforce our employees' commitment to our clients, culture and values through a comprehensive performance review system and a competitive compensation philosophy that reward individual performance and teamwork. We strive to maintain a work environment that reinforces our partnership culture and the collaboration, motivation, alignment of interests and sense of ownership and reward that our partnership culture has sustained.


    As of February 28, 2002, we had more than 75,000 employees worldwide, of whom more than 2,700 were partners. These numbers do not include employees of our affiliates.


Competition

    We operate in a highly competitive and rapidly changing global market and compete with a variety of organizations that offer services similar to those that we offer. Our clients typically retain us on a non-exclusive basis. In addition, a client may choose to use its own resources rather than engage an outside firm for the types of services we provide. Our competitors include information technology outsourcing and services companies, major accounting and consulting firms, management and strategy consulting firms and information technology product and service vendors.

    Our revenues are derived primarily from Fortune Global 500 and Fortune 1000 companies, medium-sized companies, governmental organizations and other large enterprises. There is an increasing number of professional services firms seeking consulting engagements with these organizations. We believe that the principal competitive factors in the consulting industry in which we operate include:

   .  skills and capabilities of people;

   .  reputation and client references;

   .  price;

   .  scope of services;

   .  service delivery approach;

   .  technical and industry expertise;

   .  perceived ability to add value;

   .  quality of services and solutions;

   .  focus on achieving results on a timely basis;

   .  availability of appropriate resources; and

   .  global reach and scale.

Intellectual Property



    Our success has resulted in part from our proprietary methodologies, software, reusable knowledge capital and other intellectual property rights. We rely upon a combination of nondisclosure and other contractual arrangements as well as upon trade secret, copyright, patent and trademark laws to protect our intellectual property rights and rights of third parties from whom we license intellectual property. We have promulgated policies related to confidentiality and ownership and to the use and protection of Accenture's and third parties' intellectual property, and we also enter into agreements with our employees as appropriate.



    We recognize the value of intellectual property in the new marketplace and vigorously create, harvest and protect our intellectual property. We have filed more than 1,000 patent applications in the United States and other jurisdictions to date and have been issued more than 50 U.S. patents. We will continue to vigorously identify, harvest and protect our intellectual property.


Forward-Looking Statements and Certain Factors That May Affect Our Business

    We have included in this registration statement forward-looking statements relating to our operations that are based on our current expectations, estimates and projections. Words such as "expects," "intends," "plans," "projects," "believes," "estimates" and similar expressions are used to identify these forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Actual outcomes and results may differ materially from what is expressed or forecast in these forward-looking statements. The reasons for this include changes in general economic and political conditions, including fluctuations in exchange rates, and the following factors:


   . A significant or prolonged economic downturn could have a material adverse effect on our results of operations. Our results of operations are affected by the level of business activity of our clients, which in turn is affected by the level of economic activity in the industries and markets that they serve. In addition, our business tends to lag behind economic cycles in an industry. A decline in the level of business activity of our clients could have a material adverse effect on our revenues and profit margin. We have implemented and will continue to implement cost-savings initiatives to manage our expenses as a percentage of revenues. However, current and future cost-management initiatives may not be sufficient to maintain our margins if the current challenging economic environment continues for several quarters.

   . Our business will be negatively affected if we are not able to anticipate and keep pace with rapid changes in technology or if growth in the use of technology in business is not as rapid as in the past. Our success will depend, in part, on our ability to develop and implement management and technology services and solutions that anticipate and keep pace with rapid and continuing changes in technology, industry standards and client preferences. We may not be successful in anticipating or responding to these developments on a timely basis, and our offerings may not be successful in the marketplace. Also, services, solutions and technologies developed by our competitors may make our service or solution offerings uncompetitive or obsolete. Our business is also dependent, in part, upon continued growth in the use of technology in business by our clients and prospective clients and their customers and suppliers.

   . We may face damage to our professional reputation or legal liability if our clients are not satisfied with our services. As a professional services firm, we depend to a large extent on our relationships with our clients and our reputation for high-caliber professional services and integrity to attract and retain clients. As a result, if a client is not satisfied with our services or solutions, including those of subcontractors we employ, it may be more damaging in our business than in other businesses. Our exposure to legal liability may be increased in the case of business transformation outsourcing contracts in which we become more involved in our clients' operations.

   . Our services or solutions may infringe upon the intellectual property rights of others. We cannot be sure that our services and solutions, or the solutions of others that we offer to our clients, do not infringe on the intellectual property rights of third parties, and we may have infringement claims asserted against us or against our clients. These claims may harm our reputation, cost us money and prevent us from offering some services or solutions.


   . Our engagements with clients may not be profitable. Unexpected costs or delays could make our contracts unprofitable. When contracts are terminated, we lose the associated revenues and we may not be able to eliminate associated costs in a timely manner. Our clients typically retain us on a non-exclusive, engagement-by-engagement basis and we estimate that the majority of our contracts can be terminated by our clients with short notice and without significant penalty. We also estimate that a majority of our contracts have some fixed-price, incentive-based or other pricing terms that condition some or all of our fees on our ability to deliver defined goals. For example, we are entering into an increasing number of business transformation outsourcing contracts under which payment of all or a portion of our fees is contingent upon our clients meeting cost-saving or other contractually-defined goals. Our failure to meet contractually-defined goals or a client's expectations in any type of contract may result in an unprofitable engagement. Furthermore, in limited circumstances we extend financing to our clients, which we may fail to collect.


   . If our affiliates or alliances do not succeed, we may not be successful in implementing our growth strategy. We have committed a substantial amount of time and financial resources to our affiliates and in our relationships with our alliance partners and we plan to commit substantial additional financial resources in the future. The benefits we anticipate from these relationships are an important component of our growth strategy. If these relationships do not succeed, we may fail to obtain the benefits we hope to derive or lose the financial resources we have committed.

   . Our global operations pose complex management, foreign currency, legal, tax and economic risks, which we may not adequately address. These risks include: the absence in some jurisdictions of effective laws to protect our intellectual property rights; multiple and possibly overlapping and conflicting tax laws; restrictions on the movement of cash; the burdens of complying with a wide variety of national and local laws; political instability; currency fluctuations; longer payment cycles; restrictions on the import and export of certain technologies; price controls or restrictions on exchange of foreign currencies; and trade barriers. Our primary competitors include: large accounting, consulting and other professional service firms; information technology service providers; application service providers; service groups of packaged software vendors and resellers; and service groups of computer equipment companies. In addition, a client may choose to use its own resources, rather than engage an outside firm for the types of services we provide.

   . The consulting, technology and outsourcing markets are highly competitive, and we may not be able to compete effectively. The consulting, technology and outsourcing markets in which we operate include a large number of participants and are highly competitive.

   . If we are unable to attract and retain employees in appropriate numbers, we will not be able to compete effectively and will not be able to grow our business. Our success and ability to grow are dependent, in part, on our ability to hire and retain large numbers of talented people. The inability to attract qualified employees in sufficient numbers to meet demand or the loss of a significant number of our employees could have a serious negative effect on us, including our ability to obtain and successfully complete important client engagements and thus maintain or increase our revenues. To attract and retain the number of employees we need to grow our business, we may have to increase our compensation levels in the future. This would adversely affect our operating margins.

   . Our transition to a corporate structure may adversely affect our ability to recruit, retain and motivate our partners and other key employees, which in turn could adversely affect our ability to compete effectively and to grow our business. We face additional retention risk because of our transition to a corporate structure in fiscal 2001. Our partners received equity in lieu of their interests in the partnerships and corporations that they previously held. In addition, in connection with our transition to a corporate structure, our partners have accepted significant reductions in their cash compensation. The substitution of equity, equity-based incentives and other employee benefits in lieu of higher cash compensation may not be sufficient to retain and motivate these individuals in the near or long term. There is no guarantee that the non-competition agreements we have entered into with our partners are sufficiently broad to prevent them from leaving us for our competitors or other opportunities or that these agreements will be enforceable in all cases. Also, the incentives we offer to attract, retain and motivate our employees may not be as effective as the opportunity, which existed prior to our transition to a corporate structure, to hold a partnership interest in Accenture.
   . We have only a limited ability to protect our intellectual property rights, which are important to our success. We rely upon a combination of trade secrets, confidentiality policies, nondisclosure and other contractual arrangements, and patent, copyright and trademark laws to protect our intellectual property rights. The steps we take in this regard may not be adequate to prevent or deter infringement or other misappropriation of our intellectual property, and we may not be able to detect unauthorized use or take appropriate and timely steps to enforce our intellectual property rights.
   . Our profitability will suffer if we are not able to maintain our pricing and utilization rates and control our costs. Our profit margin, and therefore our profitability, is largely a function of the rates we are able to recover for our services and the utilization rate, or chargeability, of our professionals. Accordingly, if we are not able to maintain the pricing for our services or an appropriate utilization rate for our professionals without corresponding cost reductions, we will not be able to sustain our profit margin and our profitability will suffer. Our profitability is also a function of our ability to control our costs and improve our efficiency. Current and future cost reduction initiatives may not be sufficient to maintain our margins if the current challenging economic environment continues for several quarters. Further, as we increase the number of our professionals and execute our strategy for growth, we may not be able to manage a significantly larger and more diverse workforce, control our costs or improve our efficiency.
   . Our quarterly revenues, operating results and profitability will vary from quarter to quarter, which may result in increased volatility of the share price of the Accenture Ltd Class A common shares. Our quarterly revenues, operating results and profitability have varied in the past and are likely to vary significantly from quarter to quarter, making them difficult to predict. The factors that are likely to cause these variations are: seasonality; the business decisions of our clients regarding the use of our services; the timing of projects and their termination; the timing and extent of gains and losses on our portfolio of investments; the timing of revenue or income or loss from affiliates; our ability to transition employees quickly from completed projects to new engagements; the introduction of new products or services by us or our competitors; changes in our pricing policies or those of our competitors; our ability to manage costs, including personnel costs and support services costs; costs related to possible acquisitions of other businesses; and global economic and political conditions and related risks, including acts of terrorism.

   . We may be named in lawsuits as a result of Arthur Andersen's current legal and financial situation based on misconceptions about the nature of our past relationship with Arthur Andersen firms. We may be named as a defendant in lawsuits arising from audits or other services provided by Arthur Andersen firms for Enron Corporation or other companies as a result of concerns of the plaintiffs as to the current legal and financial situation of Arthur Andersen firms. Such actions would be based on misconceptions about the nature of our past relationship with Arthur Andersen LLP and the other Arthur Andersen firms. We may be more likely to be named in these lawsuits if Arthur Andersen firms are, or are perceived to be, unable to satisfy judgments against them for any reason. If commenced, litigation of this nature, particularly given the public and media attention focused on the Enron situation, could divert management time and attention, and we could incur defense costs that we might not be able to recover. See "Certain Transactions and Relationships--Relationship with Andersen Worldwide and Arthur Andersen Firms" and "Legal Proceedings."





   . Negative publicity about Bermuda companies such as our parent, Accenture Ltd, may lead to new tax legislation that could increase our tax burden and may affect our relationships with our clients. Several members of the United States Congress have introduced legislation relating to the tax treatment of U.S. companies that have undertaken certain types of expatriation transactions. The application of this legislation to us, if enacted, is unclear at this time. It is possible that legislation enacted in this area could reduce the tax benefits of our structure and materially increase our future tax burden, or otherwise adversely affect our business. In addition, there have recently been negative comments regarding Bermuda companies such as our parent, Accenture Ltd, in the media. This negative publicity could harm our reputation and impair our ability to generate new business if companies or government agencies decline to do business with us as a result of the negative public image of Bermuda companies or the possibility of our clients receiving negative media attention from doing business with a Bermuda company such as Accenture Ltd.


   . The share price of the Accenture Ltd Class A common shares may decline due to the large number of Class A common shares eligible for future sale. Sales of substantial amounts of Accenture Ltd Class A common shares, or the perception of these sales, may adversely affect the price of the Class A common shares and impede our ability to raise capital through the issuance of equity securities in the future. A substantial number of Class A common shares are eligible for future sale.

   . Accenture SCA is registered in Luxembourg, and a significant portion of our assets are located outside the United States. As a result, it may not be possible for shareholders to enforce civil liability provisions of the federal or state securities laws of the United States. Accenture SCA is organized under the laws of Luxembourg, and a significant portion of our assets are located outside the United States. It may not be possible to enforce court judgments obtained in the United States against us in Luxembourg or in countries, other than the United States, where we have assets based on the civil liability provisions of the federal or state securities laws of the United States. In addition, there is some doubt as to whether the courts of Luxembourg and other countries would recognize or enforce judgments of United States courts obtained against us or our directors or officers based on the civil liabilities provisions of the federal or state securities laws of the United States or would hear actions against us or those persons based on those laws. We have been advised by our legal advisors in Luxembourg that the United States and Luxembourg do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not based solely on United States federal or state securities laws, would not automatically be enforceable in Luxembourg. Similarly, those judgments may not be enforceable in countries, other than the United States, where we have assets.

   . Luxembourg law differs from the laws in effect in the United States and may afford less protection to shareholders. We are organized as a Luxembourg partnership limited by shares, and are governed by our Articles of Association and the Luxembourg Company Act of August 10, 1915, as amended. Luxembourg law differs in certain respects from the corporate laws of most states of the United States. Principles of law relating to such matters as corporate procedures, fiduciary duties of management, and the rights of our shareholders may differ from those that would apply if we were incorporated in a state of the United States.

ITEM 2.  FINANCIAL INFORMATION

SELECTED FINANCIAL DATA


    The following selected financial data have been presented on a historical cost basis for all periods presented. The data as of August 31, 2000 and 2001 and for the years ended August 31, 1999, 2000 and 2001 are derived from the audited historical financial statements and related notes which are included elsewhere in this registration statement. The data as of February 28, 2002 and for the six months ended February 28, 2001 and 2002 are derived from the historical unaudited financial statements and related notes which are included elsewhere in this registration statement. The data as of August 31, 1999 and for the year ended August 31, 1998 are derived from audited historical financial statements and related notes which are not included in this registration statement. The data as of August 31, 1997 and 1998 and for the year ended August 31, 1997 are derived from unaudited historical financial statements and related notes which are not included in this registration statement. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical financial statements and related notes included elsewhere in this registration statement.



                                                                                                  Six months ended
                                                                 Year ended August 31,             February 28,
                                                       -----------------------------------------  --------------
                                                        1997    1998     1999     2000     2001    2001     2002
                                                       ------  ------  -------  -------  -------  ------   ------
                                                                             (in millions)
Income Statement Data:
Revenues:
  Revenues before reimbursements...................... $6,275  $8,215  $ 9,550  $ 9,752  $11,444  $5,713   $5,902
  Reimbursements......................................  1,172   1,425    1,529    1,788    1,904     909      917
                                                       ------  ------  -------  -------  -------  ------   ------
   Revenues...........................................  7,447   9,640   11,079   11,540   13,348   6,622    6,819
Operating expenses:
  Cost of services:*
   Cost of services before reimbursable expenses*.....  3,470   4,700    5,457    5,486    6,200   2,943    3,514
   Reimbursable expenses..............................  1,172   1,425    1,529    1,788    1,904     909      917
                                                       ------  ------  -------  -------  -------  ------   ------
   Cost of services*..................................  4,642   6,125    6,986    7,274    8,104   3,852    4,431
  Sales and marketing*................................    611     696      790      883    1,217     453      759
  General and administrative costs*...................    819   1,036    1,271    1,297    1,516     765      826
  Reorganization and rebranding costs.................     --      --       --       --      848     189       --
  Restricted share unit-based compensation............     --      --       --       --      967      --       --
                                                       ------  ------  -------  -------  -------  ------   ------
   Total operating expenses*..........................  6,072   7,857    9,047    9,454   12,652   5,259    6,016
                                                       ------  ------  -------  -------  -------  ------   ------
Operating income*.....................................  1,375   1,783    2,032    2,086      696   1,363      803
Gain (loss) on investments, net.......................     --      --       92      573      107     189     (306)
Interest income.......................................     --      --       60       67       80      42       24
Interest expense......................................    (19)    (17)     (27)     (24)     (44)    (11)     (24)
Other income (expense)................................      4      (6)      (5)      51       17      24        2
Equity in losses of affiliates........................     --      (1)      (6)     (46)     (61)    (41)      (6)
                                                       ------  ------  -------  -------  -------  ------   ------
Income before taxes*..................................  1,360   1,759    2,146    2,707      795   1,566      493
Provision for taxes (1)...............................    118      74      123      243      503     136      268
                                                       ------  ------  -------  -------  -------  ------   ------
Income before minority interest and accounting change*  1,242   1,685    2,023    2,464      292   1,430      225
Minority interest.....................................     --      --       --       --        8      --       (6)
                                                       ------  ------  -------  -------  -------  ------   ------
Income before accounting change*......................  1,242   1,685    2,023    2,464      300   1,430      219
Cumulative effect of accounting change................     --      --       --       --      188     188       --
                                                       ------  ------  -------  -------  -------  ------   ------
Partnership income before partner distributions* (2).. $1,242  $1,685  $ 2,023  $ 2,464           $1,618
                                                       ======  ======  =======  =======           ======
Net income*...........................................                                   $   488           $  219
                                                                                         =======           ======

--------
* Excludes payments for partner distributions in respect of periods ended on or prior to May 31, 2001.
(1) For periods ended on or prior to May 31, 2001, we operated through partnerships in many countries. Therefore, we generally were not subject to income taxes in those countries. Taxes related to income earned by our partnerships were the responsibility of the individual partners. In other countries, we operated through corporations, and in these circumstances we were subject to income taxes.
(2) Partnership income before partner distributions is not comparable to net income of a corporation similarly determined. Partnership income in respect of periods ended on or prior to May 31, 2001 is not executive compensation in the customary sense because partnership income is comprised of distributions of current earnings. Accordingly, compensation and benefits for services rendered by partners have not been reflected as an expense in our historical financial statements for periods prior to May 31, 2001.

                                      As of August 31,             As of
                             ---------------------------------- February 28,
                              1997   1998   1999   2000   2001      2002
                             ------ ------ ------ ------ ------ ------------
                                              (in millions)
   Balance Sheet Data:
   Cash and cash equivalents $  325 $  736 $1,111 $1,271 $1,880    $1,131
   Working capital..........    175    531    913  1,015    401       852
   Total assets.............  2,550  3,704  4,615  5,451  6,061     5,199
   Long-term debt...........    192    157    127     99      1         4
   Total partners' capital..    761  1,507  2,208  2,368     --        --
   Shareholders' equity.....     --     --     --     --    685       796

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


    The following discussion and analysis should be read in conjunction with our historical financial statements and related notes included elsewhere in this registration statement.


    All references to years, unless otherwise noted, refer to our fiscal year, which ends on August 31. For example, a reference to "2001" or "fiscal year 2001" means the 12-month period that ended on August 31, 2001. All references to quarters, unless otherwise noted, refer to the quarters of our fiscal year.

Overview

    The results of our operations are affected by the level of economic activity and change in the industries we serve. Our business is also driven, in part, by the pace of technological change and the type and level of technology spending by our clients. The ability to identify and capitalize on these technological and market changes early in their cycles is a key driver of our performance. Our cost management strategy is to anticipate changes in demand for our services and to identify cost-management initiatives in order to manage costs as a percentage of revenues.


    Prior to May 31, 2001, we operated as a series of related partnerships and corporations under the control of our partners. We now operate in a corporate structure. As a business, whether in partnership form or in a corporate structure, our profitability is driven by many of the same factors. Revenues are driven by our partners' and senior executives' ability to secure contracts for new engagements and to deliver solutions and services that add value to our clients. Our ability to add value to clients and therefore drive revenues depends in part on our ability to offer market-leading service offerings and to deploy skilled teams of professionals quickly and on a global basis. While current economic conditions have caused some clients to reduce or defer their expenditures for consulting services, we are positioning ourselves to achieve revenue growth through our business transformation outsourcing solutions, among other areas. While new contract bookings were strong in the first half of fiscal 2002, such bookings include an increasing proportion of business transformation outsourcing contracts which have slower impacts on short-term revenue growth. We are unable to predict the level of impact that the current economic environment will have on our ability to secure contracts for new engagements.


    Cost of services is primarily driven by the cost of client service personnel, which consists primarily of compensation and other personnel costs. Cost of services as a percentage of revenues is driven by the productivity of our client service workforce. Chargeability, or utilization, represents the percentage of our professionals' time spent on billable work. We plan and manage our headcount to meet the anticipated demand for our services. For example, in 2001, we announced initiatives to reduce our staff in certain parts of the world, in certain skill groups and in some support positions. Selling and marketing expense is driven primarily by development of new service offerings, the level of concentration of clients in a particular industry or market, client targeting, image development and brand-recognition activities. General and administrative costs generally correlate with changes in headcount and activity levels in our business.

Presentation

    As a result of a restructuring in 1989, we and our "member firms," which are now our subsidiaries, became legally separate and distinct from the Arthur Andersen firms. Thereafter, until August 7, 2000, we had contractual relationships with an administrative entity, Andersen Worldwide, and indirectly with the separate Arthur Andersen firms. Under these contracts, called member firm agreements, we and our member firms, on the one hand, and the Arthur Andersen firms, on the other hand, were two stand-alone business units linked through such agreements to Andersen Worldwide for administrative and other services. In addition, during this period our partners individually were members of the administrative entity, Andersen Worldwide. Following arbitration proceedings between us and Andersen Worldwide and the Arthur Andersen firms that were completed in August 2000, the tribunal terminated our contractual relationships with Andersen Worldwide and all the Arthur Andersen firms. On January 1, 2001, we began to conduct business under the name Accenture. See "Certain Transactions and Relationships--Relationship with Andersen Worldwide and Arthur Andersen Firms."



    Because we have historically operated as a series of related partnerships and corporations under the control of our partners, our partners generally participated in profits, rather than received salaries. Therefore, our historical financial statements in respect of periods ended on or prior to May 31, 2001 do not reflect any compensation or benefit costs for services rendered by them. Following our transition to a corporate structure, operating expenses include partner compensation, which consists of salary, variable compensation and benefits. Similarly, in periods when we operated primarily in the form of partnerships, our partners paid income tax on their shares of the partnerships' income. Therefore, our historical financial statements in respect of periods ended on or prior to May 31, 2001 do not reflect the income tax liability that we would have paid as a corporation. Following our transition to a corporate structure, we are subject to corporate tax on our income. For purposes of comparing our results for 2000 with our results for 2001, we have included pro forma financial information below.


Segments

    Our five reportable operating segments are our operating groups (formerly referred to as global market units), which are Communications & High Tech, Financial Services, Government, Products and Resources. Operating groups are managed on the basis of revenues before reimbursements because our management believes it is a better indicator of operating group performance than revenues. Generally, operating expenses for each operating group have similar characteristics and are subject to the same drivers, pressures and challenges. While most operating expenses apply to all segments, some sales and marketing expenses are typically lower as a percentage of revenues in industry groups whose client base is concentrated and higher in industry groups whose client base is more fragmented. The discussion and analysis related to each operational expense category applies to all segments, unless otherwise indicated.

    In the first quarter of fiscal 2002 we made certain changes in the format of information presented to the chief executive officer. The most significant of these changes was the elimination of interest expense from the five operating groups' operating income and the elimination of interest credit from Other's operating income. Also, the consolidated affiliated companies' revenue and operating income (loss) results are included in the five operating groups' results rather than being reported in Other. Segment results for all periods presented have been revised to reflect these changes.

Revenues

    Revenues include all amounts that are billable to clients. Revenues are recognized on a time-and-materials basis, or on a percentage-of-completion basis, depending on the contract, as services are provided by employees and subcontractors. In fiscal 2001, approximately 54% of our revenues were attributable to activities in the Americas, 39% of our revenues were attributable to our activities in Europe, the Middle East and Africa, and 7% of our revenues were attributable to our activities in the Asia/Pacific region.

    Revenues before reimbursements include the margin earned on computer hardware and software resale contracts, as well as revenues from alliance agreements, neither of which is material to us.

Reimbursements, including those relating to travel and out-of-pocket expenses, and other similar third- party costs, such as the cost of hardware and software resales, are included in revenues, and an equivalent amount of reimbursable expenses is included in cost of services.


    Client prepayments (even if nonrefundable) are deferred, i.e., classified as a liability, and recognized over future periods as services are delivered or performed.

    Generally, our contracts are terminable by the client on short notice or without notice. Accordingly, we do not believe it is appropriate to characterize these contracts as backlog. Normally if a client terminates a project, the client remains obligated to pay for commitments we have made to third parties in connection with the project, services performed and reimbursable expenses incurred by us through the date of termination.


    While we have many types of contracts, including time-and-materials contracts, fixed-price contracts and contracts with features of both of these contract types, we have been moving away from contracts that are priced solely on a time-and-materials basis toward contracts that also include incentives related to costs incurred, benefits produced and our adherence to schedule. We estimate that a majority of our contracts have some fixed-price, incentive-based or other pricing terms that condition our fee on our ability to deliver defined goals. The trend to include greater incentives in our contracts related to costs incurred, benefits produced or adherence to schedule, may increase the variability in revenues and margins earned on such contracts. We conduct rigorous reviews prior to signing such contracts to evaluate whether these incentives are reasonably achievable.



    As a result of the difficult economic environment, some clients have reduced or deferred expenditures for consulting services and we have also experienced pricing pressure over the last year which has eroded our revenues somewhat. However, we have implemented cost-management programs such that operating margins have been maintained or improved over this period. Current and future cost-management initiatives may not be sufficient to maintain our margins if the current challenging economic environment continues for several quarters. We expect revenues before reimbursements for the third quarter ending May 31, 2002 to be at or about the level of revenues before reimbursements for the third quarter of fiscal 2001, which were $2,953 million.


Operating Expenses

    Operating expenses include variable and fixed direct and indirect costs that are incurred in the delivery of our solutions and services to clients. The primary categories of operating expenses include cost of services, sales and marketing, and general and administrative costs.


    We record variable compensation to our partners and other senior employees based on our quarterly and annual results as compared to our budgets and taking into account other factors, including industry-wide results and the general economic environment. These costs are reflected in cost of services, sales and marketing, and general and administrative costs in relation to the activities performed by our partners and other senior employees.


    Cost of Services

    Cost of services includes the direct costs to provide services to our clients. Such costs generally consist of compensation for client service personnel, the cost of subcontractors hired as part of client service teams, costs directly associated with the provision of client service, such as facilities for outsourcing contracts and the recruiting, training, personnel development and scheduling costs of our client service personnel. Reimbursements, including those relating to travel and other out-of-pocket expenses, and other similar third-party costs, such as the cost of hardware and software resales, are included in revenues, and an equivalent amount of reimbursable expenses is included in cost of services.

    Sales and Marketing

    Sales and marketing expense consists of expenses related to promotional activities, market development, including costs to develop new service offerings, and image development, including advertising and market research.

    General and Administrative Costs

    General and administrative costs primarily include costs for non-client service personnel, information systems and office space. Through various cost-management initiatives, we seek to manage general and administrative costs proportionately in line with or below anticipated changes in revenues.

    Reorganization and Rebranding Costs

    Reorganization and rebranding costs include one-time costs to rename our organization Accenture and other costs to transition to a corporate structure. Substantially all of these costs were incurred in fiscal year 2001 and no material costs are expected in fiscal year 2002.

    Restricted Share Unit-based Compensation


    Restricted share unit-based compensation reflects restricted share unit awards that were granted at the time of the initial public offering of the Accenture Ltd Class A common shares on July 19, 2001, and vested prior to August 31, 2001. These restricted share units were granted to some of our partners, former partners, employees and former employees pursuant to a formula adopted by the board of directors of Accenture Ltd.


Gain (Loss) on Investments


    Gain (loss) on investments primarily represents gains and losses on the sales of marketable securities and writedowns on investments in securities. These fluctuate over time, are not predictable and may not recur. Beginning on September 1, 2000, they also include changes in the fair market value of equity holdings considered to be derivatives in accordance with Statement of Financial Accounting Standard ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities."




Interest Income

    Interest income represents interest earned on cash and cash equivalents. Interest income also includes interest earned on a limited number of client engagement receivables when we agree in advance to finance those receivables for our clients beyond the normal billing and collection period.

Interest Expense


    Interest expense reflects interest incurred on borrowings and retirement obligations and other non-current liabilities.


Other Income (Expense)


    Other income (expense) consists of currency exchange gains (losses) and the recognition of income from the vesting of options for services by our representatives on the boards of directors of some of those companies in which we have invested. In general, we earn revenues and incur related costs in the same currency. We hedge significant planned movements of funds between countries, which potentially give rise to currency exchange gains (losses).

Equity in Gains (Losses) of Affiliates

    Equity in gains (losses) of affiliates represents our share of the operating results of non-consolidated companies over which we have significant influence.

Provision for Taxes

    Prior to our transition to a corporate structure, we were generally not subject to income taxes in most countries because we operated in partnership form in those countries. Since taxes related to income earned by the partnerships were the responsibility of the individual partners, our partners reported and paid taxes on their share of the partnerships' income on their individual tax returns. In other countries, however, we operated in the form of a corporation or were otherwise subject to entity-level taxes on income and withholding taxes. As a result, prior to our transition to a corporate structure, we paid some entity-level taxes, with the amount varying from year to year depending on the mix of earnings among the countries. Where applicable, we accounted for these taxes under the asset and liability method. Therefore, our historical financial statements in respect of periods ended on or prior to May 31, 2001 do not reflect the income tax liability that we would have paid as a corporation. Following our transition to a corporate structure, we are subject to corporate tax on our income.

Minority Interest


    Minority interest eliminates the income earned or expense incurred attributable to the equity interest that some of our partners have in our subsidiary Accenture Canada Holdings Inc. See "Accenture Organizational Structure." The resulting net income of Accenture SCA represents the income attributable to the shareholders of Accenture SCA. Effective January 2002, minority interest also includes immaterial amounts attributable to minority shareholders in our subsidiary, Avanade, Inc.


Partnership Income Before Partner Distributions

    Our historical financial statements in respect of periods ended on or prior to May 31, 2001 reflect our organization as a series of related partnerships and corporations under the control of our partners. The income of our partners in historical periods is not executive compensation in the customary sense because in those periods partner compensation was comprised of distributions of current earnings, out of which our partners were responsible for their payroll taxes and benefits.

Net Income


    Net income reflects the earnings of our organization under a corporate structure. We have provided pro forma financial results that include adjustments to exclude one-time items and other adjustments to include partner compensation and income taxes necessary to present our historical financial statements in respect of periods ended on or prior to May 31, 2001 in corporate structure as if the transition had occurred on September 1, 2000.


Critical Accounting Policies and Estimates

    Revenue Recognition


    We derive substantially all our revenues from contracts for management consulting and technology service offerings and solutions that we develop, implement and manage for our clients. Depending on the terms of the contract, revenues are recognized on a time-and-materials basis or on a percentage-of-completion basis as services are provided by our employees, and to a lesser extent, subcontractors.

Revenues from time-and-materials service contracts are recognized as the services are provided. Revenues from long-term system integration contracts are recognized based on the percentage of services provided during the period compared to the total estimated services to be provided over the duration of the contract. This method is followed where reasonably dependable estimates of the revenues and costs applicable to various elements of a contract can be made. Estimates of total contract revenues and costs are continuously monitored during the term of the contract, and recorded revenues and costs are subject to revision as the contract progresses. Such revisions, which may result in increases or decreases to revenues and income, are reflected in the financial statements in the period in which they are first identified.


    Each contract has different terms based on the scope, deliverables and complexity of the engagement, the terms of which frequently require us to make judgments and estimates about recognizing revenue. While we have many types of contracts, including time-and-materials contracts, fixed-price contracts and contracts with features of both of these contract types, we have been moving away from contracts that are priced solely on a time-and-materials basis toward contracts that also include incentives related to costs incurred, benefits produced, goals attained and our adherence to schedule. We estimate that a majority of our contracts have some fixed-price, incentive-based or other pricing terms that condition some or all of our fees on our ability to deliver defined goals. For systems integration contracts, estimated revenues for applying the percentage-of-completion method include estimated incentives for which achievement of defined goals is deemed probable. Incentives relating to non-systems integration projects are not recorded until the contingency is achieved.



    In recent years, our outsourcing business has increased significantly. Determining revenue and margins on outsourcing contracts requires judgment. Typically the terms of these contracts span several years. In a number of these arrangements we hire client employees and become responsible for client obligations. Revenues are recognized as services are performed or as transactions are processed in accordance with contractual standards, and costs on outsourcing contracts are generally charged to expense as incurred. This typically results in a relatively stable margin percentage over the life of the contract. Outsourcing contracts can also include incentive payments for benefits delivered to clients. Revenues relating to such incentive payments are not recorded until the contingency is satisfied.



    Income Taxes



    Determining the consolidated provision for income tax expense, deferred tax assets and liabilities and related valuation allowance involves judgment. As a global company with offices in 47 countries, we are required to calculate and provide for income taxes in each of the tax jurisdictions where we operate. This involves estimating current tax exposures in each jurisdiction as well as making judgments regarding the recoverability of deferred tax assets. To determine the quarterly tax rate we are required to estimate full-year income and the related income tax expense in each jurisdiction. The estimated effective tax rate, so determined, is adjusted for the tax related to significant unusual items such as the one-time charge of $212 million recorded in the first half of fiscal 2002 related to investment writedowns for which tax benefits are not expected to be realized. Tax exposures can involve complex issues and may require an extended period to resolve. Changes in the geographic mix or estimated level of annual pre-tax income can affect the overall effective tax rate.


    Valuation of Investments


    Gains and losses on investments are not predictable and can cause fluctuations in net income. Management conducts periodic impairment reviews of each investment in our portfolio, including historical and projected financial performance, expected cash needs and recent funding events.

Other-than-temporary impairments are recognized in the income statement if the market value of the investment is below its cost basis for an extended period or the issuer has experienced significant financial declines or difficulties in raising capital to continue operations. Judgment is required to first determine the market value of each investment and then to assess whether impairments are temporary or other-than-temporary. Changes in the market value of equity derivatives are reflected in the income statement in the current period. Adverse changes in the financial condition of our investments could result in impairment charges.



    After exploring a number of alternatives, we have decided to sell substantially all of our minority ownership interests in our venture and investment portfolio that could cause volatility in our future earnings. We have engaged an investment bank and are currently in discussions with potential purchasers. We expect to receive offers that allow us to retain a modest percentage of ownership in the venture and investment portfolio through an ongoing alliance with the buyer. We believe the transaction will be completed by the end of the calendar year. Related to this decision, our loss on investments in the six months ended February 28, 2002 included a charge of $212 million, before and after tax, related to investment writedowns of our venture and investment portfolio and the loss we expect to incur on this sale transaction. As of February 28, 2002, after giving effect to the charge, our venture and investment portfolio has a net book value of $109 million, $58 million of which is hedged.



    We will continue to make investments and will accept equity and equity-linked securities using guidelines intended to eliminate volatility, but we will discontinue venture capital investing.

Historical Results of Operations

    The following table sets forth the unaudited percentage of revenues represented by items in our Combined and Consolidated Income Statements for the periods presented.


                                                                                 Six months
                                                                                   ended
                                                           Year ended August 31, February 28,
                                                           --------------------  -----------
                                                           1999    2000   2001   2001   2002
                                                           ----    ----   ----   ----   ----
Revenues:
   Revenues before reimbursements.........................  86%     85%    86%    86%    87%
   Reimbursements.........................................  14      15     14     14     13
                                                           ---     ---    ---    ---    ---
       Revenues........................................... 100     100    100    100    100
Operating expenses:
   Cost of services:*
       Cost of services before reimbursable expenses*.....  49      48     47     44     52
       Reimbursable expenses..............................  14      15     14     14     13
                                                           ---     ---    ---    ---    ---
       Cost of services...................................  63      63     61     58     65
   Sales and marketing*...................................   7       8      9      7     11
   General and administrative costs*......................  12      11     11     12     12
   Reorganization and rebranding costs....................  --      --      7      2     --
   Restricted share unit-based compensation...............  --      --      7     --     --
                                                           ---     ---    ---    ---    ---
       Total operating expenses*..........................  82      82     95     79     88
Operating income*(1)......................................  18      18      5     21     12
Gain (loss) on investments, net...........................   1       5      1      3     (5)
Interest income........................................... n/m     n/m    n/m      1    n/m
Interest expense.......................................... n/m     n/m    n/m    n/m    n/m
Other income (expense).................................... n/m     n/m    n/m    n/m    n/m
Equity in losses of affiliates............................ n/m     n/m    n/m     (1)   n/m
                                                           ---     ---    ---    ---    ---
Income before taxes*......................................  19      23      6     24      7
Provision for taxes.......................................   1       2      4      2      4
                                                           ---     ---    ---    ---    ---
Income before minority interest and accounting change*....  18      21      2     22      3
Minority interest.........................................  --      --    n/m     --    n/m
                                                           ---     ---    ---    ---    ---
Income before accounting change*..........................  18      21      2     22      3
Cumulative effect of accounting change....................  --      --      2      3     --
                                                           ---     ---    ---    ---    ---
Partnership income before partner distributions*..........  18%     21%           25%
                                                           ===     ===           ===
Net income*...............................................                  4%            3%
                                                                          ===           ===

--------
n/m = not meaningful
 * Excludes payments for partner distributions in respect of periods ended on or prior to May 31, 2001.

(1) Operating income as a percentage of revenues before reimbursements was 21%, 21% and 6% for 1999, 2000 and 2001, respectively. Operating income as a percentage of revenues before reimbursements was 24% and 14% for the six months ended February 28, 2001 and 2002, respectively.

    We provide services through five operating groups. The following table provides unaudited financial information for each of these operating groups.


                                                                                 Six months
                                                                                    ended
                                                      Year ended August 31,     February 28,
                                                    -------------------------  --------------
                                                      1999     2000     2001    2001    2002
                                                    -------  -------  -------  ------  ------
                                                        (in millions, except percentages)
Revenues:
   Communications & High Tech...................... $ 2,499  $ 2,806  $ 3,238  $1,674  $1,495
   Financial Services..............................   2,736    2,542    2,894   1,465   1,379
   Government......................................     777      797    1,003     451     660
   Products........................................   1,699    1,932    2,357   1,175   1,297
   Resources.......................................   1,812    1,661    1,933     935   1,066
   Other...........................................      27       14       19      13       5
                                                    -------  -------  -------  ------  ------
       Total revenues before reimbursements........   9,550    9,752   11,444   5,713   5,902
   Reimbursements..................................   1,529    1,788    1,904     909     917
                                                    -------  -------  -------  ------  ------
       Total....................................... $11,079  $11,540  $13,348  $6,622  $6,819
                                                    =======  =======  =======  ======  ======
Revenues as a percentage of total:
   Communications & High Tech......................      23%      24%      24%     25%     22%
   Financial Services..............................      25       22       22      22      20
   Government......................................       7        7        8       7      10
   Products........................................      15       17       18      18      19
   Resources.......................................      16       15       14      14      16
   Other...........................................     n/m      n/m      n/m     n/m     n/m
                                                    -------  -------  -------  ------  ------
       Total revenues before reimbursements........      86       85       86      86      87
   Reimbursements..................................      14       15       14      14      13
                                                    -------  -------  -------  ------  ------
       Total.......................................     100%     100%     100%    100%    100%
                                                    =======  =======  =======  ======  ======
Operating Income (Loss):
   Communications & High Tech...................... $   557  $   671  $   449  $  413  $  130
   Financial Services..............................     824      666      537     435     157
   Government......................................     103       80       75      45     114
   Products........................................     263      416      363     270     259
   Resources.......................................     285      264      235     196     144
   Other...........................................       0      (11)    (963)      3      (1)
                                                    -------  -------  -------  ------  ------
       Total....................................... $ 2,032  $ 2,086  $   696  $1,362  $  803
                                                    =======  =======  =======  ======  ======
Operating Income (Loss) as a percentage of total:
   Communications & High Tech......................      27%      32%      64%     30%     16%
   Financial Services..............................      41       32       77      32      20
   Government......................................       5        4       11       3      14
   Products........................................      13       20       52      20      32
   Resources.......................................      14       13       34      15      18
   Other...........................................     n/m       (1)    (138)    n/m     n/m
                                                    -------  -------  -------  ------  ------
       Total.......................................     100%     100%     100%    100%    100%
                                                    =======  =======  =======  ======  ======
Operating Income as a percentage of total revenues
  before reimbursements by operating group:
   Communications & High Tech......................      22%      24%      14%     25%      9%
   Financial Services..............................      30       26       19      30      11
   Government......................................      13       10        7      10      17
   Products........................................      15       22       15      23      20
   Resources.......................................      16       16       12      21      14
   Other...........................................     n/m      n/m      n/m     n/m     n/m

Operating Income as a percentage of revenues before
  reimbursements...................................      21%      21%       6%     24%     14%
                                                    =======  =======  =======  ======  ======
Operating Income as a percentage of revenues.......      18%      18%       5%     21%     12%
                                                    =======  =======  =======  ======  ======

--------
n/m = not meaningful

Pro Forma Financial Information


    The following pro forma consolidated income statements for the year ended August 31, 2001 and for the six months ended February 28, 2001 are based on our historical financial statements included elsewhere in this registration statement.


    The pro forma consolidated income statements give effect to the following as if they occurred on September 1, 2000:


   . the transactions related to our transition to a corporate structure described under "Certain Transactions and Relationships--Reorganization and Related Transactions";


   . compensation payments to employees who were partners prior to our transition to a corporate structure;

   .  provision for corporate income taxes; and

   .  Accenture Ltd's initial public offering in July 2001.

    The pro forma as adjusted consolidated income statements give effect to the pro forma adjustments described above and also to the exclusion of one-time rebranding costs of $304 million incurred in connection with our name change to Accenture. Management believes that this pro forma as adjusted information provides useful supplemental information in understanding its results of operations.


    The pro forma and pro forma as adjusted consolidated income statements for the year ended August 31, 2001 and for the six months ended February 28, 2001 exclude one-time events directly attributable to Accenture Ltd's initial public offering, because of their nonrecurring nature. These one-time events include:


   . net compensation cost of approximately $967 million resulting from the grant of restricted share units in connection with Accenture Ltd's initial public offering; and

   . approximately $544 million for costs associated with our transition to a corporate structure.


    The pro forma and pro forma as adjusted consolidated income statement for the year ended August 31, 2001 excludes the effect of a cumulative change in accounting principle to implement SFAS 133.


    The pro forma adjustments are based upon available information and assumptions that management believes are reasonable.

    This information and the accompanying notes should be read in conjunction with our historical financial statements and the related notes included elsewhere in this Registration Statement on Form 10. The information presented is not necessarily indicative of the results of operations or financial position that might have occurred had the events described above actually taken place as of the dates specified or that may be expected to occur in the future.

  Pro Forma Consolidated Income Statement For the Year Ended August 31, 2001
                                  (Unaudited)


                                                                           Pro    As adjusted   Pro forma    % of
                                                As reported Adjustments   forma   adjustments  as adjusted revenues
                                                ----------- -----------  -------  -----------  ----------- --------
                                                                 (in millions, except percentages)
Revenues:
   Revenues before reimbursements..............   $11,444      $  --     $11,444     $  --       $11,444      86%
   Reimbursements..............................     1,904         --       1,904        --         1,904      14
                                                  -------      -----     -------     -----       -------     ---
      Revenues.................................    13,348         --      13,348        --        13,348     100
Operating expenses:
   Cost of services:*
      Cost of services before reimbursable
       expenses*...............................     6,200        725 (a)   6,925        --         6,925      52
      Reimbursable expenses....................     1,904         --       1,904        --         1,904      14
                                                  -------      -----     -------     -----       -------     ---
      Cost of services*........................     8,104        725       8,829        --         8,829      66
   Sales and marketing*........................     1,217        290 (a)   1,507        --         1,507      11
   General and administrative costs*...........     1,516         44 (a)   1,560        --         1,560      12
   Reorganization and rebranding costs.........       848       (544)(b)     304      (304)(g)        --     n/m
   Restricted share unit-based compensation....       967       (967)(c)      --        --            --     n/m
                                                  -------      -----     -------     -----       -------     ---
   Total operating expenses*...................    12,652       (452)     12,200      (304)       11,896      89
                                                  -------      -----     -------     -----       -------     ---
Operating income*..............................       696        452       1,148       304         1,452      11
Gain on investments, net.......................       107         --         107        --           107       1
Interest income................................        80         --          80        --            80     n/m
Interest expense...............................       (44)       (15)(d)     (59)       --           (59)    n/m
Other income (expense).........................        17         --          17        --            17     n/m
Equity in losses of affiliates.................       (61)        --         (61)       --           (61)    n/m
                                                  -------      -----     -------     -----       -------     ---
Income before taxes*...........................       795        437       1,232       304         1,536      12
Provision for taxes............................       503        (10)(e)     493       121 (e)       614       5
                                                  -------      -----     -------     -----       -------     ---
Income before minority interest and accounting
 change*.......................................       292        447         739       183           922       7
Minority interest..............................         8        (15)(f)      (7)       (2)(f)        (9)    n/m
                                                  -------      -----     -------     -----       -------     ---
Income before accounting change*...............   $   300      $ 432     $   732     $ 181       $   913       7%
                                                  =======      =====     =======     =====       =======     ===

--------
n/m = not meaningful

* Historical information excludes payments for partner distributions in respect of periods ended on or prior to May 31, 2001.

 Pro Forma Consolidated Income Statement for the Six Months Ended February 28,
                                     2001

                                  (Unaudited)


                                                                           Pro   As adjusted   Pro forma    % of
                                                As reported Adjustments   forma  adjustments  as adjusted revenues
                                                ----------- -----------  ------  -----------  ----------- --------
                                                                (in millions, except percentages)
Revenues:
   Revenues before reimbursements..............   $5,713       $  --     $5,713     $  --       $5,713       86%
   Reimbursements..............................      909          --        909        --          909       14
                                                  ------       -----     ------     -----       ------      ---
      Revenues.................................    6,622          --      6,622        --        6,622      100
Operating expenses:
   Cost of services:*
      Cost of services before reimbursable
       expenses*...............................    2,943         559 (a)  3,502        --        3,502       53
      Reimbursable expenses....................      909          --        909        --          909       14
                                                  ------       -----     ------     -----       ------      ---
      Cost of services*........................    3,852         559      4,411        --        4,411       67
   Sales and marketing*........................      453         219 (a)    672        --          672       10
   General and administrative costs*...........      765          32 (a)    797        --          797       12
   Reorganization and rebranding costs.........      189         (13)(b)    176      (176)(g)       --       --
                                                  ------       -----     ------     -----       ------      ---
   Total operating expenses*...................    5,259         797      6,056      (176)       5,880       89
                                                  ------       -----     ------     -----       ------      ---
Operating income*..............................    1,363        (797)       566       176          742       11
Gain on investments, net.......................      189          --        189        --          189        3
Interest income................................       42          --         42        --           42        1
Interest expense...............................      (11)        (10)(d)    (21)       --          (21)     n/m
Other income (expense).........................       24          --         24        --           24      n/m
Equity in losses of affiliates.................      (41)         --        (41)       --          (41)      (1)
                                                  ------       -----     ------     -----       ------      ---
Income before taxes*...........................    1,566        (807)       759       176          935       14
Provision for taxes............................      136         168 (e)    304        70(e)       374        6
                                                  ------       -----     ------     -----       ------      ---
Income before minority interest and accounting
 change*.......................................    1,430        (975)       455       106          561        8
Minority interest..............................       --          (4)(f)     (4)       (1)(f)       (5)     n/m
                                                  ------       -----     ------     -----       ------      ---
Income before accounting change*...............   $1,430       $(979)    $  451     $ 105       $  556        8%
                                                  ======       =====     ======     =====       ======      ===

--------
n/m = not meaningful

* Historical information excludes payments for partner distributions in respect of periods ended on or prior to May 31, 2001.

                   Notes to Pro Forma Financial Information
                                  (Unaudited)

               (in millions, except percentages and share data)



(a) Adjustments totaling $1,059 and $810 for the year ended August 31, 2001 and for the six months ended February 28, 2001, respectively, reflect the effects of partner compensation and benefit costs as if our transition to a corporate structure had occurred on September 1, 2000. Prior to our transition to a corporate structure, payments to our partners were generally accounted for as distributions of partners' income, rather than compensation expense. For the year ended August 31, 2001 and for the six months ended February 28, 2001, respectively, compensation and benefit costs of partners have been allocated 69% to cost of services, 27% to sales and marketing, and 4% to general and administrative costs based on an estimate of the time spent on each activity at the appropriate cost rates.



    The compensation plan adopted upon our transition to a corporate structure includes a fixed salary, benefits and performance-based bonuses. All elements of the new compensation plan, including bonuses, have been reflected in the pro forma adjustments because our partners would have earned the bonuses based on our results of operations for the historical periods. Benefit costs are medical, dental and payroll taxes, all of which are based on estimated costs that would have been incurred had these benefits been in place during the historical periods.



(b) One-time reorganization costs were incurred during the year ended August 31, 2001. Reorganization costs for the year ended August 31, 2001 include $89 of restructuring costs relating to our transition to a corporate structure and $455 of indirect taxes, such as capital and stamp duty imposed on transfers of assets to the new corporate holding company structure. Reorganization costs for the six months ended February 28, 2001 include $13 of restructuring costs relating to our transition to a corporate structure.



(c) In connection with Accenture Ltd's initial public offering, 68,481,815 fully vested restricted share units at $14.50 per share were granted in July 2001 to certain partners, former partners and employees. The $967 expense represents the fair value of fully vested restricted share units less $26 relating to canceled liabilities for a deferred bonus plan for employees. Each restricted share unit represents an unfunded, unsecured right, which is nontransferable except in the event of death, of a participant to receive an Accenture Ltd Class A common share on the date specified in the participant's award agreement.



(d) Reflects adjustments of $15 and $10 for the year ended August 31, 2001 and for the six months ended February 28, 2001, respectively, representing estimated interest expense on early-retirement benefits payable to partners.


(e) Reflects adjustments for an estimated income tax provision as if we had operated in a corporate structure at a pro forma tax rate of 40%. The adjustment for the year ended August 31, 2001 is net of $222 relating to the revaluation of deferred tax liabilities upon change in tax status, including income taxes relating to mandatory changes in tax accounting methods, from a partnership to a corporate structure. As a series of related partnerships and corporations under the control of our partners, we generally were not subject to income taxes. However, some of the corporations were subject to income taxes in their local jurisdictions.


(f) Minority interests for the year ended August 31, 2001 and for the six months ended February 28, 2001 are based on the assumption that minority interests as of August 31, 2001 existed throughout the fiscal year and do not give effect to the offering of Accenture Ltd Class A common shares in July 2001. As of August 31, 2001 partners owned a 0.81% minority interest in Accenture Canada Holdings Inc. Since Accenture SCA controls Accenture Canada Holdings Inc., Accenture SCA consolidates Accenture Canada Holdings Inc.

(g) One-time rebranding costs were incurred during the year ended August 31, 2001 and during the six months ended February 28, 2001. Rebranding costs for the year ended August 31, 2001 and for the six months ended February 28, 2001 include $157 and $66, respectively, for the amortization of intangible assets relating to the final resolution of arbitration with Andersen Worldwide and Arthur Andersen as well as $147 and $110, respectively, from changing our name to Accenture. These amounts are considered pro forma as adjusted adjustments due to their nonrecurring nature.





Six Months Ended February 28, 2002 Compared to Six Months Ended February 28,
2001



    Our results of operations in respect of periods ended on or prior to May 31, 2001 reflect the fact that we operated as a series of related partnerships and corporations prior to that date, and our results of operations in respect of periods ending after May 31, 2001 reflect that we commenced operations in corporate structure on that date. Accordingly, in order to provide a more meaningful comparison of our results for the six months ended February 28, 2002 as compared to the six months ended February 28, 2001, we comment below on our results for those periods both on a historical basis and a pro forma as adjusted basis.



Revenues



    Revenues for the six months ended February 28, 2002 were $6,819 million, an increase of $197 million, or 3%, over the six months ended February 28, 2001. Revenues before reimbursements for the six months ended February 28, 2002 were $5,902 million, an increase of $189 million, or 3%, over the six months ended February 28, 2001 in U.S. dollars. In local currency terms, revenues before reimbursements in the six months ended February 28, 2002 grew by 5% over the six months ended February 28, 2001. Our revenues before reimbursements in Europe, the Middle East and Africa grew by 19% in both U.S. dollars and local currency terms, revenues before reimbursements in the Americas declined by 7% in U.S. dollars and 5% in local currency terms and revenues before reimbursements in Asia/Pacific declined by 4% in U.S. dollars, while increasing 3% in local currency terms. Growth in business transformation outsourcing revenues offset lower consulting revenues.





    As a result of the difficult economic environment, some clients have reduced or deferred expenditures for consulting services and we have also experienced pricing pressure over the last year which has eroded our revenues by approximately 1% in local currency terms. However, we have implemented cost-management programs such that operating margins have been maintained or improved over this period. Current and future cost-management initiatives may not be sufficient to maintain our margins if the current challenging economic environment continues for several quarters. We expect revenues before reimbursements for the third quarter ending May 31, 2002 to be at or about the level of revenues before reimbursements for the third quarter of fiscal 2001, which were $2,953 million.



    Our Communications & High Tech operating group achieved revenues before reimbursements of $1,495 million in the six months ended February 28, 2002, a decrease of 11% from the six months ended February 28, 2001, primarily due to global economic weakening in the industries which this operating group serves. Our Financial Services operating group achieved revenues before reimbursements of $1,379 million in the six months ended February 28, 2002, a decrease of 6% from the six months ended February 28, 2001, primarily due to the impact of the economic downturn on the capital markets industry. The weakening in our Banking industry group in North America and Europe was partially offset by growth in our Health Services industry group in North America. Our Government operating group achieved revenues before reimbursements of $660 million in the six months ended February 28, 2002, an increase of 46% over the six months ended February 28, 2001, primarily driven by strong growth in North America and Europe. Our Products operating group achieved revenues before reimbursements of $1,297 million in the six months ended February 28, 2002, an increase of 10% over the six months ended February 28, 2001, as a result of strong growth in our Retail industry group in Europe. Our Resources operating group achieved revenues before reimbursements of $1,066 million in the six months ended February 28, 2002, an increase of 14% over the six months ended February 28, 2001, as a result of strong growth in our Chemicals industry group in North America, strong growth in our Energy industry group in Europe and Asia/Pacific and strong growth in our Utilities industry group in North America and Europe.



Operating Expenses



    Operating expenses in the six months ended February 28, 2002 were $6,016 million, an increase of $756 million, or 14%, over the six months ended February 28, 2001 and an increase as a percentage of revenues from 79% in the six months ended February 28, 2001 to 88% in the six months ended February 28, 2002. These increases primarily resulted from higher employee compensation costs following our transition to a corporate structure.



    Operating expenses for the six months ended February 28, 2002 increased $136 million, or 2%, over the pro forma as adjusted operating expenses for the six months ended February 28, 2001, and decreased as a percentage of revenues from 89% for the six months ended February 28, 2001 to 88% for the six months ended February 28, 2002.



    Cost of Services



    Cost of services was $4,431 million in the six months ended February 28, 2002, an increase of $579 million, or 15%, over the six months ended February 28, 2001 and an increase as a percentage of revenues from 58% in the six months ended February 28, 2001 to 65% in the six months ended February 28, 2002. Cost of services before reimbursable expenses was $3,514 million in the six months ended February 28, 2002, an increase of $571 million, or 19%, over the six months ended February 28, 2001 and an increase as a percentage of revenues before reimbursements from 52% in the six months ended February 28, 2001 to 60% in the six months ended February 28, 2002. These increases were primarily attributable to the exclusion of partner compensation from the prior period results.



    Cost of services before reimbursements for the six months ended February 28, 2002 increased $12 million, or 0%, over the pro forma as adjusted cost of services before reimbursements for the six months ended February 28, 2001 and decreased as a percentage of revenues from 53% for the six months ended February 28, 2001 to 52% for the six months ended February 28, 2002. This decrease as a percentage of revenues reflects lower recruiting and training delivery costs partially offset by higher employee compensation costs and severance costs. The slowdown in the global economy in the second half of fiscal year 2001 led us to redirect some of our resources to selling and marketing efforts in order to promote our business.



    Sales and Marketing



    Sales and marketing expense was $759 million in the six months ended February 28, 2002, an increase of $306 million, or 68%, over the six months ended February 28, 2001 and an increase as a percentage of revenues from 7% in the six months ended February 28, 2001 to 11% in the six months ended February 28, 2002. These increases were primarily due to the higher compensation expense following our transition to a corporate structure.



    Sales and marketing expense for the six months ended February 28, 2002 increased $87 million, or 13%, over the pro forma as adjusted sales and marketing expense for the six months ended February 28, 2001, and increased as a percentage of revenues from 10% in the six months ended February 28, 2001 to 11% in the six months ended February 28, 2002. The slowdown in the global economy which began in the second half of fiscal year 2001 led us to increase our selling and marketing efforts in order to promote our business.

    General and Administrative Costs



    General and administrative costs were $826 million in the six months ended February 28, 2002, an increase of $61 million, or 8%, over the six months ended February 28, 2001, and remained constant as a percentage of revenues at 12%.



    General and administrative costs for the six months ended February 28, 2002 increased $29 million, or 4%, over the pro forma as adjusted general and administrative costs for the six months ended February 28, 2001, and remained constant as a percentage of revenues at 12%.



    Reorganization and Rebranding Costs



    We incurred no reorganization and rebranding costs for the six months ended February 28, 2002. Reorganization and rebranding costs were $189 million, or 3% of revenues for the six months ended February 28, 2001. Reorganization costs for the six months ended February 28, 2001 included $13 million of restructuring costs relating to our transition to a corporate structure, and rebranding costs for the six months ended February 28, 2001 included $176 million resulting from changing our name to Accenture. These costs are excluded from our pro forma as adjusted financial results as they are considered to be one-time items.



Operating Income



    Operating income was $803 million in the six months ended February 28, 2002, a decrease of $559 million, or 41%, from the six months ended February 28, 2001 and a decrease as a percentage of revenues from 21% in the six months ended February 28, 2001 to 12% in the six months ended February 28, 2002. Operating income decreased as a percentage of revenues before reimbursements from 24% in the six months ended February 28, 2001 to 14% in the six months ended February 28, 2002.



    Operating income for the six months ended February 28, 2002 increased $61 million, or 8%, over the pro forma as adjusted operating income for the six months ended February 28, 2001 and increased as a percentage of revenues from 11% for the six months ended February 28, 2001 to 12% for the six months ended February 28, 2002. Operating income increased as a percentage of revenues before reimbursements from 13% in the pro forma as adjusted results of operations for the six months ended February 28, 2001 to 14% in the six months ended February 28, 2002.



Gain (Loss) on Investments



    Loss on investments totaled $306 million for the six months ended February 28, 2002. This loss includes $212 million for the anticipated loss on the planned disposal of substantially all of our minority ownership interests in our venture and investment portfolio.



    Gain on investments totaled $189 million for the six months ended February 28, 2001. This gain represents the sale of $357 million of a marketable security purchased in 1995, net of other-than-temporary impairment investment writedowns of $41 million and unrealized investment losses of $127 million.



Equity in Gains (Losses) of Affiliates



    Equity in losses of affiliates totaled $6 million in the six months ended February 28, 2002, compared to losses of $42 million in the six months ended February 28, 2001. Amortization of a negative basis difference arising from the formation of a joint venture was $18 million in the six months ended February 28, 2002, compared to $12 million in the six months ended February 28, 2001.

Provision for Taxes



    Including the one-time charge of $212 million related to investment writedowns for which tax benefits are not expected to be realized, the effective tax rate for the six months ended February 28, 2002 was 54%. Excluding the one-time charge of $212 million to write down investments, the effective tax rate for the six months ended February 28, 2002 was 38%. On a pro forma as adjusted basis, the effective tax rate for the six months ended February 28, 2001 was 40%. The actual effective tax rate for the six months ended February 28, 2001 is not comparable to the effective tax rate for the six months ended February 28, 2002 because, prior to May 31, 2001, we operated as a series of related partnerships and corporations and, therefore, generally did not pay income taxes as a corporation.



Cumulative Effect of Accounting Change



    The adoption of SFAS 133 resulted in cumulative income of $188 million on September 1, 2000, which represents the cumulative unrealized gains resulting from changes in the fair market value of equity holdings considered to be derivatives.




Year Ended August 31, 2001 Compared to Year Ended August 31, 2000

    Our results of operations in respect of periods ended on or prior to May 31, 2001 reflect the fact that we operated as a series of related partnerships and corporations prior to that date, and our results of operations in respect of periods ending after May 31, 2001 reflect that we commenced operations in corporate structure on that date. Accordingly, in order to provide a more meaningful comparison of our results for fiscal year 2001 as compared to fiscal year 2000, we comment below on our results for those periods both on a historical basis and a pro forma as adjusted basis.

Revenues

    Revenues for 2001 were $13,348 million, an increase of $1,808 million, or 16%, over 2000. Revenues before reimbursements for 2001 were $11,444 million, an increase of $1,692 million, or 17%, over 2000 in U.S. dollars. In local currency terms, revenues before reimbursements grew by 23% in 2001 over 2000.

    In 2001, our revenues grew significantly, continuing a trend that began in the second half of 2000 as our clients began to focus on new transformation and implementation initiatives after Year 2000 disruptions proved to be minimal. In addition, demand for our services grew as clients began to explore Web-enablement and electronic commerce strategies and solutions both in the business-to-business and business-to-consumer areas. We believe that this strong revenue growth was the result of our rapid response to changes in the marketplace and our creation and refinement of relevant service offerings. In addition, by focusing on the retraining of our client service personnel during the Year 2000-related slowdown, we positioned ourselves to take advantage of the growth opportunities in these new markets. We achieved this strong revenue growth in 2001 despite the difficult economic conditions that many of our clients' industries experienced. We experienced continued growth in revenues in the fourth quarter of 2001, though at a slower rate of growth than in the third quarter of 2001.

    Our Communications & High Tech operating group achieved revenues before reimbursements of $3,238 million in 2001, an increase of 15% over 2000, primarily due to strong growth in our Communications and Electronics & High Tech industry groups in North America. Operations in Europe and Latin America also experienced significant growth. Our Financial Services operating group achieved revenues before reimbursements of $2,894 million in 2001, an increase of 14% over 2000, primarily due to strong growth in our Banking industry group in Europe and North America and our Health industry group in North America. Our Government operating group achieved revenues before reimbursements of $1,003 million in 2001, an increase of 26% over 2000, primarily driven by strong growth in North America and the United Kingdom. Our Products operating group achieved revenues before reimbursements of $2,357 million in 2001, an increase of 22% over 2000, as a result of strong growth in our Retail and Consumer Goods & Services industry groups in Europe. Our Resources operating group achieved revenues before reimbursements of $1,933 million in 2001, an increase of 16% over 2000, as a result of strong growth in the Chemicals, Forest Products, Metals & Mining and Utilities industry groups in North America.

Operating Expenses

    Operating expenses in 2001 were $12,652 million, an increase of $3,198 million, or 34%, over 2000 and an increase as a percentage of revenues from 82% in 2000 to 95% in 2001.

    Pro forma as adjusted operating expenses were $11,896 million for 2001, an increase of $1,356 million, or 13%, over pro forma operating expenses of $10,540 million for 2000 (which reflects $1,086 million of partner compensation and benefit costs as if our transition to a corporate structure had occurred on September 1, 1999; prior to having a corporate structure, payments to our partners were generally accounted for as distributions of partners' income, rather than compensation expense) and a decrease as a percentage of revenues from 91% in 2000 to 89% in 2001.


    We continue to implement long-term and short-term cost management initiatives aimed at keeping overall growth in operating expenses less than the growth in revenues. The long-term initiatives focus on global reductions in infrastructure costs. Such infrastructure costs primarily include occupancy costs, administrative expenses and information technology operating and development costs. In addition, the costs of delivering training have been reduced by moving toward Web-enabled and other lower cost distribution methods. The short-term initiatives focus on reducing variable costs, such as headcount in select administrative areas, and limiting travel and meeting costs.


    Cost of Services

    Cost of services was $8,104 million in 2001, an increase of $830 million, or 11%, over 2000 and a decrease as a percentage of revenues from 63% in 2000 to 61% in 2001. Cost of services before reimbursable expenses was $6,200 million in 2001, an increase of $714 million, or 13%, over 2000 and a decrease as a percentage of revenues before reimbursements from 56% in 2000 to 54% in 2001. This decrease as a percentage of revenues and revenues before reimbursements resulted from increased demand for our services and lower employee compensation costs resulting from the promotion of 1,286 employees to partner effective September 1, 2000. The increase in partner admissions was designed to incentivize our professionals at an earlier stage in their careers with us.

    Pro forma as adjusted cost of services before reimbursable expenses was $6,925 million in 2001, an increase of $798 million, or 13%, over pro forma cost of services before reimbursable expenses of $6,127 million for 2000 (which reflects $641 million of partner compensation and benefit costs as if our transition to a corporate structure had occurred on September 1, 1999) and a decrease as a percentage of revenues from 53% in 2000 to 52% in 2001. This decrease as a percentage of revenues can be attributed primarily to a favorable mix in the composition of our workforce, reduced costs related to recruiting and training and redirected efforts to sales and marketing in the second half of 2001. Lower attrition enabled us to retain a more experienced workforce, which commands a higher margin. While overall employee chargeability declined in 2001 versus 2000, chargeable hours for our experienced employees as a percentage of total chargeable hours increased. Lower attrition enabled us to reduce our expenditures in recruiting, and the move to Web-enabled and other lower cost distribution methods reduced our costs of delivering training.

    Sales and Marketing

    Sales and marketing expense was $1,217 million in 2001, an increase of $334 million, or 38%, over 2000 and an increase as a percentage of revenues from 8% in 2000 to 9% in 2001.

    Pro forma as adjusted sales and marketing expense was $1,507 million in 2001, an increase of $320 million, or 27%, over pro forma sales and marketing expense of $1,187 million in 2000 (which reflects $304 million of partner compensation and benefit costs as if our transition to a corporate structure had occurred on September 1, 1999) and an increase as a percentage of revenues from 10% in 2000 to 11% in 2001.

    The increase as a percentage of revenues in 2001 is due to higher than normal business development and market development activities during the second half of the year, as the slowdown in the global economy in the second half of the year led us to increase our selling and marketing efforts in order to generate revenue opportunities.

    General and Administrative Costs

    General and administrative costs were $1,516 million in 2001, an increase of $219 million, or 17%, over 2000 and remained constant as a percentage of revenues at 11% in years 2000 and 2001.

    Pro forma as adjusted general and administrative expenses were $1,560 million in 2001, an increase of $122 million, or 8%, over pro forma general and administrative expenses of $1,438 million in 2000 (which reflects $141 million of partner compensation and benefit costs as if our transition to a corporate structure had occurred on September 1, 1999) and a decrease as a percentage of revenues from 13% in 2000 to 12% in 2001.

    Our short-term cost management initiatives in this period of significant growth in revenues enabled us to reduce general and administrative expenses as a percentage of revenues.

    Reorganization and Rebranding Costs

    Reorganization and rebranding costs were $848 million, or 7% of revenues for 2001. Reorganization costs included $89 million of restructuring costs relating to our transition to a corporate structure and $455 million of indirect taxes and other costs imposed on transfers of assets to the new corporate holding company structure. Rebranding costs included $157 million for the amortization of intangible assets related to the final resolution of the arbitration with Andersen Worldwide and Arthur Andersen and $147 million resulting from changing our name to Accenture. These costs are excluded from our pro forma as adjusted financial results as they are considered to be one-time items.

    Restricted Share Unit-based Compensation

    Grants of Accenture Ltd's restricted share units to partners, former partners and employees resulted in compensation cost of $967 million in the quarter ended August 31, 2001. These costs are excluded from our pro forma as adjusted financial results as they are considered to be one-time items.

Operating Income

    Operating income was $696 million in 2001, a decrease of $1,390 million, or 67%, from 2000 and a decrease as a percentage of revenues from 18% in 2000 to 5% in 2001. Operating income decreased as a percentage of revenues before reimbursements from 21% in 2000 to 6% in 2001.

    Pro forma as adjusted operating income was $1,452 million in 2001, an increase of $452 million, or 45%, over pro forma operating income of $1,000 million in 2000 (which reflects the effects of $1,086 million of partner compensation and benefit costs as if our transition to a corporate structure had occurred on September 1, 1999) and an increase as a percentage of revenues from 9% in 2000 to 11% in 2001. Pro forma as adjusted operating income increased as a percentage of revenues before reimbursements from 10% in 2000 to 13% in 2001.

Gain on Investments

    Gain on investments totaled $107 million in 2001, compared to a gain of $573 million in 2000. The gain in 2001 was comprised of $382 million from the sale of a marketable security purchased in 1995 and $11 million from the sale of other securities, net of other-than-temporary impairment investment writedowns of $94 million and unrealized investment losses recognized according to SFAS 133 of $192 million. Other-than-temporary impairment writedowns consisted of $19 million in publicly traded equity securities and $75 million in privately traded equity securities. The writedowns relate to investments in companies where the market value has been less than our cost for an extended time period, or the issuer has experienced significant financial declines or difficulties in raising capital to continue operations.

Interest Income

    Interest income was $80 million in 2001, an increase of $13 million, or 19%, over 2000. The increase resulted primarily from the investment of the proceeds of the sale of a portion of a marketable security purchased in 1995 and the investment of cash proceeds received from Accenture Ltd's initial public offering.

Interest Expense

    Interest expense was $44 million in 2001, an increase of $20 million, or 83%, over 2000. Interest expense on a pro forma as adjusted basis was $59 million for 2001, an increase of $24 million, or 69% over interest expense on a pro forma basis of $35 million in 2000 (which reflects an adjustment of $11 million representing estimated interest expense on early-retirement benefits payable to partners). The increase resulted primarily from the increase in short-term bank borrowings during the third and fourth quarters of 2001.

Other Income (Expense)

    Other income was $17 million in 2001, a decrease of $34 million from 2000, primarily resulting from foreign exchange translations.

Equity in Losses of Affiliates


    Equity in losses of affiliates was a $61 million loss in 2001, compared to a $46 million loss in 2000. In 2001, amortization of a negative basis difference arising on the formation of a joint venture of $32 million was reflected as a component of equity in losses of affiliates, compared to $1 million in 2000.


Provision for Taxes


    Taxes were $503 million in 2001, an increase of $260 million over 2000. Pro forma as adjusted taxes were $614 million in 2001, a decrease of $30 million, or 5%, over pro forma taxes of $644 million in 2000 (which reflects an adjustment of $401 million for an estimated income tax provision as if we had operated in a corporate structure at a pro forma tax rate of 40%). This decrease was due to lower pro forma as adjusted income before taxes for 2001 as compared to 2000. Net deferred tax assets totaling

$300 million at August 31, 2001 have been recognized following our transition to a corporate structure. These net deferred tax assets include a valuation allowance of $76 million, relating to our ability to recognize the tax benefits associated with capital losses on certain U.S. investments and with specific tax net operating loss carryforwards and tax credit carryforwards of certain non-U.S. operations. Management has concluded that the realizability of the remaining net deferred tax assets is more likely than not.

Cumulative Effect of Accounting Change

    The adoption of SFAS 133 resulted in cumulative income of $188 million on September 1, 2000, which represents the cumulative unrealized gains resulting from changes in the fair market value of equity holdings considered to be derivatives by that statement.

Year Ended August 31, 2000 Compared to Year Ended August 31, 1999

    Because we operated as a series of related partnerships and corporations in both 2000 and 1999, our results of operations for those periods are comparable.

Revenues

    Revenues for 2000 were $11,540 million, an increase of $461 million, or 4%, over 1999. Revenues before reimbursements for 2000 were $9,752 million, an increase of $202 million, or 2%, over 1999. Exchange rate fluctuations, specifically with respect to the euro, negatively affected revenue growth as measured in U.S. dollars. In local currency terms, revenues before reimbursements grew by 6% over 1999. Our revenue growth was achieved in the face of a challenging economic environment, which began in the second half of 1999 and was primarily related to Year 2000 events. Specifically, we experienced a slowdown in information technology spending by large companies as they completed large enterprise business systems installations in anticipation of the Year 2000. In addition, there was reluctance by large companies to commit to major new transformation and implementation projects until the impact of Year 2000 concerns was fully understood. However, at the same time, we experienced an increase in demand in the electronic commerce area. Accordingly, we focused on developing capabilities and new service offerings to meet the growing opportunities in these new areas. We retrained our workforce to maintain market relevance to meet the demands of our clients in the emerging new economy. During the second half of 2000, following the realization by our clients that Year 2000 disruptions were minimal, we experienced increased demand for our services, which led to stronger revenue growth beginning in the third quarter. Specifically, revenue growth was (1%), 0%, 7% and 11% in the first through fourth quarters of the year over the corresponding quarters in the previous year.

    Our Communications & High Tech operating group achieved revenues before reimbursements of $2,806 million in 2000, an increase of 12% over 1999, primarily due to growth in Europe and Asia, which was partially offset by slower growth in our North American operations because of the Year 2000-related slowdown. Our Financial Services operating group achieved revenues before reimbursements of $2,542 million in 2000, a decrease of 7% from 1999, primarily driven by decreasing levels of business activity in North America as a result of clients focusing on Year 2000 concerns, as well as the effects of an unfavorable interest rate environment and reduced client merger activity. Our Government operating group achieved revenues before reimbursements of $797 million in 2000, an increase of 3% over 1999. The 2000 increase was lower than in 1999, primarily as a result of government clients postponing large implementation projects until Year 2000 concerns were resolved. Our Products operating group achieved revenues before reimbursements of $1,932 million in 2000, an increase of 14% over 1999, primarily driven by growth in North America from the Retail and Transportation & Travel Services industry groups, as well as additional growth in the Retail industry group in Europe. Our Resources operating group achieved revenues before reimbursements of $1,661 million in 2000, a decrease of 8% from 1999, primarily as the result of delayed merger activity as several proposed mergers were delayed by regulatory concerns, and the completion of a number of large enterprise resource planning implementation projects before Year 2000.

Operating Expenses

    Operating expenses in 2000 were $9,454 million, an increase of $407 million, or 4%, over 1999 and remained constant as a percentage of revenues at 82% in 1999 and 2000. In anticipation of slower growth, we formed a special task force in the second half of 1999 to identify cost drivers, raise cost consciousness and reduce non-payroll cost structures, the results of which were reflected in cost savings during 2000. In 2000, we began a training initiative that focused on building electronic commerce skills and knowledge quickly. The advent of electronic commerce also facilitated a move from traditional classroom training toward Web-enabled distributed training that is designed to deliver the same or better quality training in fewer hours at lower cost. We expect this move toward Web-enabled and other distributed training to continue.

    Cost of Services

    Cost of services was $7,274 million in 2000, an increase of $288 million, or 4%, over 1999 and remained constant as a percentage of revenues at 63% in 1999 and 2000. Cost of services before reimbursable expenses was $5,486 million in 2000, an increase of $29 million, or 1%, over 1999 and a decrease as a percentage of revenues before reimbursements from 57% in 1999 to 56% in 2000. We were able to maintain overall cost of services as a percentage of revenues and revenues before reimbursements at relatively constant levels through periods of slow growth in the first half of 2000, followed by periods of accelerated growth in the second half of 2000.

    Sales and Marketing

    Sales and marketing expense was $883 million in 2000, an increase of $93 million, or 12%, over 1999 and an increase as a percentage of revenues from 7% in 1999 to 8% in 2000. The increase was primarily related to our employees spending larger portions of their time on business development and market development activities coupled with an increase in advertising to communicate our electronic commerce capabilities to existing and potential clients. The increased business development and market development activities were directed toward increasing demand for our services and solutions after the Year 2000-related slowdown.

    General and Administrative Costs

    General and administrative costs were $1,297 million in 2000, an increase of $26 million, or 2%, from 1999 and a decrease as a percentage of revenues from 12% in 1999 to 11% in 2000. As signs of slowing demand became apparent in the first half of 2000, we launched initiatives to better manage our general and administrative costs, including controlling facilities, services, and support costs. This reduction as a percentage of revenues was due in part to the elimination of temporary duplicate costs incurred in 1999 associated with the transition to us of internal support systems and other functions previously shared with Andersen Worldwide.

Operating Income

    Operating income was $2,086 million in 2000, an increase of $54 million, or 3%, over 1999 and remained constant as a percentage of revenues at 18% in 1999 and 2000. Operating income remained constant as a percentage of revenues before reimbursements at 21% in 1999 and 2000.

Gain on Investments

    Gain on investments totaled $573 million for 2000, compared to a gain of $93 million in 1999. In 2000, $569 million of gain on investments was related to the sale of a portion of our investment in a marketable security purchased in 1995, compared to $93 million in 1999.

Interest Income

    Interest income was $67 million in 2000, an increase of $7 million, or 12%, over 1999. The increase in interest income in 2000 resulted primarily from an increase in our cash balance, which was generated by the sale of a portion of our investment in a marketable security purchased in 1995.

Other Income (Expense)

    Other income was $51 million in 2000, an increase of $56 million over 1999. This increase was primarily attributable to the recognition of income from vesting of options for services by our representatives on boards of directors of those companies in which we invest, coupled with income resulting from foreign exchange translations.

Equity in Losses of Affiliates

    Equity in losses of affiliates was a loss of $46 million in 2000 compared to a loss of $6 million in 1999.

Provision for Taxes

    Taxes were $243 million in 2000, an increase of $120 million over 1999. This increase was due to increased taxable income in some of our entities that were subject to entity-level tax.

Quarterly Results


    The following tables present unaudited quarterly financial information for each of our last ten fiscal quarters on a historical basis. We believe the quarterly information contains all adjustments, consisting only of normal recurring adjustments, necessary to fairly present this information. As a professional services organization, we anticipate and respond to demand from our clients. Accordingly, we have limited control over the timing and circumstances under which our services are provided. Typically, we show slight increases in our first-quarter revenues as a result of billing rate increases and the addition of new hires. We typically experience minor declines in revenues for the second and fourth quarters because of an increase in vacation and holiday hours in those quarters. For these and other reasons, we can experience variability in our operating results from quarter to quarter. The operating results for any quarter are not necessarily indicative of the results for any future period.



                                                                                Three months ended
                                -----------------------------------------------------------------------------------------
                                November 30, February 29, May 31, August 31, November 30, February 28, May 31, August 31,
                                    1999         2000      2000      2000        2000         2001      2001      2001
                                ------------ ------------ ------- ---------- ------------ ------------ ------- ----------
                                                                                   (in millions)
Revenues:
 Revenues before
  reimbursements...............    $2,412       $2,272    $2,561    $2,507      $2,831       $2,882    $2,953    $2,778
 Reimbursements................       364          436       501       487         407          502       566       429
                                   ------       ------    ------    ------      ------       ------    ------    ------
 Revenues......................     2,776        2,708     3,062     2,994       3,238        3,384     3,519     3,207
Operating expenses:
Cost of services:*
   Cost of services before
    reimbursable
    expenses*..................     1,356        1,304     1,340     1,487       1,384        1,560     1,566     1,690
   Reimbursable expenses.......       364          436       501       487         407          502       566       429
                                   ------       ------    ------    ------      ------       ------    ------    ------
   Cost of services*...........     1,720        1,740     1,841     1,974       1,791        2,062     2,132     2,119
 Sales and marketing*..........       199          222       230       232         202          251       318       446
 General and administrative
  costs*.......................       318          322       296       360         376          389       365       386
 Reorganization and
  rebranding costs*............        --           --        --        --          30          159       588        71
 Restricted share unit-based
  compensation.................        --           --        --        --          --           --        --       967
                                   ------       ------    ------    ------      ------       ------    ------    ------
    Total operating
     expenses*.................     2,237        2,284     2,367     2,566       2,399        2,861     3,403     3,989
                                   ------       ------    ------    ------      ------       ------    ------    ------
Operating income (loss)*.......       539          424       695       428         839          523       116      (782)
Gain (loss) on investments, net        68          200       266        39         219          (30)       (9)      (73)
Interest income................        14           13        18        22          23           20        17        20
Interest expense...............        (7)          (5)       (6)       (6)         (5)          (6)      (16)      (17)
Other income (expense).........         6           14        12        19           7           17        (3)       (4)
Equity in gains (losses) of
 affiliates....................        (4)          (3)       (2)      (37)        (20)         (21)      (11)       (9)
                                   ------       ------    ------    ------      ------       ------    ------    ------
Income (loss) before taxes*....       616          643       983       465       1,063          503        94      (865)
Provision for taxes............        42           71        81        49          53           83       285        82
                                   ------       ------    ------    ------      ------       ------    ------    ------
Income (loss) before minority
 interest and accounting
 change........................       574          572       902       416       1,010          420      (191)     (947)
Minority interest..............        --           --        --        --          --           --        --         8
                                   ------       ------    ------    ------      ------       ------    ------    ------
Income before accounting
 change*.......................       574          572       902       416       1,010          420      (191)     (939)
Cumulative effect of
 accounting change.............        --           --        --        --         188           --        --        --
                                   ------       ------    ------    ------      ------       ------    ------    ------
Partnership income (loss)
 before partner
 distributions*................    $  574       $  572    $  902    $  416      $1,198       $  420    $ (191)
                                   ======       ======    ======    ======      ======       ======    ======
Net income (loss)..............                                                                                  $ (939)
                                                                                                                 ======




                                November 30, February 28,
                                    2001         2002
                                ------------ ------------

Revenues:
 Revenues before
  reimbursements...............    $2,989       $2,913
 Reimbursements................       420          497
                                   ------       ------
 Revenues......................     3,409        3,410
Operating expenses:
Cost of services:*
   Cost of services before
    reimbursable
    expenses*..................     1,806        1,708
   Reimbursable expenses.......       420          497
                                   ------       ------
   Cost of services*...........     2,226        2,205
 Sales and marketing*..........       361          399
 General and administrative
  costs*.......................       408          418
 Reorganization and
  rebranding costs*............        --           --
 Restricted share unit-based
  compensation.................        --           --
                                   ------       ------
    Total operating
     expenses*.................     2,995        3,022
                                   ------       ------
Operating income (loss)*.......       414          388
Gain (loss) on investments, net       (95)        (211)
Interest income................        15           10
Interest expense...............        (9)         (14)
Other income (expense).........        (8)          10
Equity in gains (losses) of
 affiliates....................         6          (13)
                                   ------       ------
Income (loss) before taxes*....       323          170
Provision for taxes............       123          145
                                   ------       ------
Income (loss) before minority
 interest and accounting
 change........................       200           25
Minority interest..............        (2)           1
                                   ------       ------
Income before accounting
 change*.......................       198           26
Cumulative effect of
 accounting change.............        --           --
                                   ------       ------
Partnership income (loss)
 before partner
 distributions*................

Net income (loss)..............    $  198       $   26
                                   ======       ======

--------

* Excludes payments for partner distributions in respect of periods ended on or prior to May 31, 2001.

LIQUIDITY AND CAPITAL RESOURCES


    We have historically relied on cash flow from operations, partner capital contributions and bank credit facilities to satisfy our liquidity and capital requirements. However, each year a portion of the distributions we made to our partners was made on a deferred basis, which significantly strengthened our working capital and enabled us to limit our external borrowings. Since May 2001, our liquidity needs on a short-term and long-term basis have been satisfied by cash flows from operations, debt capacity under existing and/or new credit facilities and the net proceeds of Accenture Ltd's initial public offering in July 2001. We believe our short-term and long-term liquidity needs will be met through cash flows from operations and debt capacity. In addition, we may need to raise additional funds through public or private debt or equity financings in order to:


   .  take advantage of opportunities, including more rapid expansion;

   .  acquire complementary businesses or technologies;

   .  develop new services and solutions; or

   .  respond to competitive pressures.


    Our balance of cash and cash equivalents was $1,131 million at February 28, 2002 and $1,880 million at August 31, 2001, a decrease of $749 million, or 40%. The decrease is largely attributable to distributions to partners of partnership income earned for periods prior to our transition to a corporate structure and taxes paid in the U.S., partially offset by earnings. Our balance of cash and cash equivalents at August 31, 2001 increased $609 million, or 48%, from $1,271 million at August 31, 2000. The increase is largely attributable to proceeds from the initial public offering of the Accenture Ltd Class A common shares, earnings and the sale of marketable securities, which were partially offset by distributions to partners, return of capital to partners and purchases of equity investments.





    Net cash provided by operating activities was $256 million in the six months ended February 28, 2002, a decrease of $1,137 million from the six months ended February 28, 2001, primarily due to lower net income for the six months ended February 28, 2002 as compared with partnership income before partner distributions in the prior years. As a result of our transition to a corporate structure, net income includes partner compensation and income taxes not included in partnership income before partner distributions. Net cash used in investing activities was $61 million in the six months ended February 28, 2002, compared to net cash provided by investing activities of $31 million in the six months ended February 28, 2001, primarily due to reduced proceeds from the sale of investments. Net cash used in financing activities was $925 million in the six months ended February 28, 2002, a decrease of $414 million from the six months ended February 28, 2001, primarily due to reduced pre-incorporation earnings distributions to our partners. Net cash provided by operating activities was $2,281 million for fiscal 2001, an increase of $150 million from fiscal 2000. Net cash used by investing activities was $411 million for fiscal 2001, an increase of $518 million from fiscal 2000, as proceeds from the sale of investments of $428 million were offset by purchases of new investments and by capital expenditures. Net cash used by financing activities was $1,167 million for fiscal 2001, a decrease of $867 million from fiscal 2000. This included net proceeds of $1,791 million from the initial public offering and sale of the Accenture Ltd Class A common shares in the fourth quarter of fiscal 2001, offset by earnings distributions to partners of $2,282 million, repayment of partners' capital totaling $524 million, and a payment of $314 million to Andersen Worldwide and Arthur Andersen of amounts due related to the final resolution of the arbitration.


    Because we have historically deferred the distribution of a portion of our partners' current year earnings into the subsequent fiscal year, these earnings have been available for a period of time to meet liquidity and working capital requirements. These distributable earnings, temporarily retained and distributed in the subsequent fiscal year, totaled $1,130 million and $819 million at August 31, 2000 and

2001, respectively. At May 31, 2001, we reclassified the final distributable earnings from the capital accounts to current liabilities. Distribution to our partners of pre-incorporation earnings, net of partner receivables owed to Accenture, during the six months ended February 28, 2002 was $764 million.



    We have two syndicated credit facilities providing $450 million and $420 million, respectively, of unsecured, revolving borrowing capacity for general working capital purposes. Committed financing is provided at the prime rate or at the London Interbank Offered Rate plus a spread, and bid option financing is available. These facilities mature in August 2003 and June 2002, respectively. We expect to renew our syndicated credit facilities in June 2002 on comparable terms. The facilities require us to (1) limit liens placed on our assets to (a) liens incurred in the ordinary course of business (subject to certain limitations) and (b) other liens securing aggregate amounts not in excess of 30% of our total assets and (2) maintain a maximum debt to cash flow ratio of one to one. We are in compliance with these terms. As of February 28, 2002, we had no borrowings and $19 million in letters of credit outstanding under these facilities.



    We also maintain four separate bilateral, uncommitted, unsecured multicurrency revolving credit facilities. As of February 28, 2002, these facilities provided for up to $370 million of local currency financing in countries that cannot readily access our syndicated facilities. We also maintain local guaranteed and non-guaranteed lines of credit. As of February 28, 2002, amounts available under these lines of credit facilities totaled $218 million. At February 28, 2002, we had $158 million outstanding under these various facilities. Interest rate terms on the bilateral revolving facilities and local lines of credit are at market rates prevailing in the relevant local markets.



    During the six months ended February 28, 2001 and 2002, we made $180 million and $91 million in capital expenditures, respectively, and $315 million and $378 million for fiscal 2000 and 2001, respectively, primarily for technology assets, furniture and equipment and leasehold improvements to support our operations. We expect that our capital expenditures in the current fiscal year will be less than our capital expenditures in each of the last two fiscal years. In January 2002, we sold our technology center in Northbrook, Illinois for $65 million.



    During November 1999, we formed Accenture Technology Ventures to select, structure and manage a portfolio of equity investments. We made equity investments of $145 million and $48 million during the six months ended February 28, 2001 and 2002, respectively, and $153 million and $326 million during fiscal 2001 and 2002, respectively. See "--Overview--Critical Accounting Policies and Estimates--Valuation of Investments" for a discussion of our plans with respect to our investment portfolio.



    We also received $54 million and $1 million in the six months ended February 28, 2001 and 2002, respectively, and $111 million and $118 million in fiscal 2000 and 2001, respectively, in equity from our clients as compensation for current and future services. Amounts ultimately realized from these equity securities may be higher or lower than amounts recorded on the measurement dates. Accenture SCA's shareholders' equity includes investments in Accenture Ltd's Class A common shares. At February 28, 2002, we had authorization to repurchase up to an additional $126 million of Accenture Ltd's Class A common shares. The cost of shares repurchased during the six months ended February 28, 2002 was $124 million. In addition to our ongoing open-market share repurchases, we expect to repurchase shares pursuant to our Share Management Plan. In certain countries we must use treasury shares, rather than newly issued shares, to satisfy our obligations upon the maturity of a restricted share unit or the exercise of an option in order for the transaction to receive the available tax deductability. We expect to use 6.4 million, 10.0 million and
7.5 million treasury shares for these purposes in fiscal 2002, 2003 and 2004, respectively.

    In limited circumstances, we agree to extend financing to clients. The terms vary by engagement, but generally we contractually link payment for services to the achievement of specified performance milestones. We finance these client obligations primarily with existing working capital and bank financing in the country of origin. As of August 31, 2000, August 31, 2001 and February 28, 2002, $223 million, $182 million and $177 million were outstanding for 14, 17 and 19 clients, respectively. These outstanding amounts are included in unbilled services and other non-current assets on our historical balance sheets.


Obligations and Commitments


    As of February 28, 2002, we had the following obligations and commitments to make future payments under contracts, contractual obligations and commercial commitments:



                                           Payments due by period
                             ---------------------------------------------------
                                        Less than                       After
Contractual Cash Obligations   Total     1 year   1-3 years 4-5 years  5 years
---------------------------- ---------- --------- --------- --------- ----------
                                               (in thousands)
   Long-term debt........... $    7,058 $  2,795  $  4,263  $     --  $       --
   Operating leases.........  2,722,869  201,635   381,741   361,034   1,778,459
   Andersen Worldwide (1)...    548,000  128,000   240,000   180,000          --
   Retirement obligations...    424,301   55,209    92,316    95,340     181,436



--------

(1) The contractual obligations are with Andersen Worldwide and/or its affiliates. In addition, we are obligated to provide up to $22,500 per year of services valued at then current retail billing rates for five years from 2001.


Market Risk

Foreign Currency Risk

    We are exposed to foreign currency risk in the ordinary course of business. We hedge cash flow exposures for our major countries using a combination of forward and option contracts. We do not hold or issue derivative financial instruments for trading purposes. These instruments are generally short-term in nature, with typical maturities of less than one year. From time to time, we enter into forward or option contracts of a long-term nature.

    For purposes of specific risk analysis, we use sensitivity analysis to determine the effects that market risk exposures may have on the fair value of our hedge portfolio. The foreign currency exchange risk is computed based on the market value of future cash flows as affected by the changes in the rates attributable to the market risk being measured. The sensitivity analysis represents the hypothetical changes in value of the hedge position and does not reflect the opposite gain or loss on the underlying transaction. As of August 31, 2000, a 10% decrease in the levels of foreign currency exchange rates against the U.S. dollar with all other variables held constant would result in an increase in the fair value of our financial instruments of $6 million, while a 10% increase in the levels of foreign currency exchange rates against the U.S. dollar would have almost no effect on the fair value of our financial instruments due to the fact that our long and short forward positions almost completely offset each other. As of August 31, 2001, a 10% decrease in the levels of foreign currency exchange rates against the U.S. dollar with all other variables held constant would result in a decrease in the fair value of our financial instruments of $4 million, while a 10% increase in the levels of foreign currency exchange rates against the U.S. dollar would result in an increase in the fair value of our financial instruments of $4 million. As of February 28, 2002, a 10% decrease in the levels of foreign currency exchange rates against the U.S. dollar with all other variables held constant would result in a decrease in the fair value of our financial instruments of $9 million, while a 10% increase in the levels of foreign currency exchange rates against the U.S. dollar would result in an increase in the fair value of our financial instruments of $9 million.


    Twelve of the fifteen member countries of the European Union have established fixed conversion rates between their existing currencies ("legacy currencies") and one common currency, the Euro. Beginning in January 2002, the new Euro-denominated currency was issued, and legacy currencies are being withdrawn from circulation. We have addressed the systems and business issues raised by the Euro currency conversion. These issues include, among others: (1) the need to adapt computer and other business systems and equipment to accommodate Euro-denominated transactions; and (2) the competitive impact of cross-border price transparency. The Euro conversion has not had, and we currently anticipate that it will not have, a material adverse impact to our consolidated financial position, results of operations or cash flows.

Interest Rate Risk

    During the last three years, the majority of our debt obligations have been short-term in nature and the associated interest obligations have floated relative to major interest rate benchmarks, such as the London Interbank Offered Rate. While we have not entered into any derivative contracts to hedge interest rate risks during this period, we may do so in the future.


    The interest rate risk associated with our borrowing and investing activities at August 31, 2000, August 31, 2001 and February 28, 2002 is not material in relation to our consolidated financial position, results of operations or cash flows. We have not used derivative financial instruments to alter the interest rate characteristics of our investment holdings or debt instruments.


Equity Price Risk


    We have marketable equity securities that are subject to market price volatility. Marketable equity securities include common stock, warrants and options. Our investment portfolio includes warrants and options in both publicly traded and privately held companies. Warrants in public companies and those that can be net share settled in private companies are deemed derivative financial instruments and are recorded on the Consolidated Balance Sheet at fair value. The privately held investments are inherently risky because the markets for the technologies or products developed by these companies are less established than those of most publicly traded companies and we may be unable to liquidate our investments if desired. Beginning September 1, 2000, warrants are deemed derivative financial instruments by SFAS 133. As such, they are recorded on the balance sheet at fair value with unrealized gains or losses recorded on the income statement. As of February 28, 2002, we owned marketable equity securities totaling $83 million. We have entered into a forward contract to offset the equity price risk associated with $58 million of options included in our publicly traded marketable equity securities portfolio at February 28, 2002. Gains and losses associated with changes in the fair value of that forward contract offset changes in the fair value of the underlying options. As of February 28, 2002 the fair value of the underlying options was $58 million while the forward contract had a negative fair value of $15 million. The forward contract allows net cash settlement and is being accounted for as a derivative. Pursuant to SFAS 133, changes in the fair value of the forward contract are recorded on the income statement in the periods they arise and unrealized gains or losses are included in other assets or liabilities.

    The following analysis presents the hypothetical change in the fair value of our marketable equity securities at August 31, 2000, August 31, 2001 and February 28, 2002, assuming the same hypothetical price fluctuations of plus or minus 10%, 20% and 30%.



                                  Valuation of investments                 Valuation of investments
                                 assuming indicated decrease  August 31,  assuming indicated increase
                                 --------------------------      2000     --------------------------
                                   -30%      -20%     -10%    fair value    +10%      +20%     +30%
                                 --------  -------- -------- ------------ --------  -------- --------
                                                           (in thousands)
Marketable Equity Securities.... $528,016  $603,446 $678,877   $754,308   $829,739  $905,170 $980,600

                                  Valuation of investments                 Valuation of investments
                                 assuming indicated decrease  August 31,  assuming indicated increase
                                 --------------------------      2001     --------------------------
                                   -30%      -20%     -10%    fair value    +10%      +20%     +30%
                                 --------  -------- -------- ------------ --------  -------- --------
                                                           (in thousands)
Marketable Equity Securities and
  Warrants Deemed Derivatives
  by SFAS 133................... $ 60,618  $ 69,278 $ 77,937   $ 86,597   $ 95,257  $103,916 $112,576

                                  Valuation of investments                 Valuation of investments
                                 assuming indicated decrease February 28, assuming indicated increase
                                 --------------------------   2002 fair   --------------------------
                                   -30%      -20%     -10%      value       +10%      +20%     +30%
                                 --------  -------- -------- ------------ --------  -------- --------
                                                           (in thousands)
Marketable Equity Securities and
  Warrants Deemed Derivatives
  by SFAS 133................... $ 58,367  $ 66,705 $ 75,043   $ 83,381   $ 91,719  $100,057 $108,395



    See "--Overview--Critical Accounting Policies and Estimates--Valuation of Investments" for a discussion of our plans with respect to our investment portfolio.



Newly Issued Accounting Standards



    In June 2001, the Financial Accounting Standards Board approved SFAS No. 141, "Business Combinations," and SFAS No. 142,"Goodwill and Other Intangible Assets." SFAS 141 requires that the purchase method of accounting must be used for all business combinations initiated after June 30, 2001. Under the transition provisions of SFAS 142, goodwill acquired in business combinations for which the acquisition date is after June 30, 2001 are not to be amortized and are to be reviewed for impairment under existing standards. The entire goodwill balance of $153 million at February 28, 2002 related to acquisitions subsequent to June 30, 2001. We will be required to perform an initial impairment review of goodwill as of September 1, 2002, and an annual impairment review thereafter. We do not expect adoption to materially affect our results of operations.


ITEM 3.  PROPERTIES

    We have major offices in the world's leading business centers, including New York, Chicago, Dallas, Los Angeles, San Francisco, London, Frankfurt, Madrid, Milan, Paris, Sydney and Tokyo. In total, we have over 110 offices in 47 countries around the world. We do not own any material real property. Substantially all of our office space is leased under long-term leases with varying expiration dates. We believe that our facilities are adequate to meet our needs in the near future.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Beneficial Ownership of More than Five Percent


    As of May 15, 2002, the only person known by us to be a beneficial owner of more than 5% of Accenture SCA's Class I or Class II common shares was as follows:



                                 Accenture SCA Class I    Accenture SCA Class II
                                     common shares             common shares
                               ------------------------  ------------------------
                                  shares    % of shares     shares    % of shares
Name and Address               beneficially beneficially beneficially beneficially
of Beneficial Owner               owned        owned        owned        owned
-------------------            ------------ ------------ ------------ ------------
Accenture Ltd
  Cedar House, 41 Cedar Avenue
  Hamilton HM12, Bermuda...... 302,799,759       34%     470,958,308      100%

    Accentures SCA's issued share capital is composed only of Class I and Class II common shares. Accenture SCA does not intend to issue any additional Accenture SCA common shares to anyone other than Accenture Ltd.


Security Ownership of Directors and Executive Officers




    The following table sets forth, as of May 15, 2002, information regarding beneficial ownership of Accenture Ltd Class A and Class X common shares and of Accenture SCA Class I common shares held by (1) each of Accenture Ltd's directors and executive officers named in the Summary Compensation table in this registration statement and (2) all of Accenture Ltd's directors and executive officers as a group. To our knowledge, except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to the shares beneficially owned by them. For purposes of the table below "beneficial ownership" is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, pursuant to which a person or group of persons is deemed to have "beneficial ownership" of any shares that such person has the right to acquire within 60 days after May 15, 2002. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above, any shares that such person or persons has the right to acquire within 60 days after May 15, 2002 are deemed to be outstanding but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.



                                       Accenture SCA Class I     Accenture Ltd Class A     Accenture Ltd Class X
                                           common shares             common shares             common shares
                                     ------------------------  ------------------------  ------------------------
                                                      % of                      % of                      % of
                                        shares       shares       shares       shares       shares       shares
                                     beneficially beneficially beneficially beneficially beneficially beneficially
                                        owned        owned        owned        owned        owned        owned
                                     ------------ ------------ ------------ ------------ ------------ ------------
Name
Directors and named executive
officers of Accenture Ltd:
  Joe W. Forehand (1)...............   1,406,889        *%          1,000        **%       1,406,889      ***%
  Stephan A. James (1)..............   1,148,676        *              --        **        1,148,676      ***
  Steven A. Ballmer.................          --        *              --        **               --      ***
  Dina Dublon.......................          --        *              --        **               --      ***
  Karl-Heinz Flother (1)............          --        *         926,347        **               --      ***
  Joel P. Friedman (1)..............     840,257        *              --        **          840,257      ***
  William D. Green (1)..............   1,087,985        *              --        **        1,087,985      ***
  Robert I. Lipp....................          --        *         125,000        **               --      ***
  Blythe J. McGarvie................          --        *              --        **               --      ***
  Mark Moody-Stuart.................          --        *              --        **               --      ***
  Masakatsu Mori (1)................          --        *         892,495        **               --      ***
  Wulf von Schimmelmann.............          --        *              --        **               --      ***
  Diego Visconti (1)................     945,582        *              --        **               --      ***
  Jackson L. Wilson, Jr. (1)........   1,187,063        *              --        **        1,187,063      ***
  Michael G. McGrath (1)............   1,057,938        *              --        **        1,057,938
  All directors and executive
   officers as a group (27 persons).  15,534,571      1.7%      3,589,873       1.1%      12,668,359      2.1%
                                      ==========      ===       =========       ===       ==========      ===




                                      Percentage of the
                                       total number of
                                     Class A and Class X
                                        common shares
                                     beneficially owned
                                     -------------------
Name
Directors and named executive
officers of Accenture Ltd:
  Joe W. Forehand (1)...............        ****%
  Stephan A. James (1)..............        ****
  Steven A. Ballmer.................        ****
  Dina Dublon.......................        ****
  Karl-Heinz Flother (1)............        ****
  Joel P. Friedman (1)..............        ****
  William D. Green (1)..............        ****
  Robert I. Lipp....................        ****
  Blythe J. McGarvie................        ****
  Mark Moody-Stuart.................        ****
  Masakatsu Mori (1)................        ****
  Wulf von Schimmelmann.............        ****
  Diego Visconti (1)................        ****
  Jackson L. Wilson, Jr. (1)........        ****
  Michael G. McGrath (1)............
  All directors and executive
   officers as a group (27 persons).         1.6%
                                            ====

--------
 * Less than 1% of Accenture SCA Class I common shares outstanding. **Less than 1% of Accenture Ltd Class A common shares outstanding. ***Less than 1% of Accenture Ltd Class X common shares outstanding.
****Less than 1% of the total number of Accenture Ltd Class A and Class X common shares outstanding.

 (1)Excludes any shares subject to the voting agreement referred to below that are owned by other parties to the voting agreement. While each of Joe W. Forehand, Stephan A. James, Karl-Heinz Flother, Joel P. Friedman, William
    D. Green, Masakatsu Mori, Diego Visconti, Jackson L. Wilson, Jr. and Michael G. McGrath is a party to the voting agreement and the Accenture Ltd common shares beneficially owned by these persons are subject thereto, each disclaims beneficial ownership of the common shares subject to the voting agreement other than those specified above for each such person individually. See "Certain Transactions and Relationships--Voting Agreement."

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers

    Accenture SCA has no board of directors or officers. Accenture Ltd, as the sole general partner of Accenture SCA, is vested by Accenture SCA's Articles of Association with the management of Accenture SCA and controls Accenture SCA's management and operations.

    The following table presents information regarding the directors and executive officers of Accenture Ltd.


                           Years with
Name                   Age Accenture           Position with Accenture Ltd
----                   --- ----------          ---------------------------
Joe W. Forehand....... 54      29     Chief Executive Officer and Chairman of the
                                      Board of Directors
Stephan A. James...... 55      33     Chief Operating Officer and Director
Steven A. Ballmer..... 45      --     Director
Dina Dublon........... 48      --     Director
Karl-Heinz Flother.... 49      23     Group Chief Executive--Financial Services
                                      Operating Group and Director
Joel P. Friedman...... 54      30     Director
William D. Green...... 48      24     Group Chief Executive--Communications &
                                      High Tech Operating Group and Director
Robert I. Lipp........ 64      --     Director
Blythe J. McGarvie.... 45      --     Director
Mark Moody-Stuart..... 61      --     Director
Masakatsu Mori........ 55      33     Director
Diego Visconti........ 52      26     Director
Wulf von Schimmelmann. 55      --     Director
Jackson L. Wilson, Jr. 54      26     Corporate Development Officer and Director
Arnaud Andre.......... 47      23     Managing Partner--People Matters &
                                      Enablement
R. Timothy S. Breene.. 53       6     Chief Strategy Officer and Group Chief
                                      Executive--Business Consulting Capability
                                      Group
Pamela J. Craig....... 45      22     Managing Partner--Global Business Operations
Mark Foster........... 42      18     Group Chief Executive--Products Operating
                                      Group
Gregg G. Hartemayer... 49      25     Group Chief Executive--Technology &
                                      Outsourcing Capability Group
David R. Hunter....... 51      29     Group Chief Executive--Government Operating
                                      Group
Jose Luis Manzanares.. 49      27     Managing Partner--Global Technology Solutions
                                      and Alliances
Michael G. McGrath.... 56      28     Chief Risk Officer
Gill Rider............ 47      22     Chief Leadership Officer
Douglas G. Scrivner... 50      22     General Counsel and Secretary
Mary A. Tolan......... 41      20     Group Chief Executive--Resources Operating
                                      Group
Carlos Vidal.......... 48      27     Managing Partner--Financial Services, South
                                      Europe; Country Managing Director, Spain; and
                                      Chairman, Partner Income Committee
Harry L. You.......... 43      --     Chief Financial Officer

    Joe W. Forehand has been Chairman of the Board of Directors since February 2001 and has been our Chief Executive Officer since November 1999. He currently serves as Chairman of our Management Committee, our Executive Committee and our Global Leadership Council. From June 1998 to November 1999, Mr. Forehand was responsible for our Communications & High Tech operating group. From September 1997 to June 1998, he was responsible for our Products operating group. From September 1994 to September 1997, Mr. Forehand was responsible for our Products group in the Americas.

    Stephan A. James has been a Director since February 2001 and our Chief Operating Officer since July 2000. From November 1999 to June 2000, he was responsible for our Resources operating group. From September 1996 to October 1999, Mr. James was responsible for our Financial Services operating group. From September 1994 to August 1996, he was responsible for our Financial Services group in the Americas.

    Steven A. Ballmer has been a Director since October 2001. He is chief executive officer and a director of Microsoft Corp., the world's leading manufacturer of software for personal and business computing. Since joining Microsoft in 1980, Mr. Ballmer has headed several Microsoft divisions, including operations, operating systems development, and sales and support. He was promoted to president in July 1998 and was named CEO in January 2000, assuming full management responsibility for the company. Mr. Ballmer serves on the Nominating Committee of the Board of Directors.

    Dina Dublon has been a Director since October 2001. She is executive vice president and chief financial officer of J.P. Morgan Chase & Co., a leading global financial services firm created by the merger of Chase Manhattan and J.P. Morgan & Co. Ms. Dublon is also a director and member of the compensation committee of the board of directors of The Hartford Financial Services Group, Inc. She spent most of her professional career with J.P. Morgan Chase & Co. and its predecessor merging firms, starting as a trader. Prior to being named CFO, she held numerous other positions, including senior vice president and corporate treasurer; managing director of the Financial Institutions Division; and senior vice president of corporate finance. Ms. Dublon serves on the Compensation Committee of the Board of Directors.

    Karl-Heinz Flother has been a Director since June 2001 and our Group Chief Executive--Financial Services Operating Group since December 1999. From June 1998 to February 2000, he was the Country Managing Partner of our Germany practice. From September 1997 to December 1999, he was responsible for our banking practice in continental Europe. From September 1996 to August 1997, Mr. Flother was responsible for our practice services in Western Europe.

    Joel P. Friedman has been a Director since June 2001, Managing General Partner--Accenture Technology Ventures since March 2002 and Managing General Partner--Accenture Technology Ventures, Americas since May 2001. Mr. Friedman currently serves as a director on the board of Calico Commerce Inc., a publicly traded Accenture portfolio company. From 1997 to 2000, he was responsible for our Banking industry group globally. Mr. Friedman serves on the Nominating Committee of the Board of Directors.

    William D. Green has been a Director since June 2001 and our Group Chief Executive--Communications & High Tech Operating Group since December 1999 and the Country Managing Director of our United States practice since August 2000. From September 1997 to December 1999, Mr. Green was responsible for our Resources operating group. From September 1996 to September 1997, he was responsible for our manufacturing group in the Americas. Mr. Green serves on the Compensation Committee of the Board of Directors.

    Robert I. Lipp has been a Director since October 2001. He is chairman and chief executive officer of Travelers Property Casualty Corp., a unit of Citigroup Inc., and is currently a director of Citigroup, a leading global financial services company. Until December 2000 he was Vice Chairman and Member of the Office of the Chairman of Citigroup and CEO of Citigroup's Global Consumer Business. He joined Travelers Group in 1986 and held a number of senior positions there, including the CEO and chairman title from 1993 to 2000. From 1991 to 1993 he served as CEO and chairman of CitiFinancial Credit Company. Mr. Lipp serves on the Audit Committee of the Board of Directors and as Lead Outside Director.

    Blythe J. McGarvie has been a Director since October 2001. She is executive vice president and chief financial officer of BIC Group, one of the world's leading manufacturers of writing instruments, correction fluids, disposable lighters and shavers. The company also manufactures sailboards. Ms. McGarvie is also a member of the board of directors of The Pepsi Bottling Group, Inc. Prior to joining BIC, she was senior vice president and CFO of Hannaford Bros. Co., a supermarket retailer, for five years. She has also held senior financial positions at Sara Lee Corp. and Kraft General Foods. Ms. McGarvie serves as the Chair of the Audit Committee of the Board of Directors.

    Mark Moody-Stuart has been a Director since October 2001. He is former chairman of The Shell Transport and Trading Company and chairman of the Committee of Managing Directors of the Royal Dutch/Shell Group of Companies. He was managing director of Shell Transport and a managing director of Royal Dutch/Shell Group, the world's second-largest oil and gas enterprise, from 1991 to 2001. Mr. Moody-Stuart is a director of HSBC Holdings PLC and of Shell Transport & Trading PLC. Mr. Moody-Stuart serves as the Chairman of the Compensation Committee and on the Nominating Committee of the Board of Directors.

    Masakatsu Mori has been a Director since June 2001. He has been the Country Managing Director of our Japan practice since 1989. He is also the Managing Partner of the Japan operating unit. Mr. Mori serves on the Nominating Committee of the Board of Directors.


    Diego Visconti has been responsible for our Communications & High Tech operating unit in Europe and Latin America since 1995 and has been a Director since June 2001. From 1997 until May 2002, he was also the Country Managing Director of our Italy practice.


    Wulf von Schimmelmann has been a Director since October 2001. He is chief executive officer of Postbank, Germany's largest independent retail bank and among the largest commercial banks in the German market. He is also a member of the board of directors of Deutsche Post World Net Group. Mr. von Schimmelmann serves as the Chairman of the Nominating Committee and on the Audit Committee of the Board of Directors.


    Jackson L. Wilson, Jr. has been a Director and our Corporate Development Officer since February 2001. He was the Managing General Partner--Accenture Technology Ventures, our venture capital business, from November 1999 to March 2002. From June 1997 to November 1999, he was responsible for our operating groups. From June 1995 to June 1997, Mr. Wilson was responsible for industry markets strategies and market and technology solutions.


    Arnaud Andre has been our Managing Partner--People Matters & Enablement since September 2000. From September 1997 to August 2000, he was responsible for the development of our health services market in continental Europe. Prior to August 1997, Mr. Andre led our change management competency in France and the Benelux countries.

    R. Timothy S. Breene has been our Chief Strategy Officer and Group Chief Executive--Business Consulting Capability Group since March 2002. From August 2000 to March 2002 he was Managing Partner--Global Service Lines. From December 1999 to August 2000, he was responsible for our capabilities development organization. From May 1998 to January 2000, Mr. Breene was responsible for our strategic services practice worldwide. From October 1997 to May 1998, he was responsible for our strategic services practice in our Products operating group. From June 1995 to October 1997, Mr. Breene was a client partner.


    Pamela J. Craig has been our Managing Partner--Global Business Operations since June 2001. From February 2000 to June 2001, she was responsible for our Media & Entertainment industry group globally and was also a general partner in Accenture Technology Ventures Japan. From August 1998 to November 2000, Ms. Craig was responsible for our Media & Entertainment global operating unit. From 1996 to August 1998, she was responsible for our Media & Entertainment group in North America.


    Mark Foster has been our Group Chief Executive--Products Operating Group since March 2002. From September 2000 to March 2002 he was responsible for our Products operating group in Europe. From August 1999 to September 2000 Mr. Foster was global managing partner of our Automotive, Industrial and Travel & Transportation industry groups. From May 1999 to August 1999 he was the head of our Pharmaceuticals & Medical Products client group in Europe. From September 1997 to May 1999 Mr. Foster was the managing partner of our Change Management competency in our Pharmaceuticals & Medical Products industry group. From 1994 to September 1997 he was a client partner with responsibility for clients in the pharmaceuticals, food manufacturing, consumer goods and retail industries.

    Gregg G. Hartemayer has been our Group Chief Executive--Technology & Outsourcing Capability Group since March 2002. He was our Group Chief Executive--Products Operating Group from July 1998 to March 2002. From September 1997 to July 1998, Mr. Hartemayer was responsible for the consumer industry group within our Products operating group. He currently serves as a director on the board of Click Commerce Inc., a publicly traded Accenture portfolio company. From May 1996 to September 1997, he was responsible for the consumer industry group for the Americas.

    David R. Hunter has been our Group Chief Executive--Government Operating Group since September 1997 and was responsible for our Government industry group from 1994 to 1997.


    Jose Luis Manzanares has been our Managing Partner--Global Technology Solutions and Alliances since April 2002. He was our Managing Partner--Geographic Services & CIO Organization from December 1999 to April 2002. From September 1997 to December 1999, he was responsible for competency-related operations across Europe, the Middle East, Africa and India. From 1990 to 1997, Mr. Manzanares was the chief executive officer of Coritel, S.A., an information technology services company and wholly owned subsidiary of Accenture.


    Michael G. McGrath has been our Chief Risk Officer since March 2002. He was our Capital Risk Officer from November 2001 to March 2002. He was our Treasurer from June 2001 to November 2001. From September 1997 to June 2001, Mr. McGrath was our Chief Financial Officer. From 1992 to 1997, he was responsible for quality and practice methodologies.

    Gill Rider has been our Chief Leadership Officer since March 2002. From July 2000 to March 2002, Ms. Rider had responsibility for our Resources operating unit in Europe, the Middle East, Africa and Latin America. From 1999 to 2000 she was chairman of our UK and Ireland geographic unit. From 1996 to 1999 she had operational responsibility for our Utilities practice in Europe and South Africa.

    Douglas G. Scrivner has been our General Counsel and Secretary since January 1996.


    Mary A. Tolan has been our Group Chief Executive--Resources Operating Group since August 2000. From December 1999 to August 2000, she was responsible for our firmwide strategy. From August 1998 to December 1999, Ms. Tolan was responsible for our Retail industry group globally and for an operating unit within the Products operating group. From April 1996 to August 1998, she was responsible for our Retail industry group in North America.


    Carlos Vidal has been our Managing Partner--Financial Services, South Europe since October 1997, responsible for the operating unit in South Europe and Latin America. He has also been responsible for the Financial Services operating unit in Central Europe, the Middle East and South Africa since January 2000. In addition, Mr. Vidal has been our Country Managing Director, Spain since 1998 and Chairman of the Partner Income Committee since December 2001. From September 1995 to October 1997 he was responsible for our consulting services across all industries in Spain, Portugal and Italy.

    Harry L. You has been our Chief Financial Officer since June 2001. From March 1996 to June 2001, he was a Principal in the General Industrial Group and then a Managing Director at Morgan Stanley, responsible for the Computer and Business Services Group in the Investment Banking Division.

    From time to time we may engage J.P. Morgan Chase & Co. or Citigroup Inc. for banking and advisory services.


    The bye-laws of Accenture Ltd provide for a board of directors that is divided into three classes serving staggered three-year terms. Class I directors initially have terms expiring at the annual general meeting to be held in calendar year 2002, Class II directors initially have terms expiring at the annual general meeting to be held in calendar year 2003, and Class III directors initially have terms expiring at the annual general meeting to be held in calendar year 2004. Messrs. Forehand, Friedman, Moody-Stuart and Mori and Ms. McGarvie are members of Class I; Messrs. Ballmer, James, Green and Visconti and Ms. Dublon are members of Class II; and Messrs. Lipp, von Schimmelmann, Wilson and Flother are members of Class III. Notwithstanding the foregoing, the initial terms of Messrs. Ballmer, Lipp and von Schimmelmann and of Ms. Dublon will also expire at the annual general meeting to be held in calendar year 2002. At each annual general meeting, directors will be elected for a full term of three years to succeed those directors of the relevant class whose terms are expiring. Directors who are also our employees do not receive additional compensation for serving as directors.



Accenture SCA Supervisory Board



    While Accenture Ltd, as the general partner of Accenture SCA, manages Accenture SCA and is vested with the broadest powers to perform all acts of administration and disposition in Accenture SCA's interest which are not expressly reserved by law or Accenture SCA's articles of association to the shareholders or the supervisory board, the supervisory board supervises the affairs of Accenture SCA and its financial situation, including its books and accounts. Certain decisions, such as the appointment of the individuals put forward from time to time by the general partner to exercise the general partner's powers and the transfer of shares, require the approval of the supervisory board. The supervisory board may be consulted on such matters as the general partner may determine.



    The supervisory board is composed of at least three members, each of whom is elected by a simple majority vote of the shareholders of Accenture SCA for a maximum term of six years, which may be renewable. Because Accenture Ltd has a majority voting interest in Accenture SCA, it controls the election of all of the members of the supervisory board. The supervisory board is currently composed of Messrs. Forehand, James, Flother, Friedman, Green, Mori, Visconti, and Wilson.

ITEM 6.  EXECUTIVE COMPENSATION

Summary Compensation Table

    The following table sets forth, for fiscal 2000 and 2001, the compensation for such periods for our chief executive officer and for each of our four most highly compensated executive officers, other than the chief executive officer, serving as executive officers at the end of fiscal 2001. These five persons are referred to, collectively, as the "Named Executive Officers."

                                                  Annual Compensation        Long-Term Compensation Awards
                                             ----------------------------- ----------------------------------
                                                                 Other     Restricted Securities
                                                                 Annual    Share Unit Underlying  All Other
                                        Year Salary(1)  Bonus Compensation  Award(s)   Options   Compensation
                                        ---- ---------- ----- ------------ ---------- ---------- ------------
Joe W. Forehand........................ 2001 $5,294,095  $--      $--         $--        $--         $--
 Chief Executive Officer and            2000  4,000,000   --       --          --         --          --
 Chairman of the Board of Directors
Jackson L. Wilson, Jr.................. 2001  4,395,697   --       --          --         --          --
 Corporate Development Officer          2000  4,600,000   --       --          --         --          --
Stephan A. James....................... 2001  4,476,101   --       --          --         --          --
 Chief Operating Officer                2000  4,200,000   --       --          --         --          --
Michael G. McGrath..................... 2001  4,309,092   --       --          --         --          --
 Chief Risk Officer                     2000  3,900,000   --       --          --         --          --
William D. Green....................... 2001  3,317,096   --       --          --         --          --
 Group Chief Executive--Communications  2000  3,500,000   --       --          --         --          --
 & High Tech Operating Group

--------

(1) Amounts in the table with respect to periods prior to the consummation of Accenture's transition to a corporate structure on May 31, 2001 consist of distributions of partnership income, including realized gains on investments and return on capital at risk. These amounts are not comparable to executive compensation in the customary sense. With respect to periods subsequent to May 31, 2001, amounts in this table reflect the salary actually paid to the Named Executive Officers.


Compensation Committee Interlocks and Insider Participation

    The board of directors of Accenture Ltd did not have a compensation committee during fiscal 2001. In fiscal 2001, our partners' compensation, including the compensation of our executive officers, was determined based on the "unit" level of the individual partner. "Units" is an internal term we have used historically to quantify the relative level of participation our individual partners had in our income. At the beginning of fiscal 2001, a partners' income committee, consisting of our chief executive officer and 54 partners he appointed, reviewed evaluations and recommendations concerning the performance of partners and relative levels of income participation, or unit allocation. Based on its review, the committee prepared a partners' income plan, which was then submitted to the partners for their approval.

Compensation of Outside Directors

    Each director who is not an employee of Accenture Ltd or its subsidiaries receives an annual retainer of $50,000, which may be deferred in whole or in part through receipt of fully-vested restricted share units; an initial grant of an option to purchase 25,000 Accenture Ltd Class A common shares upon election to the board of directors; and an annual grant of an option to purchase 10,000 Accenture Ltd Class A common shares. Each option will vest fully after one year (or sooner upon death, disability or involuntary termination, or removal from the board of directors) and will generally expire after 10 years. Robert I. Lipp receives an additional annual retainer of $75,000 for his service as Lead Outside Director, and Steven A. Ballmer has elected not to receive compensation for his service as a director.

Employment Contracts


    Each of our Named Executive Officers has entered into an annual employment agreement which is renewed automatically. The employment agreements provide that these Named Executive Officers will receive compensation as determined by Accenture. Pursuant to the employment agreements, each of the Named Executive Officers has also entered into a non-competition agreement whereby each agreed that, for a specified period, he will not (1) associate with and engage in consulting services for any competitive enterprise or (2) solicit or assist any other entity in soliciting any client or prospective client for the purposes of providing consulting services, perform consulting services for any client or prospective client, or interfere with or damage any relationship between us and a client or prospective client. In addition, each of the Named Executive Officers has agreed that for the restricted period he will not solicit or employ any Accenture employee or any former employee who ceased working for us within an eighteen-month period before or after the date on which the Named Executive Officer's employment with us or our affiliates terminated.



ITEM 7.  CERTAIN TRANSACTIONS AND RELATIONSHIPS







Reorganization and Related Transactions



    We completed a number of transactions in fiscal 2001 and 2002 in order to have Accenture assume a corporate structure. The principal reorganization transactions and related transactions are summarized below.



   . Our partners received shares in our global corporate structure in lieu of their interests in our local business operations. Our partners in Australia, Denmark, France, Italy, Norway, Spain, Sweden and the United States received Accenture SCA Class I common shares in lieu of their interests in our local operations in those countries. Our partners in Canada and New Zealand received Accenture Canada Holdings exchangeable shares in lieu of their interests in our local operations in those countries. Our partners elsewhere received Accenture Ltd Class A common shares in lieu of their interests in our local operations in the relevant countries. Most of our partners receiving Accenture SCA Class I common shares or Accenture Canada Holdings exchangeable shares received a corresponding number of Accenture Ltd Class X common shares.



   . In connection with our transition to a corporate structure, each partner's paid-in capital was returned to that partner.



   . We distributed to our partners earnings undistributed as of the date of the consummation of our transition to a corporate structure.





Share Management Plan



    We recognize the need to address three important objectives related to the ownership of Accenture Ltd Class A common shares: increased public float, broader ownership of the Accenture Ltd Class A common shares and the orderly entry of Accenture Ltd Class A common shares into the market. We also recognize the needs of our partners to diversify their portfolios and to achieve additional liquidity over time. To balance these objectives, and to effectively incentivize our current and future partners, we expect to implement a number of arrangements which we refer to collectively as our Share Management Plan and which currently include the components described below.

Common Agreements



    Following are descriptions of the material terms of the Accenture Ltd common agreement and the Accenture SCA common agreement, the forms of which have been filed as exhibits to this registration statement.



    Accenture Ltd Common Agreement



    Accenture Ltd and certain of the covered persons under the voting agreement described below under "--Voting Agreement" have entered into a common agreement, and each other person who becomes a partner in the future will be required to enter into the common agreement, under which each such covered person agrees not to transfer any of his or her covered shares under the voting agreement until July 24, 2005, except:



   . to participate as a seller in underwritten public offerings, share repurchases, sales or redemptions or other transactions, in each case as approved in writing by Accenture Ltd; and/or



   . to estate and/or tax planning vehicles, family members and charitable organizations that become bound by the terms of the common agreement, in each case as approved in writing by Accenture Ltd as further described below under "--Approved Family Transfers."



    Notwithstanding these limitations, a covered person may (1) exchange Accenture Canada Holdings exchangeable shares for Accenture Ltd Class A common shares and (2) pledge his or her covered shares subject to the terms described under "--Voting Agreement--Transfer Restrictions" below. These limitations are not affected by a covered person's retirement status.



    Partners and former partners party to the voting agreement continue to be subject to the voting agreement, including provisions that require covered persons to comply with share transfer restrictions imposed by Accenture from time to time in connection with offerings of Accenture Ltd securities, whether or not they enter into the Accenture Ltd common agreement.



    Accenture SCA Common Agreement



    Accenture SCA and certain of the covered persons under the transfer rights agreement described below under "--Accenture SCA Transfer Rights Agreement" have entered into a common agreement under which each such covered person agrees not to transfer any of his or her covered shares under the transfer rights agreement until July 24, 2005, except:



   . to participate as a seller in underwritten public offerings, share repurchases, sales or redemptions or other transactions, in each case as approved in writing by Accenture SCA or Accenture Ltd; and/or



   . to estate and/or tax planning vehicles, family members and charitable organizations that become bound by the terms of the common agreement, in each case as approved in writing by Accenture SCA or Accenture Ltd as further described below under "--Approved Family Transfers."



    Notwithstanding these limitations, (1) a covered person may redeem Accenture SCA Class I common shares, provided that any securities that may be received by such covered person in respect of such redemption shall be subject to the above-described restrictions on transfer and (2) at any time after May 31, 2004, covered persons may require Accenture SCA to redeem their Class I common shares for a redemption price per share generally equal to the lower of the market price of an Accenture Ltd Class A common share and $1, and a covered person may pledge his or her covered shares, in each case subject to the terms described under "--Accenture SCA Transfer Rights Agreement--Transfer Restrictions" below. These limitations are not affected by a covered person's retirement status.

    We expect that any transfers described above will be approved under Accenture SCA's articles of association.



    Partners and former partners party to the transfer rights agreement continue to be subject to the transfer rights agreement, whether or not they enter into the Accenture SCA common agreement.



Approved Family Transfers



    We intend to approve estate and/or tax planning strategies that will allow the value of a partner's shares to be transferred to a partner's heirs or charitable donees in tax efficient manners directly or indirectly through tax planning vehicles which may reduce estate, gift, wealth, or income taxes of either the partner or the recipient of the shares. We expect to approve a menu of family transfers that are tailored to the local estate and/or tax planning needs of partners in particular countries and which can be implemented with minimal involvement or expense by Accenture. Partners wishing to use these approved family transfers will be required to work with identified local tax and legal advisors to assure that the transfers comply with Accenture's requirements.



    We intend to impose conditions on these transfers, such as requiring that
(1) any transferee be bound by the transfer restrictions of the common agreements, the voting agreement and/or the transfer rights agreement, as applicable, (2) sole voting power over transferred shares be retained by partners, and (3) Accenture be indemnified for any legal or tax liability arising from the use of the approved family transfer. Approved family transfers will only be permitted to the extent that such transfers do not impair the required collateral of shares previously pledged by partners pursuant to the applicable non-competition agreement.



Quarterly Partner Share Transactions



    Subject to compliance with applicable laws and the approval from time to time of Accenture Ltd's board of directors, we expect to enable partners and former partners who are bound by the common agreements with quarterly opportunities to sell or redeem covered shares in transactions with us or third parties at or below market prices. To be eligible for these opportunities, the transfer restrictions in the voting agreement or transfer rights agreement applicable to such shares must no longer be in effect. The number of covered shares a partner or former partner may be permitted to sell or redeem will be reduced by the number of covered shares sold by the partner or former partner in any underwritten public offering.



Partner Payments



    We expect that our partners and former partners will, any time they sell shares in Accenture-approved underwritten public offerings, pay to us an amount equal to 3% of the gross proceeds from the sale of the shares, less the amount of any underwriting discount. Similarly, our partners and former partners participating in any quarterly share transactions will pay to us an amount equal to 3 1/2% of the gross proceeds, less any brokerage costs. We will apply these amounts to cover our expenses in connection with these transactions, with the excess being applied to fund the share employee compensation trust.



Share Employee Compensation Trust



    In order to preserve Accenture's partnership culture and sense of stewardship, we have created a share employee compensation trust to provide select Accenture employee benefits, such as equity awards to future partners. We may contribute any shares repurchased or acquired in connection with any of the various aspects of the Share Management Plan to the trust. The trust will be consolidated in our financial statements.

Future Possibilities



    We have designed the common agreements with the flexibility to accommodate changes and additions to the Share Management Plan. We will continue to review other opportunities that are compatible with the objectives of the Share Management Plan. These opportunities may include, among other things, strategies to permit partners to participate in Accenture-approved exchange funds and risk-management arrangements.



Voting Agreement



    Following is a description of the material terms of the voting agreement, the form of which has been filed as an exhibit to this registration statement.



Persons and Shares Covered



    Accenture Ltd and each of our partners who owns Accenture Ltd Class A or Class X common shares have entered into a voting agreement and each other person who becomes a partner will be required to enter into the voting agreement. We refer to the parties to the voting agreement, other than Accenture Ltd, as "covered persons."



    The Accenture Ltd shares covered by the voting agreement generally include
(1) any Accenture Ltd Class X common shares that are held by a partner, (2) any Accenture Ltd Class A common shares beneficially owned by a partner at the time in question and also as of or prior to the initial public offering of the Accenture Ltd Class A common shares in July 2001 and (3) any Accenture Ltd Class A common shares if they are received from us while our employee, a partner or in connection with becoming a partner or otherwise acquired if the acquisition is required by us. We refer to the shares covered by the voting agreement as "covered shares." Accenture Ltd Class A common shares purchased by a covered person in the open market or, subject to certain limitations, in an underwritten public offering, will generally not be subject to the voting agreement. When a covered person ceases to be an employee of Accenture, the shares held by that covered person will no longer be subject to the voting provisions of the voting agreement described below under "--Voting."



    Each partner elected after the initial public offering of the Accenture Ltd Class A common shares in July 2001 will agree in the voting agreement to own at least 5,000 Accenture Ltd Class A common shares by the end of the third year after that covered person becomes a partner and to hold at least that number of shares for so long as that covered person is a partner.



Transfer Restrictions



    By entering into the voting agreement, each covered person has agreed, among other things, to:



   . except as described below, maintain beneficial ownership of his or her covered shares received on or prior to July 24, 2001 for a period of eight years thereafter;



   . maintain beneficial ownership of at least 25% of his or her covered shares received on or prior to July 24, 2001 as long as he or she is an employee of Accenture; and



   . comply with certain additional transfer restrictions imposed by or with the consent of Accenture from time to time, including in connection with offerings of securities by Accenture Ltd.

    Notwithstanding the transfer restrictions described in this summary, covered persons who continue to be employees of Accenture will be permitted to transfer a percentage of the covered shares owned by them commencing on July 24, 2002 as follows:



        Cumulative percentage of
          shares permitted to
             be transferred             Years after July 24, 2001
        ------------------------        -------------------------
                  10%                            1 year
                  25%                            2 years
                  35%                            3 years
                  45%                            4 years
                  55%                            5 years
                  65%                            6 years
                  75%                            7 years
                  100%           The later of (a) 8 years and (b) end of
                                         employment at Accenture



    Partners retiring from Accenture at the age of 50 or above will be permitted to transfer covered shares they own on an accelerated basis commencing on July 24, 2002. In addition, beginning on July 24, 2002, a retired partner who reaches the age of 56 will be permitted to transfer any covered shares he or she owns. Partners who became disabled before our transition to a corporate structure will be permitted to transfer all of their covered shares commencing on July 24, 2002. Partners who become disabled following our transition to a corporate structure will be subject to the general transfer restrictions applicable to our employees or, if disabled after the age of 50, will benefit from the accelerated lapses of transfer restrictions applicable to retired partners.



    If Accenture approves in writing a covered person's pledge of his covered shares to a lender, foreclosures by the lender on those shares, and any subsequent sales of those shares by the lender, are not restricted, provided that the lender must give Accenture a right of first refusal to buy any shares at the market price before they are sold by the lender.



    All transfer restrictions applicable to a covered person under the voting agreement terminate upon death.



    Notwithstanding the transfer restrictions described in this summary, Class X common shares of Accenture Ltd may not be transferred at any time, except upon the death of a holder of Class X common shares or with the consent of Accenture Ltd.



    Accenture Canada Holdings exchangeable shares held by covered persons are also subject to the transfer restrictions in the voting agreement.



    We expect that the above-described transfer restrictions will be waived to permit sales in underwritten public offerings, share repurchases or redemptions or other transactions approved by Accenture and to permit transfers to estate and/or tax planning vehicles approved by Accenture by those partners that have agreed to restrictions on any other transfers of their equity interests until July 24, 2005. See "--Share Management Plan" for a discussion of the terms of this restriction on transfer. For a description of the waiver provisions relating to these transfer restrictions, see "--Waivers and Adjustments" below.

Other Restrictions



    The voting agreement also prevents covered persons who are employees of Accenture from engaging in the following activities with any person who is not a covered person who is an employee of Accenture or a director, officer or employee of Accenture:



   .  participating in a proxy solicitation with respect to shares of Accenture;



   . depositing any covered shares in a voting trust or subjecting any of these shares to any voting agreement or arrangement;



   . forming, joining or in any way participating in a "group" that agrees to vote or dispose of shares of Accenture in a particular manner;



   . except as provided in the partner matters agreement, proposing certain transactions with Accenture;



   . seeking the removal of any member of the board of directors of Accenture Ltd or any change in the composition of Accenture Ltd's board of directors;



   . making any offer or proposal to acquire any securities or assets of Accenture; or



   . participating in a call for any special meeting of the shareholders of Accenture Ltd.



Voting



    Under the voting agreement, prior to any vote of the shareholders of Accenture Ltd, a separate, preliminary vote of the covered shares owned by covered persons who are employees of Accenture will be taken on each matter upon which a vote of the shareholders is proposed to be taken. Subsequently, all of these covered shares will be voted in the vote of the shareholders of Accenture Ltd in accordance with the majority of the votes cast in the preliminary vote.



    Notwithstanding the foregoing, in elections of directors, all covered shares owned by covered persons who are our employees will be voted in favor of the election of those persons receiving the highest numbers of votes cast in the preliminary vote. In the case of a vote for an amendment to Accenture Ltd's constituent documents, or with respect to an amalgamation, liquidation, dissolution, sale of all or substantially all of its property and assets or any similar transaction with respect to Accenture Ltd, all covered shares owned by covered persons who are our employees will be voted against the proposal unless at least 66 2/3% of the votes in the preliminary vote are cast in favor of that proposal, in which case all of these covered shares will be voted in favor of the proposal.



    As of May 15, 2002, our partners owned or controlled approximately 80% of the voting interest in Accenture Ltd. However, immediately following a recent offering of Accenture Ltd Class A common shares by Accenture Ltd and certain selling shareholders and the transactions related to the offering, our partners will own or control approximately 73% of the voting interest in Accenture Ltd, or approximately 72% if the underwriters in the offering exercise in full their option to purchase additional Accenture Ltd Class A common shares from Accenture Ltd.



    So long as the covered shares owned by covered persons that are our employees represent a majority of the outstanding voting power of Accenture Ltd, partners from any one country will not have more than 50% of the voting power in any preliminary vote under the voting agreement.





Term and Amendment



    The voting agreement will continue in effect until the earlier of April 18, 2051 and the time it is terminated by the vote of 66 2/3% of the votes represented by the covered shares owned by covered persons who are our employees. The transfer restrictions will not terminate upon the expiration or termination of the voting agreement unless they have been previously waived or terminated under the terms of the voting agreement. The voting agreement may generally be amended at any time by the affirmative vote of 66 2/3% of the votes represented by the covered shares owned by covered persons who are our employees. Amendment of the transfer restrictions also requires the consent of Accenture Ltd.

Waivers and Adjustments



    The transfer restrictions and the other provisions of the voting agreement may be waived at any time by the partners representatives to permit covered persons to:



   . participate as sellers in underwritten public offerings of common shares and tender and exchange offers and share repurchase programs by Accenture;



   .  transfer covered shares to charities, including charitable foundations;



   .  transfer covered shares held in employee benefit plans; and



   . transfer covered shares in particular situations (for example, to immediate family members and trusts).



    Subject to the foregoing, the provisions of the voting agreement may generally be waived by the affirmative vote of 66 2/3% of the votes represented by the covered shares owned by covered persons who are our employees. A general waiver of the transfer restrictions also requires the consent of Accenture Ltd.



Administration and Resolution of Disputes



    The terms and provisions of the voting agreement will be administered by the partners representatives, which will consist of persons who are both partners of Accenture and members of Accenture Ltd's board of directors and who agree to serve in such capacity. The partners representatives will have the sole power to enforce the provisions of the voting agreement. No persons not a party to the voting agreement are beneficiaries of the provisions of the voting agreement.



Accenture SCA Transfer Rights Agreement



    Following is a description of the material terms of the transfer rights agreement, the form of which has been filed as an exhibit to this registration statement.



Persons and Shares Covered



    Accenture SCA and each of our partners who own shares of Accenture SCA have entered into a transfer rights agreement. We refer to parties to the transfer rights agreement, other than Accenture SCA, as "covered persons."



    The Accenture SCA shares covered by the transfer rights agreement generally include all Class I common shares of Accenture SCA owned by a covered person. We refer to the shares covered by the transfer rights agreement as "covered shares."



Transfer Restrictions



    The articles of association of Accenture SCA provide that shares of Accenture SCA (other than those held by Accenture Ltd) may be transferred only with the consent of the Accenture SCA supervisory board or its delegate, the Accenture SCA partners committee. In addition, by entering into the transfer rights agreement, each party (other than Accenture Ltd) agrees, among other things, to:



   . except as described below, maintain beneficial ownership of his or her covered shares received on or prior to July 24, 2001 for a period of eight years thereafter;

   . maintain beneficial ownership of at least 25% of his or her covered shares received on or prior to July 24, 2001 as long as he or she is an employee of Accenture; and



   . comply with certain other transfer restrictions when requested to do so by Accenture.



    Notwithstanding the transfer restrictions described in this summary, covered persons who continue to be employees of Accenture will be permitted to transfer a percentage of the covered shares owned by them commencing on July 24, 2002 as follows:



        Cumulative percentage of
          shares permitted to
             be transferred             Years after July 24, 2001
        ------------------------        -------------------------
                   10%                           1 year
                   25%                           2 years
                   35%                           3 years
                   45%                           4 years
                   55%                           5 years
                   65%                           6 years
                   75%                           7 years
                  100%           The later of (a) 8 years and (b) end of
                                         employment at Accenture



    Partners retiring from Accenture at the age of 50 or above will be permitted to transfer covered shares they own on an accelerated basis commencing on the first anniversary of the initial public offering of the Accenture Ltd Class A common shares in July 2001. In addition, beginning on July 24, 2002, a retired partner who reaches the age of 56 will be permitted to transfer any covered shares he or she owns. Partners who became disabled before our transition to a corporate structure will be permitted to transfer all of their covered shares commencing on July 24, 2002. Partners who become disabled following our transition to a corporate structure will be subject to the general transfer restrictions applicable to our employees or, if disabled after the age of 50, will benefit from the accelerated lapses of transfer restrictions applicable to retired partners.



    In addition, at any time after the third anniversary of the date of the consummation of our transition to a corporate structure, covered persons holding Accenture SCA Class I common shares may, without restriction, require Accenture SCA to redeem any Accenture SCA Class I common share held by such holder for a redemption price per share generally equal to the lower of the market price of an Accenture Ltd Class A common share and $1. Accenture SCA may, at its option, pay this redemption price in cash or by delivering Accenture Ltd Class A common shares.



    If Accenture approves in writing a covered person's pledge of his covered shares to a lender, foreclosures by the lender on those shares, and any subsequent sales of those shares by the lender, are not restricted, provided that the lender must give Accenture a right of first refusal to buy any shares at the market price before they are sold by the lender.



    All transfer restrictions applicable to a covered person under the transfer rights agreement terminate upon death.



    We expect that the above-described transfer restrictions will be waived to permit sales in underwritten public offerings, share repurchases or redemptions or transfers in other transactions approved by Accenture and to permit transfers to estate and/or tax planning vehicles approved by Accenture by those partners that have agreed to restrictions on any other transfers of their equity interests until July 24, 2005. See "--Share Management Plan" for a discussion of the terms of this restriction on transfer. For a description of the waiver provisions relating to these transfer restrictions, see "--Waivers and Adjustments" below.

Term and Amendment



    The transfer rights agreement will continue in effect until the earlier of April 18, 2051 and the time it is terminated by the vote of 66 2/3% of the votes represented by the covered shares owned by covered persons who are our employees. The transfer restrictions will not terminate upon the expiration or termination of the transfer rights agreement unless they have been previously waived or terminated under the terms of the transfer rights agreement. The transfer rights agreement may generally be amended at any time by the affirmative vote of 66 2/3% of the votes represented by the covered shares owned by covered persons who are our employees. Amendment of the transfer restrictions also requires the consent of Accenture SCA.



Waivers and Adjustments



    The transfer restrictions and the other provisions of the transfer rights agreement may be waived at any time by the Accenture SCA partners committee to permit covered persons to:



   . participate as sellers in underwritten public offerings of common shares and tender and exchange offers and share repurchase programs by Accenture;



   .  transfer covered shares to charities, including charitable foundations;



   .  transfer covered shares held in employee benefit plans; and



   . transfer covered shares in particular situations (for example, to immediate family members and trusts).



    Subject to the foregoing, the provisions of the transfer rights agreement may generally be waived by the affirmative vote of 66 2/3% of the votes represented by the covered shares owned by covered persons who are employees of Accenture. A general waiver of the transfer restrictions also requires the consent of Accenture SCA.



Administration and Resolution of Disputes



    The terms and provisions of the transfer rights agreement will be administered by the Accenture SCA partners committee, which will consist of persons who are both partners of Accenture and members of the supervisory board of Accenture SCA and who agree to serve in such capacity. The Accenture SCA partners committee will have the sole power to enforce the provisions of the transfer rights agreement. No persons not a party to the transfer rights agreement are beneficiaries of the provisions of the transfer rights agreement.



Partner Matters Agreement



    Following is a description of the material terms of the partner matters agreement, the form of which has been filed as an exhibit to this registration statement.



General; Persons and Shares Covered



    Accenture Ltd and, with limited exceptions, each of our partners have entered into a partner matters agreement and each other person who becomes a partner will be required to enter into the partner matters agreement. The purpose of the partner matters agreement is to establish procedures for continued involvement of our partners in certain Accenture governance issues. Partners will vote in partner matters votes held in accordance with the partner matters agreement based on, generally, (1) all Accenture Ltd common shares, restricted share units and options to acquire Accenture Ltd common shares held by a partner if they were received from us as a partner or in connection with becoming a partner and (2) all Accenture Ltd common shares otherwise acquired by a partner if the acquisition is required by us. Accenture Ltd common shares, restricted share units and options to acquire Accenture Ltd common shares acquired as our employee, prior to becoming a partner, will not be relevant to a partner's vote in a partner matters vote. Accenture Ltd common shares purchased by partners in the open market will also not be relevant to a partner's vote in a partner matters vote, unless such purchase was required by us.



    The partner matters agreement provides, among other things, mechanisms for our partners to:



   . select, for three to five years after July 24, 2001, five partner nominees for membership on the board of directors of Accenture Ltd;



   . make a non-binding recommendation to the board of directors of Accenture Ltd through a committee of partners regarding the selection of a chief executive officer of Accenture Ltd in the event a new chief executive officer is appointed within the first four years after July 24, 2001;



   .  vote on new partner admissions;



   .  approve the partners' income plan as described below; and



   . hold a non-binding vote with respect to any decision to eliminate or materially change the current practice of allocating partner compensation on a relative, or "unit," basis.



    Under the terms of the partner matters agreement, a partners' income committee, consisting of the chief executive officer and partners he or she appoints, reviews evaluations and recommendations concerning the performance of partners and determines relative levels of income participation, or unit allocation. Based on its review, the committee will prepare a partners' income plan, which then must be submitted to the partners in a partner matters vote. If the plan is approved by a 66 2/3% partner matters vote, it is (1) binding with respect to the income participation or unit allocation of all partners other than the principal executive officers of Accenture Ltd (including the chief executive officer), subject to the impact on overall unit allocation of determinations by the board of directors of Accenture Ltd or the compensation committee of the board of directors of Accenture Ltd of the unit allocation for the executive officers, unless otherwise determined by the board of directors and (2) submitted to the compensation committee of the board of directors of Accenture Ltd as a recommendation with respect to the income participation or unit allocation of the chief executive officer and the other principal executive officers of Accenture Ltd.



    Partners continue to vote on the admission of new partners. New partners will be approved by a 66 2/3% partner matters vote.



Term and Amendment; Waivers and Adjustments



    The partner matters agreement will continue in effect until it is terminated by a 66 2/3% partner matters vote.



    Any partner who ceases to be a partner of Accenture will no longer be a party to the partner matters agreement. The partner matters agreement may generally be amended or waived at any time by a 66 2/3% partner matters vote.



Administration and Resolution of Disputes



    The terms and provisions of the partner matters agreement will be administered by the partner matters representatives, who will consist of persons who are both partners of Accenture and members of Accenture Ltd's board of directors and who agree to serve in such capacity. The partner matters representatives will have the sole power to enforce the provisions of the partner matters agreement. No persons not a party to the partner matters agreement are beneficiaries of the provisions of the partner matters agreement.



Non-Competition Agreement



    Following is a description of the material terms of the non-competition agreements, the forms of which have been filed as exhibits to the registration statement.



Persons Covered



    Each of our partners as of the date of the consummation of our transition to a corporate structure has entered into a non-competition agreement.



Restricted Activities



    Each partner party to a non-competition agreement has agreed that, for a "restricted period" ending on the later of five years following the date of the initial public offering of the Accenture Ltd Class A common shares in July 2001 or 18 months following the termination of that partner's employment with us or our affiliates, he or she will not (1) associate with and engage in consulting services for any competitive enterprise or (2) solicit or assist any other entity in soliciting any client or prospective client for the purposes of providing consulting services, perform consulting services for any client or prospective client, or interfere with or damage any relationship between us and a client or prospective client.



    In addition, each partner has agreed that for the restricted period he or she will not solicit or employ any Accenture employee or any former employee who ceased working for us within an eighteen-month period before or after the date on which the partner's employment with us or our affiliates terminated.



Enforcement



    Each partner has agreed that if the partner were to breach any provisions of the non-competition agreement, we would be entitled to equitable relief restraining that partner from committing any violation of the non-competition agreement. In addition, each partner has agreed that if the partner were to breach any provisions of the non-competition agreement, he or she will pay to us a predetermined amount as and for liquidated damages and that those liquidated damages will be secured by that partner's shares pursuant to a pledge agreement, which has been entered into by the parties. Notwithstanding the pledge agreement, partners will be permitted to dispose of their pledged securities in accordance with the terms of the Accenture Ltd common agreement, the Accenture SCA common agreement, the voting agreement or the transfer rights agreement, as the case may be, and to receive the proceeds from such dispositions.



    Because the laws concerning the enforcement of non-competition agreements vary, we may not be able to strictly enforce these terms in all jurisdictions.



Waiver and Termination



    We may waive non-competition agreements or any portion thereof with the consent of, and in the discretion of, the chief executive officer of Accenture Ltd. The non-competition agreements will terminate upon a change in control of Accenture Ltd.

Partner Liquidity Arrangements



    We have entered into agreements with Salomon Smith Barney, Inc. that enable certain of our partners to borrow from Salomon Smith Barney up to the lesser of a year's salary or approximately ten percent of the partner's equity interest in Accenture. The loans are obligations of the individual partners, and not Accenture, and are secured by the individual partner's equity interest in Accenture, which, as discussed under "--Non-Competition Agreement," also secure the partner's obligations under a non-competition agreement. These loans are intended for the purpose of increasing the personal liquidity of those partners for the four-year period following the initial public offering of the Accenture Ltd Class A common shares in July 2001 and may not exceed $150 million in the aggregate without the consent of Salomon Smith Barney. The agreements provide that the proceeds of any sale of shares securing a partner's loan will be applied first to reduce the outstanding loan balance. Salomon Smith Barney can declare any loan immediately repayable in certain circumstances. As of February 28, 2002, an aggregate of $7.8 million was authorized to be drawn by 28 partners under these arrangements. We do not intend to expand or otherwise modify this program.



Partner Tax Costs



    We have informed our partners that if a partner reports for tax purposes the reorganization transactions described in this registration statement in a manner satisfactory to us, we will provide a legal defense to that partner if his or her reporting position is challenged by the relevant tax authority. In the event such a defense is unsuccessful, and the partner is then subject to extraordinary financial disadvantage, we will review such circumstances for any individual partner and find an appropriate way to avoid severe financial damage to an individual partner.



Loan to Executive Officer



    In September 2001, Harry L. You, Accenture Ltd's Chief Financial Officer, received a loan in the aggregate principal amount of $109,769 in connection with his initial employment. The loan bore interest at the rate of 6.5% per annum and has been repaid in full.



Relationship with Andersen Worldwide and Arthur Andersen Firms





Arbitration Award and Termination of Contracts



    As a result of a restructuring in 1989, we and our "member firms," which are now our subsidiaries, became legally separate and distinct from the Arthur Andersen firms. Thereafter, until August 7, 2000, we had contractual relationships with an administrative entity, Andersen Worldwide, and indirectly with the separate Arthur Andersen firms. Under these contracts, called member firm agreements, we and our member firms, on the one hand, and the Arthur Andersen firms, on the other hand, were two stand-alone business units linked through such agreements to Andersen Worldwide for administrative and other services. In addition, during this period our partners individually were members of the administrative entity, Andersen Worldwide. On December 17, 1997, the Accenture member firms began a binding arbitration seeking the termination of these contractual relationships and other relief.



    On August 7, 2000, the parties to the arbitration were notified that the tribunal appointed by the International Chamber of Commerce in its final award, dated July 28, 2000, had terminated our contractual relationships with Andersen Worldwide and all the Arthur Andersen firms as of August 7, 2000. Under the terms of the final award, Accenture, and each of the member firms comprising it, was required to cease using the Andersen name or any derivative thereof, no later than December 31, 2000. On January 1, 2001, we began to conduct business under the name Accenture.


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


    On December 19, 2000, Andersen Worldwide and Arthur Andersen LLP, on behalf of themselves and all other Arthur Andersen firms, partners, shareholders and others, and Accenture Partners, S.C. and Accenture LLP, on behalf of themselves and all other Accenture member firms, partners, shareholders and others, executed a binding memorandum of understanding agreement to settle and resolve all existing and potential disputes among the parties concerning the implementation of the final award and the termination of our contractual relationships with Andersen Worldwide and the Arthur Andersen firms, including the discharge and release of all obligations of the parties under the terminated member firm agreements between the Accenture member firms and Andersen Worldwide. The memorandum of understanding agreement provided for the parties to enter into a number of definitive agreements with respect to services, subleases, releases and indemnities and to finalize other contractual arrangements among the parties. It also contained provisions for specified uses by Accenture of its former name. On March 1, 2001, Andersen Worldwide, Arthur Andersen LLP and all other Arthur Andersen firms, on behalf of themselves and their respective affiliates and representatives, on the one hand, and Accenture Partners, S.C., Accenture LLP and all other Accenture firms, on behalf of themselves and their respective affiliates and representatives, on the other, completed implementation of the memorandum of understanding agreement by entering into a closing agreement, releases and indemnities, and by finalizing other contractual arrangements among the parties, including services agreements under which:



   . Arthur Andersen LLP and other Arthur Andersen firms that agree to provide services, including tax services, will provide such services to Accenture for six years for $60 million per year;



   . Arthur Andersen LLP will provide accommodations and related facility-use services to Accenture at its training facility in St. Charles, Illinois, for specified occupancy rates for five years for $60 million per year; and



   . Accenture will provide Arthur Andersen LLP and other Arthur Andersen firms that agree to receive consulting services with such services at no cost to Arthur Andersen for five years up to $22.5 million per year at our published billing rate.



Under the terms of the indemnities, Andersen Worldwide, Arthur Andersen LLP and all other Arthur Andersen firms have indemnified us against and in respect of, among other things, liability for claims brought against us and any damages or losses we incur which relate to the conduct of Andersen Worldwide, Arthur Andersen LLP or the other Arthur Andersen firms prior to March 1, 2001, and we have indemnified Andersen Worldwide, Arthur Andersen LLP and the other Arthur Andersen firms against and in respect of, among other things, liability for claims brought against these entities and any damages or losses such entities incur which relate to our conduct prior to March 1, 2001.



Tax Sharing Agreement



    During our association with Andersen Worldwide and Arthur Andersen, we agreed to allocate specified responsibilities and obligations relating to the preparation and filing of tax returns, the payment of tax liabilities and the control and contest of administrative or legal proceedings relating to tax matters between our two groups. On March 1, 2001, in connection with the settlement described above, Accenture entered into a tax sharing agreement with Andersen Worldwide and Arthur Andersen which describes how any unresolved tax matters will be addressed following the termination of our contractual relationships. In general, liability for specified additional taxes relating to joint business returns of Accenture and Andersen Worldwide and Arthur Andersen for taxable periods ending on or before the termination of our contractual relationships will be allocated between us and Andersen Worldwide and Arthur Andersen as if we had no contractual relationships with one another at the time the taxes arose. Liability for all other taxes relating to taxable periods ending on or before the termination of our agreements will be allocated to the party responsible for preparing and filing the tax return with respect to those taxes. The contest of audits and administrative or court proceedings relating to these taxes will generally be controlled by the party responsible for filing the tax returns that are the subject of the audit or proceeding.


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ITEM 8.  LEGAL PROCEEDINGS

    We are involved in a number of judicial and arbitration proceedings concerning matters arising in the ordinary course of our business. We do not expect that any of these matters, individually or in the aggregate, will have a material impact on our results of operations or financial condition.


    In 1998, the bankruptcy trustee of FoxMeyer Corporation filed a lawsuit against us in the District Court of Harris County (Houston), Texas. FoxMeyer, a pharmaceutical wholesaler, filed for bankruptcy protection in 1996, and since that time, the bankruptcy trustee has instituted legal proceedings against a number of companies in connection with the bankruptcy. The bankruptcy trustee seeks compensatory and punitive damages and has alleged that we breached contracts, warranties and alleged fiduciary duties, made misrepresentations about our experience and expertise, were negligent in performing various tasks, that our conduct was tortious or in violation of certain statutory provisions and that the foregoing were a substantial factor contributing to FoxMeyer's bankruptcy. There are no counterclaims. The lawsuit arises out of our contract with FoxMeyer regarding the assistance we provided in connection with an enterprise resource planning project to install SAP R/3, a software package developed by SAP AG, a German company. Discovery in this proceeding is ongoing, and a trial is scheduled to commence on June 24, 2002. While the ultimate outcome of this matter cannot be determined with any certainty, we are vigorously defending against the claims, and we believe that this action is not likely to have a material adverse effect on our business, financial position, results of operation or cash flows.



    We have entered into agreements with the lead plaintiffs in two purported class actions in federal court in Houston, Texas, involving, among other things, audits and other services provided by Arthur Andersen firms to Enron Corporation, in which we have agreed that any statute of limitations or similar deadline by which they must add us as a party to the actions or file complaints against us is suspended from April 2002 to April 2003 unless the agreement is earlier terminated by either of us upon 30 days' written notice. We have also entered into a similar agreement with a plaintiff in a lawsuit involving Sunbeam Corporation, another former client of Arthur Andersen firms. Attorneys for the plaintiffs in these actions had told us that they intended to add us as a defendant in those actions because of the possibility, among other things, that statute of limitations periods would expire if they did not do so, and we have entered into these tolling agreements so that we may have time to inform the plaintiffs that adding us as a defendant in such actions would be misdirected and without merit. Such actions, if commenced against us, would be based on misconceptions about the nature of our past relationship with Arthur Andersen LLP and the other Arthur Andersen firms. We have been legally separate and distinct from Arthur Andersen LLP and the other Arthur Andersen firms at all times since 1989. We believe that because of the facts of our past relationship with Arthur Andersen LLP and the other Arthur Andersen firms, any potential lawsuit against us in this regard would be misdirected and without merit.


ITEM 9.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
                RELATED STOCKHOLDER MATTERS.

Market Information


    There is no established public trading market for the Accenture SCA Class I common shares. The Accenture SCA Class I common shares will not be listed on any exchange and we expect that the restriction on transferability will preclude the Class I common shares from being quoted by any securities dealer or traded in any market inclusive of the over-the-counter market.


    We are obligated, at the option of the holder, to redeem any outstanding Accenture SCA Class I common share at any time at a redemption price per share generally equal to the market price of an Accenture Ltd Class A common share at the time of redemption. See "Business--Accenture Organizational Structure."

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

    Trading in the Accenture Ltd Class A common shares commenced on the New York Stock Exchange on July 19, 2001 under the symbol "ACN." The table below sets forth, on a per share basis for the periods indicated, the high and low sale prices for the Class A common shares as reported by the New York Stock Exchange.


                                                         Price Range
                                                        -------------
                                                         High   Low
                                                        ------ ------
           Calendar Year 2001
              Third Quarter (commencing July 19, 2001). $15.65 $11.61
              Fourth Quarter........................... $28.00 $12.12

           Calendar Year 2002
              First Quarter............................ $30.50 $23.13
              Second Quarter (through May 16, 2002).... $26.70 $19.50



    The closing sale price of Class A common shares as reported by the New York Stock Exchange on May 16, 2002 was $ 20.00. As of April 30, 2002, there were 862 holders of record of the Class A common shares.


Holders


    As of April 30, 2002, there were 1,720 holders of record of the Accenture SCA Class I common shares and Accenture Ltd was the sole holder of record of the Accenture SCA Class II common shares.


Dividends

    We currently do not anticipate that Accenture Ltd or Accenture SCA will pay dividends.

    We may from time to time enter into financing agreements that contain financial covenants and restrictions, some of which may limit the ability of Accenture Ltd and Accenture SCA to pay dividends.

    Future dividends, if any, will be at the discretion of the Accenture Ltd board of directors and will depend on, among other things, our results of operations, cash requirements and surplus, financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

Luxembourg tax considerations

    The comments below are of a general nature based on taxation law and practice in the Grand Duchy of Luxembourg as at the date of this registration statement. They relate only to the position of persons who are absolute beneficial owners of the Accenture SCA Class I common shares and/or Accenture SCA Class II common shares who do not reside nor have a permanent establishment, fixed base or place of business to which these Accenture SCA shares are attributable in the Grand Duchy of Luxembourg ("Non-Resident Holders"). The following is a general description of certain tax considerations relating to the Accenture SCA shares. It does not purport to be a complete analysis of all tax considerations relating to the Accenture SCA shares and does not further examine tax consequences applicable to residents of the Grand Duchy of Luxembourg, or to some extent former residents. Comments below should so be treated with appropriate caution. Owners of such shares should consult their own professional advisers concerning the possible tax consequences of purchasing, holding and/or selling Accenture SCA shares and receiving payments of dividends and/or other payments under the Accenture SCA shares under the applicable laws of their country of citizenship, residence or domicile.

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

    Acquisition Of Accenture SCA shares

    The acquisition, holding, sale or disposal of Accenture SCA shares by a non-resident investor will not be subject to a Luxembourg registration or stamp duty.

    Withholding Tax

    Under Luxembourg taxation law dividends paid to a Non-Resident Holder are in principle subject to a 20% dividend withholding tax. Under certain circumstances, a Non-Resident Holder residing in another Member State of the European Union may benefit from an exemption from dividend withholding tax. A dividend withholding tax rate reduction may further be available under a treaty for the avoidance of double taxation on income and capital ("Tax Treaty") signed between the country of residence of the Non-Resident Holder and the Grand Duchy of Luxembourg, to the extent that the Non-Resident Holder is entitled to the relevant Tax Treaty's benefits.

    The Grand Duchy of Luxembourg has signed a Tax Treaty with the United States of America on April 3, 1996. The United States-Luxembourg Tax Treaty has effect, with respect to taxes withheld at source, for amounts paid or credited on or after January 1, 2001 and, for other taxes, with respect to taxable years beginning on or after January 1, 2001. This Tax Treaty provides that the 20% dividend withholding tax be reduced to (i) 5% of the gross amount of the dividends paid, if the Non-Resident Holder qualifies as (a) the beneficial owner of the dividends, (b) a resident of the United States within the meaning of the United States-Luxembourg Tax Treaty, and (c) a company that owns directly at least 10% of the voting stock of the company paying the dividends, or (ii) 15% of the gross dividend in all other cases.

    Taxation Upon Sale Or Disposal of Accenture SCA Shares

    Under Luxembourg taxation law, a Non-Resident Holder of Accenture SCA shares is in principle not subject to Luxembourg taxation on capital gains realized on the sale or disposal of such shares. However, if a Non-Resident Holder holds directly or, under certain circumstances indirectly, more than 10% of the share capital, or absent a formal share capital, of the corporate funds, such Non-Resident Holder will be fully subject to Luxembourg income taxation on any net gain realized on the sale or disposal of Accenture SCA shares, if such sale or disposal is made before a minimum holding period of six months has elapsed. In respect of individual Non-Resident Holders the 10% ownership threshold of Accenture SCA shares will be appraised by taking into consideration all shares held by a spouse and/or minor children at any moment during a period of 5 years preceding the sale or disposal of such shares. No distinction will be made as to whether these shares are part of the Non-Resident Holder's private or professional assets. For the application of the above described capital gains taxation, to the extent that any Accenture SCA shares have been acquired by a Non-Resident Holder before January 1, 2002, unless such original shareholding has been increased after such deadline, the above 10% ownership threshold will be 25% up until the end of 2007.

    In addition, a Non-Resident Holder of Accenture SCA shares may also be subject to Luxembourg taxation on capital gains realized on the sale of an important shareholding held for more than 6 months, if the Non-Resident Holder was a Luxembourg tax resident for more than 15 years and became a tax non-resident less than 5 years before the disposal took place.

    Under the United States-Luxembourg Tax Treaty currently in force, gains realized by a Non-Resident Holder, who is a resident of the United States, from the alienation of shares in a company that is a resident of the Grand Duchy of Luxembourg, the assets of which do not consist for the greater part of real property situated in Luxembourg, and which shares may neither be attributed to a permanent establishment or a fixed base of the Non-Resident Holder in the Grand Duchy of Luxembourg, may only be taxed in the United States.

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

    Inheritance Taxes

    No inheritance tax is due in the event of death of a Non-Resident Holder of Accenture SCA shares except if the deceased was a resident of the Grand Duchy of Luxembourg at the time of death.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES


    As part of our transition to a corporate structure, Accenture SCA, on December 22, 2000, May 22, 2001 and May 28, 2001, issued an aggregate of 163,287,326 Class I common shares and 470,958,308 Class II common shares to Accenture Ltd upon contributions of interests in the Accenture business operations. These Class I and Class II common shares were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended, on the basis that the transactions did not involve any public offering.



    Also as part of our transition to a corporate structure, whereby some of our partners received Accenture SCA Class I common shares:



        1. On May 25, 2001, Accenture SCA issued an aggregate of 80,416,764 Class I common shares to partners in Denmark, Spain, Norway and France and certain other expatriate partners in lieu of their interests in the Accenture local business operations. These Class I shares were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended, on the basis that the transactions did not involve any public offering;



        2. On May 31, 2001, Accenture SCA issued an aggregate of 471,704,482 Class I common shares to partners in the U.S. and Italy in lieu of their interests in the Accenture local business operations. These Class I shares were issued in reliance on the exemption from registration contained in
    Section 4(2) of the Securities Act of 1933, as amended, on the basis that the transactions did not involve any public offering;



        3. On June 1, 2001, Accenture SCA issued an aggregate of 28,003,850 Class I common shares to partners in Australia in lieu of their interests in the Accenture local business operations. These Class I shares were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended, on the basis that the transactions did not involve any public offering; and



        4. On June 15, 2001, Accenture SCA issued an aggregate of 7,171,498 Class I common shares to partners in Sweden in lieu of their interests in the Accenture local business operations. These Class I shares were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended, on the basis that the transactions did not involve any public offering.



    In addition, in connection with the initial public offering of the Accenture Ltd Class A common shares, Accenture SCA issued an aggregate of 131,050,000 Class I common shares to Accenture Ltd on July 25, 2001 and August 17, 2001. These Class I common shares were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended, on the basis that the transactions did not involve any public offering.



    On January 8, 2002, Accenture SCA issued 1,259,272 Class I common shares to Accenture Ltd related to Accenture Ltd's issuance of 1,259,272 Class A common shares to Microsoft Corporation in exchange for 8,271,768 shares of Series A Preferred Stock, par value $.0001 per share, of Avanade, Inc. These Class I common shares were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended, on the basis that the transactions did not involve any public offering.







    On April 11, 2002, in connection with the issuance of 5,025,720 Accenture Ltd Class A common shares pursuant to the Employee Share Purchase Plan, Accenture SCA issued an aggregate of 5,025,720 Class I common shares to Accenture Ltd. These Class I common shares were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended, on the basis that the transactions did not involve any public offering.



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

ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

    Set forth below is certain information concerning Accenture SCA's share capital and a brief summary of certain significant provisions of its articles of association and Luxembourg law. This description contains all material information concerning the Class I common shares and Class II common shares, but does not purport to be complete and is qualified in its entirety by reference to the Luxembourg law on commercial companies and Accentures SCA's articles of association (a copy of which has been filed as an exhibit to this registration statement).

Issued and Authorized Share Capital


    The currently issued and outstanding share capital of Accenture SCA amounts to (Euro)1,701,096,525 consisting of 753,843,192 Class I common shares, 5,000,000 Class I-A common shares, 5,000,000 Class I-B common shares, 10,000,000 Class I-C common shares, 10,000,000 Class I-D common shares, 15,000,000 Class I-E common shares, 15,000,000 Class I-F common shares, 20,000,000 Class I-G common shares, 25,000,000, Class I-H common shares, 5,000,000 Class I-I common shares, 5,000,000 Class I-J common shares, 16,050,000 Class I-K common shares, 5,025,720 Class I-L common shares and 470,958,308 Class II common shares, of a par value of (Euro)1.25 each.



    The additional authorized share capital of Accenture SCA is set at (Euro) 50,000,000,000 consisting of 19,868,950,000 Class I common shares, 5,000,000
Class I-A common shares, 5,000,000 Class I-B common shares, 10,000,000 Class I-C common shares, 10,000,000 Class I-D common shares, 15,000,000 Class I-E common shares, 15,000,000 Class I-F common shares, 20,000,000 Class I-G common shares, 25,000,000 Class I-H common shares, 5,000,000 Class I-I common shares, 5,000,000 Class I-J common shares, 16,050,000 Class I-K common shares and of 20,000,000,000 Class II common shares, of a par value of (Euro)1.25 each. The Class I-A common shares, the Class I-B common shares, the Class I-C common shares, the Class I-D common shares, the Class I-E common shares, the Class I-F common shares, the Class I-G common shares, the Class I-H common shares, the Class I-I common shares, the Class I-J common shares, the Class I-K common shares, and the Class I-L common shares are referred to as the Class I letter shares.





    Except as explicitly noted below in "--Transferability--Conversion," all references to Class I common shares in this registration statement include the Class I letter shares. All Class I common shares have identical terms.


    Under Luxembourg law, the authorized share capital of Accenture SCA is automatically reduced to the amount represented by the outstanding shares, unless the shareholders renew the authorized share capital at least every five years. The shareholders of Accenture SCA last renewed the authorized share capital at the extraordinary shareholders' meeting held on December 19, 2001. Accordingly, the authorized share capital of Accenture SCA will automatically be reduced to the amount represented by the outstanding shares on December 19, 2006, on the fifth anniversary of the shareholders' meeting referred to above, unless the authorized share capital of Accenture SCA is extended at or before that meeting. Accenture Ltd is authorized, without further shareholder action, to issue additional shares (including for itself) from time to time up to the maximum number authorized at the time.

    Luxembourg law provides that shareholders have pre-emptive rights to subscribe for any new shares issued by Accenture SCA for cash consideration. However, in connection with this authorization to issue additional shares and in compliance with Luxembourg law, Accenture Ltd is authorized, at its discretion, to waive entirely or partially or to limit, or to set conditions in respect of any preferential subscription rights of the existing shareholders of Accenture SCA for the same period of five years and to determine the amount of issue premium (if any) which will have to be paid by the subscriber(s) in the context of such capital increase.

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

    Accenture Ltd is authorized to cause Accenture SCA to issue warrants, convertible bonds or assimilated instruments or bonds with warrants or subscription rights or to issue any financial instruments convertible into shares under the terms and conditions to be set by Accenture Ltd.

    Under Luxembourg law, there are no appraisal rights with respect to the shares in the event of a business combination transaction.

    There are no limitations, under Luxembourg law or under the articles of association of Accenture SCA, on the right of non-resident or foreign shareholders of Accenture SCA to hold the Class I common shares or the Class II common shares.


    The shares of Accenture SCA are in registered form, which means that the ownership of the shares is conclusively and exclusively established by the entries in the shareholders register of Accenture SCA.


The Shares

  Voting Rights

    The Class I common shares and Class II common shares entitle their holder(s) to cast one vote for each share held.

    Except as otherwise required by law or by the articles of association, resolutions at a meeting of shareholders of Accenture SCA will be passed by a simple majority of those shares represented and voting at the meeting and with the consent of Accenture Ltd.

    Under Luxembourg law shareholder action can generally be taken by a simple majority of shares present or represented, without regard to any minimum quorum requirements.

    The following matters shall require a quorum of half of Accenture SCA's issued and outstanding shares and a two-thirds majority vote of those shares represented and voting at the meeting:

        (i) amendment of the articles of association of Accenture SCA;

        (ii) dissolution and the liquidation of Accenture SCA;

        (iii) setting of the authorized share capital and the authorization given to Accenture Ltd to increase Accenture SCA's share capital within the limits of the authorization;

        (iv) decrease of Accenture SCA's share capital; and

        (v) sale of all or substantially all of Accenture SCA's assets.

    The following matters shall require a unanimous resolution of all the shareholders of Accenture SCA:

        (i) the redomestication of Accenture SCA (i.e. its migration) by the change of the nationality of the Accenture SCA; and


        (ii) the assessment of the shareholders, which means the imposition of an obligation on the shareholders to pay to Accenture SCA more than their original investment.



    The consent of Accenture Ltd as general partner of Accenture SCA shall be required for all matters subject to a vote of the shareholders.


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

    Under the articles of association of Accenture SCA, a general meeting of shareholders must be held on January 15th, at 12:00 noon in Luxembourg at the registered office of Accenture SCA, or at such other place in Luxembourg as may be specified in the notice of meeting. If such day is not a Luxembourg business day, the general meeting shall be held on the next following Luxembourg business day.

    Any shareholder of Accenture SCA may act at a general meeting of shareholders by appointing another person in writing (whether in original or by telefax, cable, telegram or telex), whether a shareholder or not, as its proxy.

    The general meetings of shareholders of Accenture SCA shall be convened by Accenture Ltd or by the supervisory board of Accenture SCA consisting of at least three board members, pursuant to a notice setting forth the agenda and sent by registered mail at least eight days prior to the meeting to each shareholder at the shareholder's notice address on record or, failing which, its residence address on record in the share register of Accenture SCA or by two publications in each of the Luxembourg press and in the Luxembourg Official Gazette (Memorial), whereby the first publication shall be made so that the second publication shall be made at least eight days prior to the meeting and with there being at least an eight-day interval between the first and the second publications for the meeting.

    The shares in Accenture SCA shall, as a rule, vote as a single class. Matters adversely affecting the rights of the holders of a specific share class only require a quorum (if and when required as a matter of the articles of association of Accenture SCA or Luxembourg law) of half of the class' issued and outstanding shares and a two-thirds majority vote of the shares of that share class and, in respect of such matters but only in respect of such matters, the holders shall vote as a separate class.

  Dividends

    Accenture Ltd determines how the annual net profits shall be disposed of, and decides to pay dividends from time to time, as it, in its discretion, believes to best suit the corporate purpose and policy of Accenture SCA. At the annual general meeting of the shareholders, the shareholders shall approve the decision of Accenture Ltd to pay dividends as well as the profit allocation proposed by Accenture Ltd.

    Accenture SCA is required under Luxembourg law to transfer 5% of its annual net profits to a non-distributable legal reserve until such reserve amounts to 10% of its issued share capital.

    Each shareholder shall have dividend rights corresponding to its share. Each Class II common share shall entitle its holder to receive a dividend equal to 10% of any dividend to which a Class I common share entitles its holder, whether in cash or in kind.

  Rights on Liquidation

    Each holder of shares of Accenture SCA shall be entitled (to the extent of the availability of funds or assets in sufficient amount), to the repayment of the nominal share capital amount corresponding to its share holding. The liquidation proceeds (if any), including the return of nominal share capital, shall be paid so that each Class II common share shall entitle its holder to receive a liquidation payment equal to 10% of any liquidation payment to which a Class I common share entitles its holder.

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

Transferability

  Transfer

    Class I common shares and Class II common shares are issued in registered form. No transfer of the Class I common shares shall be made unless the Accenture SCA supervisory board or its delegate shall have given its prior approval to the contemplated transfer. They are transferable only by a written declaration of transfer signed by the transferor and the transferee or their attorneys-in-fact and recorded in the share register of Accenture SCA.

    If a limited shareholder wishes to transfer or dispose of all or part of its Class I common shares in Accenture SCA or of all or part of the rights attached thereto, in any form whatsoever, prior to such transfer, the shareholder must submit a written application to the Accenture SCA supervisory board or its delegate by registered mail with acknowledgement of receipt or any other means approved by the supervisory board or its delegate. The transfer application must contain the name of the contemplated transferee, the contemplated sale price or consideration as well as any other relevant information.

    The decision of the Accenture SCA supervisory board will be made known to the applicant as soon as reasonably practicable after it is made. The Accenture SCA supervisory board's or its delegate's decision in respect of the application must be made known to the limited shareholder by registered mail with acknowledgement of receipt.

    Any transfer that is not made in compliance with the terms hereof shall, with respect to Accenture SCA, be deemed to be null and void and Accenture SCA shall not proceed with the registration of any transferee in the share register unless (i) the transfer to such transferee has been approved in writing by the Accenture SCA supervisory board or its delegate and (ii) the transferee shall have signed any and all relevant documents as may be required by the Accenture SCA supervisory board or its delegate.

  Conversion

    Class II common shares are convertible into Class I common shares (excluding the Class I letter shares described above) by a resolution of an extraordinary meeting of shareholders resolving in the manner required for amendments of the articles of association of Accenture SCA. The conversion ratio shall be ten Class II common shares for one Class I common share. Upon such resolution, the nominal capital shall be reduced by (Euro)11.25 per ten Class II common shares so converted and the amount of the nominal share capital reduction shall be allocated to the share premium reserve of Accenture SCA. In addition, additional Class I common shares (excluding the Class I letter shares) shall be issued in accordance with the conversion ratio in replacement of the Class II common shares so converted.

    Class I common shares are convertible into Class II common shares by a resolution of an extraordinary meeting of shareholders resolving in the manner required for amendments of these articles of association. The conversion ratio shall be one Class I common share for ten Class II common shares. Upon such resolution, the nominal capital shall be increased by (Euro)11.25 per Class I common share so converted and Class II common shares shall be issued in accordance with the conversion ratio in replacement of the Class I common shares so converted.

  Redemption

    The Class I common shares and the Class II common shares are issued as redeemable shares in accordance with the terms of Luxembourg law and the articles of association of Accenture SCA.

    Accenture SCA is authorized to redeem Class II common shares or any series thereof at the request of Accenture Ltd and upon the written approval of the Accenture SCA supervisory board. If the redemption of the Class II common shares or of a series thereof will be done in the context of or accompanied by a share capital reduction of Accenture SCA, the redemption of Class II common shares or a series thereof must, in addition, be approved by a resolution at a meeting of shareholders passed by a two thirds majority of those present and voting including the consent of Accenture Ltd.

    Subject to any contractual restrictions on transfer by a holder set forth in any contract or agreement to which Accenture SCA or any of its affiliates is a party, Class I common shares shall be redeemable for cash at the option of the holder by the giving of irrevocable notice of an election for redemption to Accenture SCA.

    Notwithstanding the preceding paragraph, at the option of Accenture SCA represented by Accenture Ltd, the redemption price payable to any limited shareholder that becomes a limited shareholder after May 31, 2001 (or such other date that the Accenture SCA supervisory board shall declare to be the date of the consummation of the Accenture group of companies' transition to a corporate structure) may be paid in cash or in Accenture Ltd Class A common shares and any holder and Accenture SCA may agree that Accenture SCA may redeem such holder's Class I common shares for different consideration.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The bye-laws of Accenture Ltd provide for indemnification of Accenture Ltd's officers and directors against all liabilities, loss, damage or expense incurred or suffered by such party as an officer or director of Accenture Ltd; provided that such indemnification shall not extend to any matter which would render it void pursuant to the Companies Act 1981 of Bermuda.

    The Companies Act provides that a Bermuda company may indemnify its directors and officers in respect of any loss arising or liability attaching to them as a result of any negligence, default or breach of trust of which they may be guilty in relation to the company in question. However, the Companies Act also provides that any provision, whether contained in the company's bye-laws or in a contract or arrangement between the company and the director or officer, indemnifying a director or officer against any liability which would attach to him in respect of his fraud or dishonesty will be void.

    The directors and officers of Accenture Ltd are covered by directors' and officers' insurance policies maintained by us.

    Accenture SCA's articles of association provide that, to the largest extent permitted by applicable law, but without prejudice to the unlimited liability of the general partner, Accenture SCA shall bear, and reimburse for, the costs and expenses incurred by Accenture Ltd, resulting from the performance of its duties and/or actions taken on behalf of and/or for the benefit of Accenture SCA and may make advances to Accenture Ltd in connection therewith (including, without limitation, losses, damages and defense costs resulting from actual or threatened third party claims).

    Further, under Accenture SCA's articles of association, no member of the Accenture SCA supervisory board shall be liable in respect of any negligence, default or breach of duty on his own part in relation to Accenture SCA and each member of the supervisory board shall be indemnified out of the funds of Accenture SCA against all liabilities, losses, damages or expenses arising out of the actual or purported execution or discharge of his duties or the exercise of his powers or otherwise in relation to or in connection with his duties, powers or office; provided that this exemption from liability and indemnity shall not extend to any matter which would render them void pursuant to Luxembourg law.

    Under Luxembourg law, the civil liability of Accenture Ltd in the performance of its duties as general partner of Accenture SCA or the Accenture SCA supervisory board, to Accenture SCA and to third parties is generally considered to be a matter of public policy. It is possible that Luxembourg courts would declare void an explicit or even implicit contractual limitation on the liability of Accenture Ltd or the Accenture SCA supervisory board to Accenture SCA. However, Accenture SCA may validly indemnify Accenture Ltd or the Accenture SCA supervisory board against the consequences of liability actions brought by third parties including shareholders if such shareholders have suffered a damage which is independent of and distinct from the damage caused to Accenture SCA.


    Under Luxembourg law, such right of Accenture Ltd or the Accenture SCA supervisory board to an indemnification may not be validly exercised in the cases of willful misconduct or gross negligence.

ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

    The information required by this Item begins on page F-1.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE


    At the request of the Audit Committee of the Board of Directors of Accenture Ltd and with Accenture Ltd's approval, PricewaterhouseCoopers LLP ("PwC") has resigned as our independent accountants effective as of November 27, 2001. Our request for PwC's resignation was not based on concerns as to the quality of PwC's work or on any disagreements with PwC. It was based upon the continuing competitive situation between PwC's consulting practice and us, which we had expected to be eliminated some time ago. We have engaged KPMG LLP as our independent accountants as of November 27, 2001.


    The reports of PwC on the financial statements for the past two fiscal years contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

    In connection with its audits for the two most recent fiscal years and through November 27, 2001 there were no:

        (1) disagreements between us and PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which disagreements, if not resolved to the satisfaction of PwC, would have caused them to make reference to the subject matter of the disagreement or disagreements in their reports on the financial statements for such years; or

        (2) reportable events involving PwC that would have required disclosure under Item 304(a)(1)(v) of Regulation S-K.

    We have requested that PwC furnish us with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, dated March 26, 2002, is filed as Exhibit 16.1 to this Form 10.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

    (a) List of financial statements filed as part of this registration statement:

    Financial Statements as of and for the three months ended November 30, 2000 and November 30, 2001 included in this Form 10:

       Combined and Consolidated Balance Sheets

       Combined Income Statements Before Partner Distributions and Consolidated Income Statement

       Combined Statements of Partners' Capital and Comprehensive Income and Consolidated Shareholders' Equity Statement

       Combined and Consolidated Cash Flows Statements

       Notes to Combined and Consolidated Financial Statements

    Financial Statements as of August 31, 2000 and August 31, 2001 and for the three years ended August 31, 2001 included in this Form 10:

       Combined and Consolidated Balance Sheets

       Combined Income Statements Before Partner Distributions and Consolidated Income Statement

       Combined Statements of Partners' Capital and Comprehensive Income and Consolidated Shareholders' Equity Statement

       Combined and Consolidated Cash Flows Statements

       Notes to Combined and Consolidated Financial Statements


    (b) Exhibits:



Exhibit
Number                                                   Exhibit
-------                                                  -------

   3.1  Form of Articles of Association of Accenture SCA (incorporated by reference to Exhibit 10.2 to Accenture
        Ltd's Quarterly Report on Form 10-Q for the period ended November 30, 2001 filed on January 14, 2002
        (the "Accenture Ltd November 30, 2001 10-Q")).

   9.1  Form of Voting Agreement, dated as of April 18, 2001, among Accenture Ltd and the covered persons party thereto (incorporated by reference to Exhibit 9.1 to Accenture Ltd's Registration Statement on Form
        S-1 filed on April 19, 2001 (the "Accenture Ltd April 19, 2001 Form S-1")).

  10.1  Form of Partner Matters Agreement, dated as of April 18, 2001, among Accenture Ltd and the partners party thereto (incorporated by reference to Exhibit 10.1 to the Accenture Ltd April 19, 2001 Form S-1).

  10.2  Form of Non-Competition Agreement, dated as of April 18, 2001, among Accenture Ltd and certain employees (incorporated by reference to Exhibit 10.2 to the Accenture Ltd April 19, 2001 Form S-1).

  10.3  2001 Share Incentive Plan (incorporated by reference to Exhibit 10.3 to Accenture Ltd's Registration
        Statement on Form S-1/A filed on June 8, 2001 (the "Accenture Ltd June 8, 2001 S-1/A")).

  10.4  2001 Employee Share Purchase Plan (incorporated by reference to Exhibit 10.4 to the Accenture Ltd June
        8, 2001 S-1/A).

 10.5A  Memorandum of Continuance of Accenture Ltd, dated February 21, 2001 (incorporated by reference to
        Exhibit 3.1 to Accenture Ltd's Registration Statement on Form S-1/A filed on July 2, 2001 (the
        "Accenture Ltd July 2, 2001 Form S-1/A")).

 10.5B  Form of Bye-laws of Accenture Ltd (incorporated by reference to Exhibit 3.2 to the Accenture Ltd July 2,
        2001 Form S-1/A).

  10.6  Form of Accenture SCA Transfer Rights Agreement, dated as of April 18, 2001, among Accenture SCA and the covered persons party thereto (incorporated by reference to Exhibit 10.6 to the Accenture Ltd
        April 19, 2001 Form S-1).

Exhibit
Number                                                  Exhibit
-------                                                 -------

  10.7  Form of Non-Competition Agreement, dated as of April 18, 2001, among Accenture SCA and certain employees (incorporated by reference to Exhibit 10.7 to the Accenture Ltd April 19, 2001 Form S-1).

  10.8  Form of Letter Agreement, dated April 18, 2001, between Accenture SCA and certain shareholders of
        Accenture SCA (incorporated by reference to Exhibit 10.8 to the Accenture Ltd April 19, 2001 Form S-1).

  10.9  Form of Support Agreement, dated as of May 23, 2001, between Accenture Ltd and Accenture Canada
        Holdings Inc. (incorporated by reference to Exhibit 10.9 to the Accenture Ltd July 2, 2001 Form S-1/A).

 10.10  Form of Employment Agreement of Messrs. Forehand, James, Green, Wilson, McGrath, Hartemayer,
        Scrivner, Friedman and You and Mmes. Craig and Tolan (incorporated by reference to Exhibit 10.10 to the Accenture Ltd June 8, 2001 S-1/A).

 10.11  Form of Employment Agreement of Karl-Heinz Flother (incorporated by reference to Exhibit 10.3 to the
        Accenture Ltd November 30, 2001 10-Q).

 10.12  Form of Employment Agreement of Masakatusu Mori (English translation) (incorporated by reference to
        Exhibit 10.5 to the Accenture Ltd November 30, 2001 10-Q).

 10.13  Form of Employment Agreement of Diego Visconti (English translation) (incorporated by reference to
        Exhibit 10.6 to the Accenture Ltd November 30, 2001 10-Q).

 10.14  Form of Employment Agreement of Arnaud Andre (English translation) (incorporated by reference to
        Exhibit 10.7 to the Accenture Ltd November 30, 2001 10-Q).

 10.15  Form of Employment Agreement of Messrs. Breene and Foster and Ms. Rider (incorporated by reference to Exhibit 10.8 to the Accenture Ltd November 30, 2001 10-Q).

 10.16  Form of Employment Agreement of David R. Hunter (incorporated by reference to Exhibit 10.9 to the
        Accenture Ltd November 30, 2001 10-Q).

 10.17  Form of Employment Agreement of Jose Luis Manzanares (incorporated by reference to Exhibit 10.10 to the Accenture Ltd November 30, 2001 10-Q).

 10.18  Articles of Association of Accenture Canada Holdings Inc. (incorporated by reference to Exhibit 10.11 to the Accenture Ltd July 2, 2001 Form S-1/A).

 10.19  Form of Exchange Trust Agreement by and between Accenture Ltd and Accenture Canada Holdings Inc.
        and CIBC Mellon Trust Company, made as of May 23, 2001 (incorporated by reference to Exhibit 10.12 to the Accenture Ltd July 2, 2001 Form S-1/A).

 10.20  Form of Letter Agreement, dated May 21, 2001, between Accenture Ltd and Stichting Naritaweg I
        (incorporated by reference to Exhibit 10.13 to the Accenture Ltd July 2, 2001 Form S-1/A).

 10.21  Form of Letter Agreement, dated May 21, 2001, between Accenture Ltd and Stichting Naritaweg II
        (incorporated by reference to Exhibit 10.14 to the Accenture Ltd July 2, 2001 Form S-1/A).

 10.22  Form of Accenture Ltd Common Agreement (incorporated by reference to Exhibit 10.22 to Accenture
        Ltd's Registration Statement on Form S-1 filed on April 26, 2002 (the "April 26, 2002 Form S-1/A")).

 10.23  Form of Accenture SCA Common Agreement (incorporated by reference to Exhibit 10.23 to the Accenture
        Ltd April 26, 2002 Form S-1/A).

  16.1* Letter from PricewaterhouseCoopers LLP to the Commission dated March 26, 2002.

  21.1  Subsidiaries of Accenture SCA (incorporated by reference to Exhibit 21.1 to Accenture Ltd's Form 10-K for the year ended August 31, 2001 filed on November 29, 2001).

--------

* Previously filed.

                        ACCENTURE SCA AND SUBSIDIARIES

            INDEX TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS


Consolidated Balance Sheets as of August 31, 2001 and February 28, 2002 (unaudited)..................  F-2

Combined Income Statement Before Partner Distributions for the six months ended February 28, 2001 and
  Consolidated Income Statement for the six months ended February 28, 2002 (unaudited)...............  F-4

Consolidated Shareholders' Equity Statement for the six months ended February 28, 2002 (unaudited)...  F-5

Combined and Consolidated Cash Flows Statements for the six months ended February 28, 2001 and 2002
  (unaudited)........................................................................................  F-6

Notes to Combined and Consolidated Financial Statements (unaudited)..................................  F-7

Report of Independent Accountants.................................................................... F-10

Combined and Consolidated Balance Sheets as of August 31, 2000 and 2001.............................. F-11

Combined Income Statements Before Partner Distributions for the years ended August 31, 1999 and 2000 and Consolidated Income Statement for the year ended August 31, 2001............................... F-13

Combined Statements of Partners' Capital and Comprehensive Income for the years ended August 31,
  1999 and 2000 and Consolidated Shareholders' Equity Statement for the year ended August 31, 2001... F-14

Combined and Consolidated Cash Flows Statements for the years ended August 31, 1999, 2000 and 2001........................................................................................... F-15

Notes to Combined and Consolidated Financial Statements.............................................. F-16

                                 ACCENTURE SCA

                          CONSOLIDATED BALANCE SHEETS


                     August 31, 2001 and February 28, 2002

              (In thousands of U.S. dollars except share amounts)


                                                 August 31, February 28,
                                                    2001        2002
                                                 ---------- ------------
                                                            (Unaudited)
                       ASSETS
       CURRENT ASSETS:
          Cash and cash equivalents............. $1,880,083  $1,131,431
          Receivables from clients, net.........  1,498,812   1,385,721
          Unbilled services.....................    731,802     923,461
          Due from related parties..............     69,500      42,639
          Deferred income taxes, net............    166,372     140,851
          Other current assets..................    233,068     234,952
                                                 ----------  ----------
              Total current assets..............  4,579,637   3,859,055
                                                 ----------  ----------

       NON-CURRENT ASSETS:
          Due from related parties..............     23,800          --
          Investments...........................    324,139     109,170
          Property and equipment, net...........    822,318     747,197
          Goodwill..............................         --     153,422
          Deferred income taxes, net............    213,617     205,931
          Other non-current assets..............     97,845     124,295
                                                 ----------  ----------
              Total non-current assets..........  1,481,719   1,340,015
                                                 ----------  ----------
       TOTAL ASSETS............................. $6,061,356  $5,199,070
                                                 ==========  ==========

        LIABILITIES AND SHAREHOLDERS' EQUITY

       CURRENT LIABILITIES:
          Short-term bank borrowings............ $  189,872  $  157,864
          Current portion of long-term debt.....        797       2,795
          Accounts payable......................    371,794     409,678
          Due to related parties................    818,888      19,243
          Deferred revenue......................    810,043     508,962
          Accrued payroll and related benefits..  1,050,385   1,268,154
          Taxes payable.........................    515,304     215,226
          Deferred income taxes, net............     29,373      26,841
          Other accrued liabilities.............    392,364     398,623
                                                 ----------  ----------
              Total current liabilities.........  4,178,820   3,007,386
                                                 ----------  ----------

       NON-CURRENT LIABILITIES:
          Long-term debt........................      1,090       4,263
          Retirement obligation.................    343,249     383,127
          Deferred income taxes, net............     50,969       3,514
          Other non-current liabilities.........    797,114     971,421
                                                 ----------  ----------
              Total non-current liabilities.....  1,192,422   1,362,325
                                                 ----------  ----------

       MINORITY INTEREST........................      5,590      33,503
                                                 ----------  ----------

                                 ACCENTURE SCA

                          CONSOLIDATED BALANCE SHEETS


                     August 31, 2001 and February 28, 2002

              (In thousands of U.S. dollars except share amounts)


                                                                                   August 31,  February 28,
                                                                                      2001         2002
                                                                                  -----------  ------------
                                                                                               (Unaudited)
SHAREHOLDERS' EQUITY:
   Class I common shares, par value 1.25 euros per share, 19,868,950,000 shares authorized, 752,583,920 issued as of August 31, 2001 and 753,843,192 issued
     as of February 28, 2002.....................................................     843,890      845,307
   Class I-A common shares, par value 1.25 euros per share, 5,000,000 shares
     authorized, issued and outstanding..........................................       5,435        5,435
   Class I-B common shares, par value 1.25 euros per share, 5,000,000 shares
     authorized, issued and outstanding..........................................       5,435        5,435
   Class I-C common shares, par value 1.25 euros per share, 10,000,000 shares
     authorized, issued and outstanding..........................................      10,870       10,870
   Class I-D common shares, par value 1.25 euros per share, 10,000,000 shares
     authorized, issued and outstanding..........................................      10,870       10,870
   Class I-E common shares, par value 1.25 euros per share, 15,000,000 shares
     authorized, issued and outstanding..........................................      16,304       16,304
   Class I-F common shares, par value 1.25 euros per share, 15,000,000 shares
     authorized, issued and outstanding..........................................      16,304       16,304
   Class I-G common shares, par value 1.25 euros per share, 20,000,000 shares
     authorized, issued and outstanding..........................................      21,739       21,739
   Class I-H common shares, par value 1.25 euros per share, 25,000,000 shares
     authorized, issued and outstanding..........................................      27,174       27,174
   Class I-I common shares, par value 1.25 euros per share, 5,000,000 shares
     authorized, issued and outstanding..........................................       5,435        5,435
   Class I-J common shares, par value 1.25 euros per share, 5,000,000 shares
     authorized, issued and outstanding..........................................       5,435        5,435
   Class I-K common shares, par value 1.25 euros per share, 16,050,000 shares
     authorized, issued and outstanding..........................................      18,074       18,074
   Class II common shares, par value 1.25 euros per share, 20,000,000,000 shares
     authorized, 470,958,308 shares issued and outstanding.......................     529,281      529,281
   Restricted share units related to Accenture Ltd Class A common shares,
     68,481,815 issued and outstanding as of August 31, 2001 and 68,112,102
     units issued and outstanding as of February 28, 2002........................     993,380      987,384
   Additional paid-in capital....................................................   1,661,261    1,689,280
   Treasury shares, at cost, 104,595 shares......................................          --       (2,645)
   Investment in Accenture Ltd shares, at cost, 1,622,400........................          --     (124,113)
   Retained deficit..............................................................  (3,377,729)  (3,153,391)
   Accumulated other comprehensive loss..........................................    (108,634)    (118,322)
                                                                                  -----------  -----------
       Total shareholders' equity................................................     684,524      795,856
                                                                                  -----------  -----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY....................................... $ 6,061,356  $ 5,199,070
                                                                                  ===========  ===========


  The accompanying notes are an integral part of these financial statements.

                                 ACCENTURE SCA

            COMBINED INCOME STATEMENT BEFORE PARTNER DISTRIBUTIONS
                         CONSOLIDATED INCOME STATEMENT


              For the Six Months Ended February 28, 2001 and 2002


                        (In thousands of U.S. dollars)

                                  (Unaudited)


                                                            Combined   Consolidated
                                                             Income       Income
                                                            Statement   Statement
                                                              2001         2002
                                                           ----------  ------------
REVENUES:
   Revenues before reimbursements......................... $5,712,996   $5,901,919
   Reimbursements.........................................    909,355      916,693
                                                           ----------   ----------
       Revenues...........................................  6,622,351    6,818,612

OPERATING EXPENSES:
   Cost of services*:
       Cost of services before reimbursable expenses*.....  2,943,074    3,514,289
       Reimbursable expenses..............................    909,355      916,693
                                                           ----------   ----------
       Cost of services*..................................  3,852,429    4,430,982
   Sales and marketing*...................................    452,978      759,135
   General and administrative costs*......................    765,337      825,959
   Reorganization and rebranding costs....................    189,506           --
                                                           ----------   ----------
          Total operating expenses*.......................  5,260,250    6,016,076
                                                           ----------   ----------

OPERATING INCOME*.........................................  1,362,101      802,536
Gain (loss) on investments, net...........................    189,159     (305,688)
Interest income...........................................     42,395       24,040
Interest expense..........................................    (10,110)     (23,544)
Other income (expense)....................................     23,513        1,756
Equity in losses of affiliates............................    (41,661)      (6,463)
                                                           ----------   ----------
INCOME BEFORE TAXES*......................................  1,565,397      492,637
Provision for taxes.......................................    135,391      267,722
                                                           ----------   ----------

INCOME BEFORE MINORITY INTEREST AND
 ACCOUNTING CHANGE*.......................................  1,430,006      224,915
Minority interest.........................................         --         (577)
                                                           ----------   ----------

INCOME BEFORE ACCOUNTING CHANGE*..........................  1,430,006      224,338
Cumulative effect of accounting change....................    187,974           --
                                                           ----------   ----------

PARTNERSHIP INCOME BEFORE PARTNER DISTRIBUTIONS*.......... $1,617,980
                                                           ==========

NET INCOME................................................              $  224,338
                                                                        ==========

--------
* Excludes payments for partner distributions in respect of periods ended on or prior to May 31, 2001.

  The accompanying notes are an integral part of these financial statements.

                                 ACCENTURE SCA



                  CONSOLIDATED SHAREHOLDERS' EQUITY STATEMENT



                  For the Six Months Ended February 28, 2002


                        (In thousands of U.S. dollars)


                                  (unaudited)



                                                                                                                 Accumulated
                                   Class I  Class II Restricted Additional           Investment in  Retained        Other
                                   Common    Common    Share     Paid-in    Treasury   Accenture    Earnings    Comprehensive
                                   Shares    Shares    Units     Capital     Shares   Ltd Shares    (Deficit)   Income (Loss)
-                                  -------- -------- ---------- ----------  -------- ------------- -----------  -------------
Balance, at August 31, 2001....... $986,965 $529,281  $993,380  $1,661,261  $    --    $      --   $(3,377,729)   $(108,634)
Comprehensive income
   Net Income.....................                                                                     224,338
   Other comprehensive income
    (loss)
      Unrealized losses on
       marketable
       securities, net of
       reclassification
       adjustment.................                                                                                    8,670
      Foreign currency
       translation................                                                                                  (18,358)
                                                                                                                  ---------
   Other comprehensive income
    (loss)........................                                                                                   (9,688)

Comprehensive income..............
Purchase of Accenture Ltd
 shares...........................                                                      (124,113)
Redemption of partners' Class I
 common shares....................                                           (7,132)
Cancellation of restricted share
 units, net.......................                      (3,423)
Issuance of shares for acquisition    1,417                         29,933
Restricted share units exchanged
 for Class I common shares........                      (2,573)     (1,914)   4,487
                                   -------- --------  --------  ----------  -------    ---------   -----------    ---------
Balance at February 28, 2002...... $988,382 $529,281  $987,384  $1,689,280  $(2,645)   $(124,113)  $(3,153,391)   $(118,322)
                                   ======== ========  ========  ==========  =======    =========   ===========    =========





                                     Total
-                                  ---------
Balance, at August 31, 2001....... $ 684,524
Comprehensive income
   Net Income.....................   224,338
   Other comprehensive income
    (loss)
      Unrealized losses on
       marketable
       securities, net of
       reclassification
       adjustment.................     8,670
      Foreign currency
       translation................   (18,358)

   Other comprehensive income
    (loss)........................
                                   ---------
Comprehensive income..............   214,650
Purchase of Accenture Ltd
 shares...........................  (124,113)
Redemption of partners' Class I
 common shares....................    (7,132)
Cancellation of restricted share
 units, net.......................    (3,423)
Issuance of shares for acquisition    31,350
Restricted share units exchanged
 for Class I common shares........        --
                                   ---------
Balance at February 28, 2002...... $ 795,856
                                   =========




  The accompanying notes are an integral part of these financial statements.

                                 ACCENTURE SCA

                COMBINED AND CONSOLIDATED CASH FLOWS STATEMENTS


              For the Six Months Ended February 28, 2001 and 2002

                        (In thousands of U.S. dollars)
                                  (Unaudited)


                                                                                                   Combined    Consolidated
                                                                                                   Cash Flow    Cash Flow
                                                                                                     2001          2002
                                                                                                  -----------  ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Partnership income before partner distributions............................................... $ 1,617,980
                                                                                                  -----------
   Net income....................................................................................               $  224,338
                                                                                                                ----------
   Adjustments to reconcile partnership income and net income to net cash provided by operating activities--
      Depreciation...............................................................................     119,975      141,591
      Amortization...............................................................................      65,667           --
      (Gain) loss on investments, net............................................................    (189,159)     305,688
      Equity in losses of affiliates.............................................................      41,661        6,463
      Losses on disposal of property and equipment...............................................       7,337       16,821
      Deferred income taxes......................................................................          --      (16,780)
      Minority interest..........................................................................          --          577
      Other items, net...........................................................................     (44,216)       4,988
      Cumulative effect of accounting change.....................................................    (187,974)          --
      Change in assets and liabilities--
         (Increase) decrease in receivables from clients, net....................................    (178,729)     152,161
         Increase in unbilled services...........................................................    (116,512)    (184,604)
         Decrease in other current assets........................................................      16,798        5,110
         Increase in other non-current assets....................................................      (5,268)      (2,374)
         Increase (decrease) in accounts payable.................................................      16,240       (6,111)
         Decrease in due to related parties......................................................      (5,420)          --
         Increase (decrease) in deferred revenue.................................................      49,717     (291,063)
         Increase in accrued payroll and related benefits........................................     285,991      164,410
         Decrease in taxes payable...............................................................     (27,535)    (300,078)
         Decrease in other accrued liabilities...................................................     (73,657)     (52,567)
         Increase in other non-current liabilities...............................................          --       87,306
                                                                                                  -----------   ----------
            Total adjustments....................................................................    (225,084)      31,538
                                                                                                  -----------   ----------
            Net cash provided by operating activities............................................   1,392,896      255,876
                                                                                                  -----------   ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Proceeds from sales of investments............................................................     356,588       11,959
   Proceeds from sales of property and equipment.................................................          --       65,718
   Purchases of businesses and investments, net of cash acquired.................................    (145,204)     (47,800)
   Property and equipment additions..............................................................    (180,351)     (90,815)
                                                                                                  -----------   ----------
            Net cash provided by (used in) investing activities..................................      31,033      (60,938)
                                                                                                  -----------   ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Capital paid in by partners...................................................................     131,309           --
   Repayment of paid-in capital to partners......................................................     (11,007)          --
   Payment to AW-SC..............................................................................    (278,000)          --
   Purchase of Accenture Ltd Class A common shares...............................................          --     (124,113)
   Purchase of treasury shares...................................................................          --       (7,132)
   Distribution of partners' pre-incorporation income............................................  (1,228,687)    (763,619)
   Proceeds from issuance of long-term debt......................................................          --        5,544
   Repayment of long-term debt...................................................................      (1,384)        (513)
   Proceeds from issuance of short-term bank borrowings..........................................     261,781      250,675
   Repayments of short-term bank borrowings......................................................    (213,239)    (286,074)
                                                                                                  -----------   ----------
            Net cash used in financing activities................................................  (1,339,227)    (925,232)
   Effect of exchange rate changes on cash and cash equivalents..................................     (12,812)     (18,358)
                                                                                                  -----------   ----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS.............................................      71,890     (748,652)
CASH AND CASH EQUIVALENTS, beginning of period...................................................   1,270,516    1,880,083
                                                                                                  -----------   ----------
CASH AND CASH EQUIVALENTS, end of period......................................................... $ 1,342,406   $1,131,431
                                                                                                  ===========   ==========



  The accompanying notes are an integral part of these financial statements.

                                 ACCENTURE SCA

            NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
              (In thousands of U.S. dollars except share amounts)
                                  (Unaudited)
1.  BASIS OF PRESENTATION


    The accompanying unaudited interim consolidated financial statements of Accenture SCA (the "Company") have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC") regarding interim financial information and, accordingly, do not include all of the information and note disclosures required by accounting principles generally accepted in the United States of America for complete financial statements. These financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the fiscal year ended August 31, 2001 included in this registration statement on Form 10. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and reflect all adjustments (consisting solely of normal, recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of results for these interim periods. The results of operations for the six months ended February 28, 2002, are not necessarily indicative of the results that may be expected for the fiscal year ending August 31, 2002. Certain prior period amounts have been reclassified to conform with the current period presentation.


2.  COMPREHENSIVE INCOME


    The components of comprehensive income for the six-month periods ended February 28, 2001 and 2002, respectively, are as follows:



                                                                                              2001       2002
                                                                                           ----------  --------
Partnership income before partner distributions........................................... $1,617,980
Net income................................................................................             $224,338
Foreign currency translation adjustments..................................................    (12,812)  (18,358)
Unrealized gains (losses) on marketable securities, net of reclassification adjustments...   (660,281)    8,670
                                                                                           ----------  --------
Comprehensive income...................................................................... $  944,887  $214,650
                                                                                           ==========  ========


3.  INVESTMENTS


    Management conducts a quarterly impairment review of each investment in the portfolio, including historical and projected financial performance, expected cash needs and recent funding events. Other-than-temporary impairments for investments are recognized if the market value of the investment is below its cost basis for an extended period or the issuer has experienced significant financial declines or difficulties in raising capital to continue operations. Other-than-temporary impairments were $41,068 and $310,189 for the six months ended February 28, 2001 and 2002, respectively.



    After exploring a number of alternatives, the Company has decided to sell substantially all of its minority ownership interests in its venture and investment portfolio that could cause volatility in future earnings. The Company has engaged an investment bank and is currently in discussions with potential purchasers. The Company expects to receive offers that allow it to retain a modest percentage of ownership in the venture and investment portfolio through an ongoing alliance with the buyer. The Company believes the transaction will be completed by the end of the calendar year. Related to this decision, the Company's other-than-temporary impairments on investments for the six months ended February 28, 2002 included a charge of $211,900 before and after tax, related to investment writedowns of its venture and investment portfolio and the loss it expects to incur on this sale transaction.

                                 ACCENTURE SCA

              (In thousands of U.S. dollars except share amounts)
                                  (Unaudited)


4.  SEGMENT REPORTING

    Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance.

    Accenture's chief operating decision maker is the Chief Executive Officer. The operating segments are managed separately because each operating segment represents a strategic business unit that serves different markets. The reportable operating segments are the Company's five operating groups (formerly known as global market units), which are Communications & High Tech, Financial Services, Government, Products and Resources.

    Certain changes have been made to the prior-period amounts in order to conform with the current period presentation. The most significant of these changes was the elimination of interest expense from the five operating groups' operating income and the elimination of interest credits from Other's operating income. Also, certain consolidated affiliated companies' revenues and operating income (loss) results are included in the five operating groups' results rather than being reported in Other.

Reportable Segments




            Six months               Comm. &   Financial
     ended February 28, 2001        High Tech  Services    Government   Products  Resources   Other    Total
     -----------------------        ---------- ---------- ------------ ---------- ---------- ------- ----------
Revenues before reimbursements..... $1,674,317 $1,464,702 $    450,897 $1,174,827 $  934,744 $13,509 $5,712,996
Operating income *.................    412,993    435,315       45,243    270,374    195,449   2,727  1,362,101
                                    ========== ========== ============ ========== ========== ======= ==========





            Six months               Comm. &   Financial
     ended February 28, 2002        High Tech  Services    Government   Products  Resources   Other     Total
     -----------------------        ---------- ---------- ------------ ---------- ---------- -------  ----------
Revenues before reimbursements..... $1,494,581 $1,379,346 $    660,206 $1,296,804 $1,066,339 $ 4,643  $5,901,919
Operating income (loss)............    129,660    156,804      114,634    258,844    143,774  (1,180)    802,536
                                    ========== ========== ============ ========== ========== =======  ==========




--------
* Excludes payments for partner distributions in respect of periods ended on or prior to May 31, 2001.




5.  RELATED PARTIES



    Amounts due to/due from related parties at August 31, 2001 and February 28, 2002 were payable to/receivables from those individuals who were partners of Accenture prior to May 31, 2001, in respect of pre-incorporation transactions.



6.  BUSINESS COMBINATIONS



    On February 28, 2002, the Company increased its ownership interest in e-peopleserve Ltd., a human resource outsourcing business, from approximately 50 to 100 percent. The purchase price for the additional interest, including assumed liabilities, was $115 million primarily consisting of a $70 million cash payment and $35 million to be paid over a five year period. The contract also includes an earn-out provision which could result in up to $187 million of additional purchase price over a five-year period.

                                 ACCENTURE SCA

              (In thousands of U.S. dollars except share amounts)
                                  (Unaudited)


The allocation of the purchase price to acquired assets and liabilities, determined in accordance with Statement of Financial Accounting
Standards ("SFAS") No. 141, "Business Combinations," resulted in a preliminary allocation of $96 million to non tax-deductible goodwill and $10 million to finite-lived intangibles. The pro forma effects on operations are not material.



    On December 31, 2001, the Company increased its ownership interest in Avanade, Inc. from approximately 50 percent to 78 percent. The purchase price for the additional interest was $81 million, of which $31 million represented 1,259,272 Class A common shares of Accenture Ltd and $50 million represented Avanade, Inc. shares repurchased by Avanade, Inc. The allocation of the purchase price to acquired assets and liabilities, determined in accordance with SFAS 141, resulted in a preliminary allocation of $57 million to non tax-deductible goodwill and $4 million to finite-lived intangibles. The pro forma effects on operations are not material.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the General Partner and Shareholders of Accenture SCA:

    In our opinion, the accompanying combined and consolidated balance sheets and the related combined income statements before partner distributions/consolidated income statement, combined statements of partners' capital and comprehensive income/consolidated shareholders' equity statement and combined and consolidated cash flows statements present fairly, in all material respects, the financial position of Accenture SCA and its subsidiaries at August 31, 2000 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    As discussed in Note 2 to the consolidated financial statements, in 2001 the Company changed its method of accounting for derivative instruments and hedging activities.

/s/  PricewaterhouseCoopers LLP
October 11, 2001, except as to Note 18 which is as of March 15, 2002 Chicago, Illinois

                                 ACCENTURE SCA

                   COMBINED AND CONSOLIDATED BALANCE SHEETS

                           August 31, 2000 and 2001
              (In thousands of U.S. dollars except share amounts)

                                                 Combined    Consolidated
                                               Balance Sheet Balance Sheet
                                                   2000          2001
                                               ------------- -------------
                     ASSETS
     CURRENT ASSETS:
        Cash and cash equivalents.............  $1,270,516    $1,880,083
        Short-term investments................     395,620            --
        Receivables from clients..............   1,450,555     1,498,812
        Unbilled services.....................     682,935       731,802
        Due from related parties..............      58,287        69,500
        Deferred income taxes, net............          --       166,372
        Other current assets..................     141,372       233,068
                                                ----------    ----------
            Total current assets..............   3,999,285     4,579,637
                                                ----------    ----------
     NON-CURRENT ASSETS:
        Due from related parties..............      81,220        23,800
        Investments...........................     509,665       324,139
        Property and equipment, net...........     705,508       822,318
        Deferred income taxes, net............          --       213,617
        Other non-current assets..............     155,619        97,845
                                                ----------    ----------
            Total non-current assets..........   1,452,012     1,481,719
                                                ----------    ----------
     TOTAL ASSETS.............................  $5,451,297    $6,061,356
                                                ==========    ==========
      LIABILITIES AND SHAREHOLDERS' EQUITY
     CURRENT LIABILITIES:
        Short-term bank borrowings............  $  164,765    $  189,872
        Current portion of long-term debt.....      29,921           797
        Accounts payable......................     233,737       371,794
        Due to related parties................     339,877       818,888
        Deferred revenue......................     948,390       810,043
        Accrued payroll and related benefits..     700,843     1,050,385
        Taxes payable.........................     283,731       515,304
        Deferred income taxes, net............          --        29,373
        Other accrued liabilities.............     282,715       392,364
                                                ----------    ----------
            Total current liabilities.........   2,983,979     4,178,820
                                                ----------    ----------
     NON-CURRENT LIABILITIES:
        Long-term debt........................      98,865         1,090
        Retirement obligation.................          --       343,249
        Deferred income taxes, net............          --        50,969
        Other non-current liabilities.........          --       797,114
                                                ----------    ----------
            Total non-current liabilities.....      98,865     1,192,422
                                                ----------    ----------
     MINORITY INTEREST........................          --         5,590
                                                ----------    ----------
     COMMITMENTS AND CONTINGENCIES

                                 ACCENTURE SCA

                   COMBINED AND CONSOLIDATED BALANCE SHEETS

                           August 31, 2000 and 2001
              (In thousands of U.S. dollars except share amounts)

                                                                                    Combined    Consolidated
                                                                                  Balance Sheet Balance Sheet
                                                                                      2000          2001
                                                                                  ------------- -------------
SHAREHOLDERS' EQUITY:
   Class I common shares, par value 1.25 euros per share, 19,868,950,000 shares
     authorized, 752,583,920 issued and outstanding..............................          --        843,890
   Class I-A common shares, par value 1.25 euros per share, 5,000,000 shares
     authorized, issued and outstanding..........................................          --          5,435
   Class I-B common shares, par value 1.25 euros per share, 5,000,000 shares
     authorized, issued and outstanding..........................................          --          5,435
   Class I-C common shares, par value 1.25 euros per share, 10,000,000 shares
     authorized, issued and outstanding..........................................          --         10,870
   Class I-D common shares, par value 1.25 euros per share, 10,000,000 shares
     authorized, issued and outstanding..........................................          --         10,870
   Class I-E common shares, par value 1.25 euros per share, 15,000,000 shares
     authorized, issued and outstanding..........................................          --         16,304
   Class I-F common shares, par value 1.25 euros per share, 15,000,000 shares
     authorized, issued and outstanding..........................................          --         16,304
   Class I-G common shares, par value 1.25 euros per share, 20,000,000 shares
     authorized, issued and outstanding..........................................          --         21,739
   Class I-H common shares, par value 1.25 euros per share, 25,000,000 shares
     authorized, issued and outstanding..........................................          --         27,174
   Class I-I common shares, par value 1.25 euros per share, 5,000,000 shares
     authorized, issued and outstanding..........................................          --          5,435
   Class I-J common shares, par value 1.25 euros per share, 5,000,000 shares
     authorized, issued and outstanding..........................................          --          5,435
   Class I-K common shares, par value 1.25 euros per share, 16,050,000 shares
     authorized, issued and outstanding..........................................          --         18,074
   Class II common shares, par value 1.25 euros per share, 20,000,000,000 shares
     authorized, 470,958,308 shares issued and outstanding.......................          --        529,281
   Restricted share units related to Accenture Ltd Class A common shares,
     68,481,815 units issued and outstanding.....................................          --        993,380
   Additional paid-in capital....................................................          --      1,661,261
   Retained earnings (deficit)...................................................          --     (3,377,729)
   Partners' paid-in capital.....................................................     403,483             --
   Partners' undistributed earnings..............................................   1,347,905             --
   Accumulated other comprehensive income (loss).................................     617,065       (108,634)
                                                                                   ----------    -----------
       Total shareholders' equity................................................   2,368,453        684,524
                                                                                   ----------    -----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY.......................................  $5,451,297    $ 6,061,356
                                                                                   ==========    ===========

  The accompanying notes are an integral part of these financial statements.

                                 ACCENTURE SCA

            COMBINED INCOME STATEMENTS BEFORE PARTNER DISTRIBUTIONS

                         CONSOLIDATED INCOME STATEMENT

              For the Years Ended August 31, 1999, 2000 and 2001
                        (In thousands of U.S. dollars)

                                                            Combined     Combined    Consolidated
                                                             Income       Income        Income
                                                            Statement    Statement    Statement
                                                              1999         2000          2001
                                                           -----------  -----------  ------------
REVENUES:
   Revenues before reimbursements......................... $ 9,549,856  $ 9,752,085  $11,443,720
   Reimbursements.........................................   1,529,543    1,787,865    1,904,152
                                                           -----------  -----------  -----------
       Revenues...........................................  11,079,399   11,539,950   13,347,872

OPERATING EXPENSES:
   Cost of services*:
       Cost of services before reimbursable expenses*.....   5,456,559    5,486,292    6,199,213
       Reimbursable expenses..............................   1,529,543    1,787,865    1,904,152
                                                           -----------  -----------  -----------
       Cost of services*..................................   6,986,102    7,274,157    8,103,365
   Sales and marketing*...................................     790,246      883,276    1,217,343
   General and administrative costs*......................   1,271,357    1,296,398    1,515,683
   Reorganization and rebranding costs*...................          --           --      848,615
   Restricted share unit-based compensation...............          --           --      967,110
                                                           -----------  -----------  -----------
          Total operating expenses*.......................   9,047,705    9,453,831   12,652,116
                                                           -----------  -----------  -----------

OPERATING INCOME*.........................................   2,031,694    2,086,119      695,756
Gain on investments, net..................................      92,542      573,220      107,016
Interest income...........................................      60,039       67,244       79,778
Interest expense..........................................     (27,200)     (24,071)     (43,278)
Other income (expense)....................................      (5,309)      51,042       16,973
Equity in losses of affiliates............................      (6,472)     (46,853)     (61,388)
                                                           -----------  -----------  -----------
INCOME BEFORE TAXES*......................................   2,145,294    2,706,701      794,857
Provision for taxes.......................................     122,640      242,807      502,616
                                                           -----------  -----------  -----------
INCOME BEFORE MINORITY INTEREST AND
  ACCOUNTING CHANGE*......................................   2,022,654    2,463,894      292,241
Minority interest.........................................          --           --        7,940
                                                           -----------  -----------  -----------
INCOME BEFORE ACCOUNTING CHANGE*..........................   2,022,654    2,463,894      300,181
Cumulative effect of accounting change....................          --           --      187,974
                                                           -----------  -----------  -----------
PARTNERSHIP INCOME BEFORE PARTNER
  DISTRIBUTIONS*.......................................... $ 2,022,654  $ 2,463,894
                                                           ===========  ===========
NET INCOME*...............................................                           $   488,155
                                                                                     ===========

--------
* Excludes payments for partner distributions in respect of periods ended on or prior to May 31, 2001.

  The accompanying notes are an integral part of these financial statements.

                                 ACCENTURE SCA

       COMBINED STATEMENTS OF PARTNERS' CAPITAL AND COMPREHENSIVE INCOME

                  CONSOLIDATED SHAREHOLDERS' EQUITY STATEMENT

              For the Years Ended August 31, 1999, 2000 and 2001
                        (In thousands of U.S. dollars)


                                          Class I  Class II Restricted
                                          Common    Common    Share    Additional  Retained
                                          Shares    Shares    Units     Paid-in    Earnings     Paid-in   Undistributed
                                              $        $         $      Capital    (Deficit)    Capital     Earnings
                                          -------- -------- ---------- ---------- -----------  ---------  -------------
Balance at August 31, 1998............... $     -- $     --  $     --  $       -- $        --  $ 276,025   $ 1,143,377
Comprehensive income.....................
 Partnership income before partner
  distributions..........................                                                                    2,022,654
 Other comprehensive income..............
   Unrealized gains on marketable
    securities, net of reclassification
    adjustment...........................
   Foreign currency translation..........

 Other comprehensive income..............

Comprehensive income.....................
Capital paid in by partners..............                                                         93,211
Repayment of paid-in capital to partners.                                                        (17,731)
Distribution of partners' income.........                                                                   (1,562,545)
                                          -------- --------  --------  ---------- -----------  ---------   -----------
Balance at August 31, 1999...............       --       --        --          --          --    351,505     1,603,486
Comprehensive income.....................
 Partnership income before partner
  distributions..........................                                                                    2,463,894
 Other comprehensive income..............
   Unrealized gains on marketable
    securities, net of reclassification
    adjustment...........................
   Foreign currency translation..........

 Other comprehensive income..............

Comprehensive income.....................
Capital paid in by partners..............                                                         99,895
Repayment of paid-in capital to partners.                                                        (47,917)
Distribution to AW-SC....................                                                                     (826,156)
Distribution of partners' income.........                                                                   (1,893,319)
                                          -------- --------  --------  ---------- -----------  ---------   -----------
Balance at August 31, 2000...............       --       --        --          --          --    403,483     1,347,905
Comprehensive income.....................
 Partnership income before partner
  distributions for the nine months
  ended May 31, 2001.....................                                                                    1,427,185
 Net loss for the three months ended
  August 31, 2001........................                                            (939,030)
 Other comprehensive income (loss).......
   Unrealized losses on marketable
    securities, net of reclassification
    adjustment...........................
   Foreign currency translation..........

 Other comprehensive (loss)..............

Comprehensive (loss).....................
Capital paid in by partners..............                                                        146,328
Repayment of paid-in capital to partners.                                                       (549,811)
Distribution to AW-SC....................                                                                     (268,781)
Distribution of partners' income.........                                                                   (3,106,350)
Partner retirement and vacation benefits.                                                                     (465,487)
Transfer to retained earnings (deficit)..                                          (1,065,528)               1,065,528
Issuance of shares:
 Shares issued upon reorganization to
  corporate structure....................  843,890  529,281                        (1,373,171)
 Sale of shares to Accenture Ltd.........  143,075                      1,648,369
 Accenture Ltd restricted share units....                     993,380
Minority interest........................                                  12,892
                                          -------- --------  --------  ---------- -----------  ---------   -----------
Balance at August 31, 2001............... $986,965 $529,281  $993,380  $1,661,261 $(3,377,729) $      --   $        --
                                          ======== ========  ========  ========== ===========  =========   ===========

                                           Accumulated
                                              Other
                                          Comprehensive
                                          Income (Loss)    Total
                                          ------------- -----------
Balance at August 31, 1998...............   $  87,209   $ 1,506,611
Comprehensive income.....................
 Partnership income before partner
  distributions..........................                 2,022,654
 Other comprehensive income..............
   Unrealized gains on marketable
    securities, net of reclassification
    adjustment...........................     185,881       185,881
   Foreign currency translation..........     (19,948)      (19,948)
                                            ---------
 Other comprehensive income..............     165,933
                                                        -----------
Comprehensive income.....................                 2,188,587
Capital paid in by partners..............                    93,211
Repayment of paid-in capital to partners.                   (17,731)
Distribution of partners' income.........                (1,562,545)
                                            ---------   -----------
Balance at August 31, 1999...............     253,142     2,208,133
Comprehensive income.....................
 Partnership income before partner
  distributions..........................                 2,463,894
 Other comprehensive income..............
   Unrealized gains on marketable
    securities, net of reclassification
    adjustment...........................     408,998       408,998
   Foreign currency translation..........     (45,075)      (45,075)
                                            ---------
 Other comprehensive income..............     363,923
                                                        -----------
Comprehensive income.....................                 2,827,817
Capital paid in by partners..............                    99,895
Repayment of paid-in capital to partners.                   (47,917)
Distribution to AW-SC....................                  (826,156)
Distribution of partners' income.........                (1,893,319)
                                            ---------   -----------
Balance at August 31, 2000...............     617,065     2,368,453
Comprehensive income.....................
 Partnership income before partner
  distributions for the nine months
  ended May 31, 2001.....................                 1,427,185
 Net loss for the three months ended
  August 31, 2001........................                  (939,030)
 Other comprehensive income (loss).......
   Unrealized losses on marketable
    securities, net of reclassification
    adjustment...........................    (700,857)     (700,857)
   Foreign currency translation..........     (24,842)      (24,842)
                                            ---------
 Other comprehensive (loss)..............    (725,699)
                                                        -----------
Comprehensive (loss).....................                  (237,544)
Capital paid in by partners..............                   146,328
Repayment of paid-in capital to partners.                  (549,811)
Distribution to AW-SC....................                  (268,781)
Distribution of partners' income.........                (3,106,350)
Partner retirement and vacation benefits.                  (465,487)
Transfer to retained earnings (deficit)..                        --
Issuance of shares:
 Shares issued upon reorganization to
  corporate structure....................                        --
 Sale of shares to Accenture Ltd.........                 1,791,444
 Accenture Ltd restricted share units....                   993,380
Minority interest........................                    12,892
                                            ---------   -----------
Balance at August 31, 2001...............   $(108,634)  $   684,524
                                            =========   ===========

  The accompanying notes are an integral part of these financial statements.

                                 ACCENTURE SCA

                COMBINED AND CONSOLIDATED CASH FLOWS STATEMENTS

              For the Years Ended August 31, 1999, 2000 and 2001
                        (In thousands of U.S. dollars)

                                                                                            Combined     Combined    Consolidated
                                                                                            Cash Flow    Cash Flow    Cash Flow
                                                                                              1999         2000          2001
                                                                                           -----------  -----------  ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Partnership income before partnership distributions..................................... $ 2,022,654  $ 2,463,894
                                                                                           -----------  -----------
  Net income..............................................................................                           $   488,155
                                                                                                                     -----------
  Adjustments to reconcile partnership income and net income for the year to the net cash provided by operating activities--
   Depreciation...........................................................................     217,032      237,078      257,072
   Amortization...........................................................................          --           --      157,000
   Gain on investments, net...............................................................     (92,542)    (573,220)    (107,016)
   Equity in losses of affiliates.........................................................       6,472       46,853       61,388
   Losses on disposal of property and equipment...........................................          --       31,557       24,725
   Restricted share unit-based compensation...............................................          --           --      967,110
   Deferred income taxes..................................................................          --           --     (299,647)
   Minority interest......................................................................          --           --       (7,940)
   Other items, net.......................................................................      (4,473)     (30,749)     (25,646)
   Cumulative effect of accounting change.................................................          --           --     (187,974)
   Change in assets and liabilities--
    (Increase) in receivables from clients................................................     (60,913)    (211,867)     (48,257)
    (Increase) in unbilled services.......................................................    (108,898)    (184,957)     (48,867)
    (Increase) in due from / (decrease) in due to related parties.........................     (38,718)      17,294      (89,180)
    (Increase) decrease in other current assets...........................................      32,744       28,343      (91,696)
    (Increase) decrease in other non-current assets.......................................     (23,736)      28,468       44,814
    Increase in accounts payable..........................................................      23,412       14,183      138,057
    Increase (decrease) in deferred revenue...............................................      19,997       67,415     (114,942)
    Increase in accrued payroll and employee benefits.....................................     124,783          339      250,968
    Increase in taxes payable.............................................................      21,019       46,817      231,573
    Increase in other accrued liabilities.................................................      55,514      149,816       11,418
    Increase in other non-current liabilities.............................................          --           --      669,499
                                                                                           -----------  -----------  -----------
      Total adjustments...................................................................     171,693     (332,630)   1,792,459
                                                                                           -----------  -----------  -----------
      Net cash provided by operating activities...........................................   2,194,347    2,131,264    2,280,614
                                                                                           -----------  -----------  -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sales of investments......................................................      93,496      575,806      427,561
  Proceeds from sales of property and equipment...........................................          --           --       22,778
  Purchases of investments................................................................     (18,446)    (153,050)    (326,086)
  Purchase of intangible assets...........................................................          --           --     (157,000)
  Property and equipment additions........................................................    (305,156)    (315,426)    (377,930)
                                                                                           -----------  -----------  -----------
      Net cash provided by (used in) investing activities.................................    (230,106)     107,330     (410,677)
                                                                                           -----------  -----------  -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Capital paid in by partners.............................................................      93,211       99,895      146,328
  Repayment of paid-in capital to partners................................................     (17,731)     (47,917)    (524,130)
  Issuance of common stock................................................................          --           --    1,791,444
  Distribution of partners' income........................................................  (1,562,545)  (1,893,319)  (2,282,141)
  Payment to AW-SC........................................................................     (87,548)    (229,776)    (313,832)
  Proceeds from issuance of long-term debt................................................          --        1,384        1,787
  Repayment of long-term debt.............................................................      (1,427)      (1,605)     (19,653)
  Proceeds from issuance of short-term bank borrowings....................................      93,872      283,747      876,495
  Repayments of short-term bank borrowings................................................     (87,907)    (246,004)    (843,264)
                                                                                           -----------  -----------  -----------
      Net cash used in financing activities...............................................  (1,570,075)  (2,033,595)  (1,166,966)
  Effect of exchange rate changes on cash and cash equivalents............................     (19,948)     (45,075)     (93,404)
                                                                                           -----------  -----------  -----------
NET INCREASE IN CASH AND CASH EQUIVALENTS.................................................     374,218      159,924      609,567
CASH AND CASH EQUIVALENTS, beginning of period............................................     736,374    1,110,592    1,270,516
                                                                                           -----------  -----------  -----------
CASH AND CASH EQUIVALENTS, end of period.................................................. $ 1,110,592  $ 1,270,516  $ 1,880,083
                                                                                           ===========  ===========  ===========
Supplemental cash flow information
  Interest paid........................................................................... $    26,757  $    23,727  $    37,091
  Income taxes paid....................................................................... $    88,426  $   144,410  $   187,640

  The accompanying notes are an integral part of these financial statements.

                                 ACCENTURE SCA

            NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
               (In thousands of U.S. dollars except share data)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business


    Accenture is the world's leading provider of management and technology consulting services and solutions, with more than 75,000 employees in 47 countries delivering to our clients a wide range of consulting, technology and outsourcing services. Accenture operates globally with one common brand and business model designed to enable the company to serve clients on a consistent basis around the world. We work with clients of all sizes and have extensive relationships with the world's leading companies and governments.


Principles of Consolidation and Combination

    The consolidated financial statements include the accounts of Accenture SCA, a Luxembourg partnership limited by shares, and its controlled subsidiary companies (together "Accenture"). In May 2001, the Accenture Worldwide Organization completed a transition to a corporate structure with Accenture Ltd becoming the holding company of Accenture SCA. Accenture Ltd's only business is to hold shares and to act as the sole general partner of its subsidiary, Accenture SCA. Accenture operates its business through Accenture SCA and subsidiaries of Accenture SCA, Accenture Ltd controls Accenture SCA's management and operations and consolidates Accenture SCA's results in its financial statements. Accenture Ltd has a 58% voting interest in Accenture SCA assuming the issuance of 68,481,815 Accenture SCA Class I common shares. These shares will be issued in connection with the delivery of the 68,481,815 Accenture Ltd Class A common shares underlying 68,481,815 restricted share units which generally are considered fully vested and will be issued for no consideration soley upon the passage of time.

    Prior to the transition to a corporate structure, the Accenture Worldwide Organization operated as a series of related partnerships and corporations under the control of the partners and shareholders of these entities. These individuals became executive employees of Accenture following its transition, but retain the "partner" title. In connection with the transition to a corporate structure, the partners received Accenture Ltd Class A common shares or, in the case of partners resident in specified countries, Class I common shares issued by Accenture SCA or exchangeable shares issued by Accenture
Canada Holdings Inc., an indirect subsidiary of Accenture SCA, in lieu of their interests in these partnerships and corporations. The transition to a corporate structure was accounted for as a reorganization at carryover basis as there were no changes in the rights, obligations or economic interests of Accenture's partners upon the exchange of their interests for shares in Accenture Ltd, Accenture SCA or Accenture Canada Holdings Inc., except for those applied consistently among the partners or those resulting from Accenture's transition from a series of related partnerships and corporations to a corporate structure.

    The shares of Accenture Canada Holdings Inc. held by the partners are treated as a minority interest in the consolidated financial statements of Accenture SCA. However, the future exchange of Accenture Canada Holdings Inc. exchangeable shares will be accounted for at carryover basis.

    The accompanying financial statements, in respect of periods ended on or prior to May 31, 2001, have been prepared on a combined basis and reflect the accounts of the Accenture Worldwide Organization which prior to May 31, 2001, included Accenture Partners Societe Cooperative (Geneva, Switzerland -- the administrative coordinating entity, "APSC") and a number of entities, many of which

                                 ACCENTURE SCA

               (In thousands of U.S. dollars except share data)

operated as partnerships, that had entered into Member Firm Interfirm Agreements ("MFIAs") with APSC ("Member Firms"), together with all entities controlled by them. Prior to January 1, 2001, Accenture was known as Andersen Consulting. Prior to August 7, 2000, the Accenture Member Firms and the entities controlled by them were parties to MFIAs with Andersen Worldwide Societe Cooperative ("AW-SC"). AW-SC also contracted with the Member Firms of Arthur Andersen (hereinafter, "AA" and "AA Member Firms") and other entities controlled by them. APSC was incorporated to implement the agreement of the Accenture Member Firms and the partners of Accenture to remain together, on substantially the same terms as with AW-SC, as a result of the successful outcome of the arbitration described in Note 16. Each Accenture Member Firm entered into an MFIA with APSC, effective as of August 7, 2000, that was identical in all substantial terms with the prior agreement such Member Firm had with AW-SC.

    The equity method of accounting is used for unconsolidated investments in which Accenture exercises significant influence. All other investments are accounted for under the cost method. All significant intercompany/interfirm transactions and profits have been eliminated.

    The Combined financial statements in respect of periods ended on or prior to May 31, 2001 and the Consolidated financial statements from May 31, 2001 onward are collectively referred to as the Consolidated financial statements in these footnotes.

Revenue Recognition

    Revenues include all amounts that are billable to clients. Revenues are recognized on a time and materials basis, or on a percentage of completion basis, depending on the contract, as services are provided by employees and subcontractors. Revenue from time and material service contracts is recognized as the services are provided. Revenue from fixed price long-term contracts is recognized over the contract term based on the percentage of services provided during the period compared to the total estimated services to be provided over the entire contract. Losses on contracts are recognized during the period in which the loss first becomes probable and reasonably estimable. Contract losses are determined to be the amount by which the estimated direct and indirect costs of the contract exceed the estimated total revenues that will be generated by the contract. Losses recognized during each of the three years ended August 31, 2001 were insignificant. Revenue recognized in excess of billings is recorded as Unbilled services. Billings in excess of revenue recognized are recorded as Deferred revenue until the above revenue recognition criteria are met. Reimbursements, including those relating to travel and other out-of-pocket expenses, and other similar third-party costs, such as the cost of hardware and software resales, are included in Revenues, and an equivalent amount of reimbursable expenses are included in Cost of services.

Operating Expenses

    Subcontractor costs are included in Cost of services when they are incurred. Training costs were $644,760, $553,698 and $691,513 in 1999, 2000 and
2001, respectively. Research and development and advertising costs are expensed as incurred. Research and development costs were $255,905 in 1999, $251,764 in 2000 and $271,336 in 2001. Advertising costs were $46,500 in 1999, $69,000 in
2000 and $149,900 in 2001.

                                 ACCENTURE SCA

               (In thousands of U.S. dollars except share data)


Translation of Non-U.S. Currency Amounts

    The net assets and operations of entities outside of the United States are translated into U.S. dollars using appropriate exchange rates. Assets and liabilities are translated at year-end exchange rates and income and expense items are translated at average exchange rates prevailing during the year.

    Foreign currency translations on assets and liabilities denominated in currencies other than their functional currency resulted in gains/(losses) of ($9,642) in 1999, $27,567 in 2000 and ($1,279) in 2001, which are included in
Other income (expense).

Provision for Taxes

    Income taxes are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") 109, "Accounting for Income Taxes." Tax provisions are recorded at statutory rates for taxable items included in the Consolidated Income Statements regardless of the period for which such items are reported for tax purposes. Deferred income taxes are recognized for temporary differences between the financial reporting and income tax bases of assets and liabilities.

Partnership Income Before Partner Distributions

    Partnership Income Before Partner Distributions is not comparable to net income of a corporation similarly determined. Also, partnership income is not executive compensation in the customary sense of that term because partnership income is comprised of distributions of current earnings. Accordingly, compensation and benefits for services rendered by partners have not been reflected as an expense in the combined financial statements in respect of periods ended on or prior to May 31, 2001.

Cash and Cash Equivalents

    Cash and cash equivalents consist of all cash balances and highly liquid investments with original maturities of three months or less, including time deposits and certificates of deposit of $486,661 and $224,278 at August 31, 2000 and 2001, respectively. As a result of certain subsidiaries' cash management systems, checks issued but not presented to the banks for payments may create negative book cash payables. Such negative balances are classified as Short-term bank borrowings.

Concentrations of Credit Risk

    Accenture's financial instruments that are exposed to concentrations of credit risk consist primarily of Cash and cash equivalents and Receivables from clients. Accenture places its Cash and cash equivalents with financial institutions and limits the amount of credit exposure with any one financial institution. Accenture actively evaluates the creditworthiness of the financial institutions with which it invests. The Receivables from clients are dispersed across many different industries and geographies; therefore, concentrations of credit risk are limited. As of and for the years ended August 31, 1999, 2000 and 2001, the allowance for uncollectible accounts and bad debt expense are immaterial.

Investments

    Investments in marketable equity securities are recorded at fair value. All investments recorded at fair value have been classified as available-for-sale, and accordingly, the difference between cost and fair value is recorded in Accumulated other comprehensive income (loss). The cost of securities sold is determined on an average cost basis.

                                 ACCENTURE SCA

               (In thousands of U.S. dollars except share data)


    Accenture receives warrants issued by other companies primarily in exchange for services, alliances and directorships. At the measurement date, these warrants are recorded at fair value. Warrants received in connection with services and alliances are recorded as Revenues. Warrants received in connection with directorships are recorded as Other income (expense). Warrants in public companies and those that can be net share settled in private companies are deemed derivative financial instruments and are recorded on the Consolidated Balance Sheet at fair value. Changes in fair value of these warrants are recognized in the Consolidated Income Statement and included in Gain on investments, net.

    Management conducts a quarterly impairment review of each investment in the portfolio, including historical and projected financial performance, expected cash needs and recent funding events. Other-than-temporary impairments for investments are recognized if the market value of the investment is below its cost basis for an extended period or the issuer has experienced significant financial declines or difficulties in raising capital to continue operations.

Foreign Exchange Instruments

    In the normal course of business, Accenture uses derivative financial instruments to manage foreign currency exchange rate risk. These instruments are subject to fluctuations in foreign exchange rates and credit risk. The instruments are used to hedge underlying business exposures such that the impact of foreign exchange rate fluctuations is offset by opposite movements in the underlying exposure. Credit risk is managed through careful selection of sound financial institutions as counterparties.

    In its hedging programs, Accenture uses a combination of forward and option contracts to hedge its major foreign currency exchange rate exposures. These instruments are generally short term in nature, with maturities of less than one year.

    In accordance with SFAS 133, "Accounting for Derivative Instruments and Hedging Activities", all derivatives are recognized as either assets or liabilities at fair value. Hedges of committed exposure are marked-to-market each period with the changes in value included in Net Income. Hedges of anticipated exposures are marked-to-market each period. The changes in value are included in other comprehensive income for those hedges that are considered effective according to SFAS 133; otherwise, the changes in value are included in Net Income.

Property and Equipment

    Property and equipment is stated at cost, less accumulated depreciation. Depreciation of property and equipment is computed on a straight-line basis over the following useful lives:

           Buildings................................   20 to 25 years
           Leasehold improvements...................   Term of lease,
                                                     15 years maximum
           Computers, related equipment and software     3 to 5 years
           Furniture and fixtures...................    7 to 10 years

                                 ACCENTURE SCA

               (In thousands of U.S. dollars except share data)


Long-Lived Assets

    Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets is assessed by a comparison of the carrying amount of the asset to the estimated future net cash flows expected to be generated by the asset. If estimated future undiscounted net cash flows are less than the carrying amount of the asset, the asset is considered impaired and expense is recorded in an amount required to reduce the carrying amount of the asset to its then fair value.

Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts that are reported in the Consolidated financial statements and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions that Accenture may undertake in the future, actual results may be different from the estimates.

Reclassifications

    Certain amounts reported in previous years have been reclassified to conform to the 2001 presentation.

2.  ACCOUNTING CHANGE

    Effective September 1, 2000, Accenture adopted SFAS 133, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the Consolidated Balance Sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in Net Income. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in Accumulated other comprehensive income (loss) and are recognized in the Consolidated Income Statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in the Consolidated Income Statement. The adoption of SFAS 133 resulted in an increase to Net Income of $187,974 based upon the recognition of the fair value at September 1, 2000, of Accenture's warrants and options in public companies and those that can be net share settled in private companies. For the year ended August 31, 2001, Gain on investments, net includes $191,892 of unrealized investment losses recognized in accordance with SFAS 133.

                                 ACCENTURE SCA

               (In thousands of U.S. dollars except share data)


3.  ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

    The components of Accumulated other comprehensive income (loss) at August 31, are:

                                                         2000        2001
                                                      ----------  ---------
    Foreign currency translation adjustments......... $  (75,101) $ (99,943)
                                                      ----------  ---------
    Unrealized gains (losses) on securities:
       Unrealized holding gains (losses).............  1,004,176   (159,394)
       Less: reclassification adjustments............   (595,178)  (541,463)
                                                      ----------  ---------
       Net unrealized gains (losses).................    408,998   (700,857)
    Unrealized gains on securities, beginning of year    283,168    692,166
                                                      ----------  ---------
    Net unrealized gains (losses)....................    692,166     (8,691)
                                                      ----------  ---------
    Accumulated other comprehensive income (loss).... $  617,065  $(108,634)
                                                      ==========  =========

    Investments were held in the U.S. or investment holding companies during 2000 and 2001. In respect of periods ended on or prior to May 31, 2001, the investments were primarily held by partnerships or other non-tax paying entities; therefore, such partnerships or other non-tax paying entities would not be subject to income taxes with respect to those gains. Subsequent to May 31, 2001, the investments were held by investment holding companies which were not subject to income tax on investment gains and, similarly, losses generated in these entities are not deductible.

4.  PROPERTY AND EQUIPMENT

    Property and equipment, net at August 31, is composed of the following:

                                                          2000       2001
                                                       ---------  ---------
    Buildings and land................................ $  72,953  $  75,371
    Leashold improvements.............................   286,177    332,126
    Computers, related equipment and software.........   782,107    837,878
    Furniture and fixtures............................   252,905    272,512
    Total accumulated depreciation....................  (688,634)  (695,569)
                                                       ---------  ---------
                                                       $ 705,508  $ 822,318
                                                       =========  =========

5.  INVESTMENTS

    Investments which are intended to be sold in the following twelve months are classified in current assets as Short-term investments. All other investments are classified as long-term investments. Investments held at August 31, are as follows:

                                                           2000     2001
                                                         -------- --------
     Marketable equity securities: short-term........... $395,620 $     --
     Marketable equity securities: long-term............  358,688   85,516
     Non-marketable and other...........................  150,977  238,623
                                                         -------- --------
         Total.......................................... $905,285 $324,139
                                                         ======== ========

                                 ACCENTURE SCA

               (In thousands of U.S. dollars except share data)


Marketable Equity Securities

    Marketable equity securities include common stock, warrants and options, all of which are classified as available-for-sale. The unrealized gains and losses on these investments included in Accumulated other comprehensive income
(loss) at August 31, is as follows:

                                                          2000      2001
                                                        --------  -------
     Fair value........................................ $754,308  $85,516
     Cost..............................................   62,142   94,207
     Gross unrealized gains............................  697,228      633
     Gross unrealized losses...........................   (5,062)  (9,324)

Equity Method Investments


    Accenture has investments in various entities that are accounted for under the equity method. Under the equity method, investments are stated at initial cost and are adjusted for subsequent contributions and Accenture's share of earnings, losses and distributions. As a result of a negative basis difference arising from the formation of a joint venture accounted for at carryover basis, the underlying equity in net assets of these investments exceeded Accenture's carrying value by approximately $49,528 and $154,455, at August 31, 2000 and 2001, respectively. The negative basis difference is being amortized over three years on a straight-line basis. Amortization of negative basis difference of $0, $1,376 and $31,545 was reflected as a component of Equity in losses of affiliates in the accompanying Consolidated Income Statements for the years ended August 31, 1999, 2000 and 2001, respectively.


Other-Than-Temporary Writedowns

    For the years ended August 31, 1999, 2000 and 2001, Accenture recorded other-than-temporary impairment writedowns of $2,929, $0, and $94,489, respectively. Of the $94,489 recorded in 2001, $18,998 was reclassified from Other comprehensive income to Gain on investments, net and $75,491 was directly expensed to Gain on investments, net.

6.  BORROWINGS AND INDEBTEDNESS

Lines of Credit

    At August 31, 2001, Accenture has a $450,000 unsecured multicurrency revolving credit facility with a syndicate of banks led by Morgan Guaranty Trust Company of New York under which it may borrow from the participants ratably in proportion to their respective commitments. The facility also provides a $100,000 sublimit for the issuance of letters of credit. The facility, which is available through August 31, 2003, provides for committed borrowings at the prime rate or at LIBOR plus a borrowing margin and also offers a competitive bid option. Borrowings under this facility were $66,980 and $0 at August 31, 2000 and 2001, respectively. Letters of credit outstanding at August 31, 2000 and 2001 were $38,000 and $19,247, respectively. The facility is subject to annual commitment fees. The commitment fees paid for the year ended August 31, 2001 were $456.

    On June 22, 2001, Accenture entered into a $420,000 unsecured 364-day revolving credit facility with a syndicate of banks led by Bank of America, N.A. The terms of the Bank of America facility are

                                 ACCENTURE SCA

               (In thousands of U.S. dollars except share data)

substantially similar to the terms of the Morgan Guaranty facility. Borrowings under this facility were $0 at August 31, 2001. The facility is subject to annual commitment fees. The commitment fees paid for the year ended August 31, 2001 were $0.

    At August 31, 2001, Accenture also has in place unsecured multicurrency credit agreements and local lines of credit of $369,023 and $258,846, respectively, in the form of committed and non-committed facilities at interest rates that vary from country to country depending on local market conditions. Borrowings under these facilities were $97,785 and $187,533 at August 31, 2000 and 2001, respectively. Certain of the agreements are subject to annual commitment fees.

    The most restrictive of these credit agreements requires Accenture to maintain certain financial ratios and meet certain indebtedness tests. All these requirements were met throughout the three years ended August 31, 2001.

    The weighted average interest rate on borrowings under the multicurrency credit agreements and lines of credit, based on the average annual balances, was approximately 12% in 1999, 7% in 2000 and 8% in 2001.

Long-Term Debt

    Long-term debt at August 31, consisted of the following:

                                                                                     2000    2001
                                                                                   -------- ------
Joint Debt--
   --Unsecured notes payable due upon maturity at various dates through 2002 with
     interest due semiannually at fixed rates ranging from 7.52% to 8.49%......... $ 75,000 $   --
   --Collateral trust note payable in fixed annual installments through 2011 with
     interest due semiannually at 9.26%...........................................   34,342     --
Collateral trust note payable in varying annual installments through 2007 with
  interest due annually at 8.12%, secured by real property........................   18,060     --
Other.............................................................................    1,384  1,887
                                                                                   -------- ------
                                                                                    128,786  1,887
Less--Current portion.............................................................   29,921    797
                                                                                   -------- ------
       Total Long-term debt....................................................... $ 98,865 $1,090
                                                                                   ======== ======

7.  FINANCIAL INSTRUMENTS

    At August 31, 2000 and 2001, the carrying amount of Cash and cash equivalents and Short-term bank borrowings approximates their fair value because of their short maturities. For all other financial instruments, the following methods and assumptions were used to approximate fair value. At August 31, 2001, Accenture has not designated any of its derivatives as hedges as defined by SFAS 133.

Investments

    Quoted market prices are used to determine the fair value for the common equity and debt securities that were issued by publicly traded entities. Those debt and equity securities issued by non-public

                                 ACCENTURE SCA

               (In thousands of U.S. dollars except share data)

entities were valued by reference to the most recent round of financing as an approximation of the market value. The fair value and cost of the warrants and options were approximated using the Black-Scholes valuation model after considering restrictions on exercisability or sale.

                                                  2000              2001
                                            ----------------- -----------------
                                                      Fair              Fair
                                              Cost    Value     Cost    Value
Type of Investment                          -------- -------- -------- --------
Debt and equity securities (cost method)
   --Issued by public entities, short-term. $    600 $395,620 $     -- $     --
   --Issued by public entities, long-term..   31,442  159,205   41,787   33,096
   --Issued by non-public entities.........  134,094  174,573  271,532  298,523

Warrants
   --Issued by public entities, long-term..   30,100  199,483   52,420   52,420
   --Issued by non-public entities.........   30,946   27,161    1,081    1,081

Long-Term Debt

    The fair value of Long-term debt, including current maturities, was estimated to be $132,362 and $1,887 at August 31, 2000 and 2001, respectively, based on the borrowing rates currently available to Accenture for loans with similar terms and average maturities.

Foreign Exchange Instruments

    Market quoted exchange rates are used to determine the fair value of the instruments. The notional values and fair values of derivative foreign exchange instruments at August 31, are as follows:

                                                    2000              2001
                                              ----------------  ---------------
                                              Notional  Fair    Notional  Fair
                                               Value    Value    Value    Value
                                              -------- -------  -------- ------
Foreign currency forward exchange contracts--
   To sell................................... $100,768 $ 3,300  $ 87,563 $1,542
   To buy....................................  107,361  (2,814)  127,067   (513)
Option contracts
   Put options............................... $ 84,732 $12,269  $     -- $   --
   Call options..............................   26,264      --        --     --

8.  INCOME TAXES

    Prior to its transition to a corporate structure, Accenture operated through partnerships in many countries and generally was not subject to income taxes in those countries. Taxes related to income earned by the partnerships were the responsibility of the individual partners. In some non-U.S. countries, Accenture operated through corporations and was subject to local income taxes. In addition, Accenture was subject to local unincorporated business taxes in some jurisdictions. Effective with the transition to a corporate structure on May 31, 2001, Accenture became subject to U.S. federal and other national, state and local corporate income taxes.

                                 ACCENTURE SCA

               (In thousands of U.S. dollars except share data)


    The components of the provision for income taxes reflected on the Consolidated Income Statement for the year ended August 31, 2001 include the following:


Current taxes:
   U.S. federal............................................. $ 382,690
   U.S. state and local.....................................    66,080
   Non-U.S..................................................   330,590
                                                             ---------
       Total current tax expense............................   779,360
                                                             ---------
Deferred taxes:
   U.S. federal.............................................   (85,520)
   U.S. state and local.....................................   (19,612)
   Non-U.S..................................................  (171,612)
                                                             ---------
       Total deferred tax expense...........................  (276,744)
                                                             ---------
Total....................................................... $ 502,616
                                                             =========

    A reconciliation of the U.S. federal statutory income tax rate to Accenture's effective income tax rate for the year ended August 31, 2001 is set forth below:

U.S. federal statutory income tax rate.........................  35.0%
U.S. state and local taxes, net................................   1.0
Other..........................................................   3.0
Rate benefit for partnership period............................ (49.0)
Revaluation of deferred tax liabilities(1).....................  13.6
Costs of transition to a corporate structure...................  59.6
                                                                -----
   Effective income tax rate...................................  63.2%
                                                                =====

--------
(1) The revaluation of deferred tax liabilities upon change in tax status is a deferred tax expense recognized upon Accenture's change in tax status from partnership to corporate form.

                                 ACCENTURE SCA

               (In thousands of U.S. dollars except share data)


    Significant components of Accenture's deferred tax assets and liabilities at August 31, 2001 are as follows:

Deferred tax assets:
   Pensions...................................................... $ 122,376
   Revenue recognition...........................................    78,336
   Compensation and benefits.....................................   190,799
   Investments...................................................    54,473
   Tax credit carryforwards......................................    16,632
   Net operating loss carryforwards..............................    15,935
   Depreciation and amortization.................................    70,028
   Other.........................................................    37,410
                                                                  ---------
                                                                    585,989
       Valuation allowance(1)....................................   (76,187)
                                                                  ---------
   Total deferred tax assets.....................................   509,802
                                                                  ---------
Deferred tax liabilities:
   Pensions......................................................   (21,822)
   Revenue recognition...........................................   (55,787)
   Compensation and benefits.....................................   (17,482)
   Investments...................................................   (30,717)
   Depreciation and amortization.................................   (56,961)
   Other.........................................................   (27,386)
                                                                  ---------
   Total deferred tax liabilities................................  (210,155)
                                                                  ---------
Net deferred tax assets.......................................... $ 299,647
                                                                  =========

--------
(1) Accenture has recognized a valuation allowance of $76,187 relating to the ability to recognize the tax benefits associated with capital losses on certain U.S. investments and with specific tax net operating loss carryforwards and tax credit carryforwards of certain non-U.S. operations.

    Accenture has net operating loss carryforwards at August 31, 2001 of $48,938. Of this amount, $42,209 expires at various dates through 2011 and $6,729 has an indefinite carryforward period. Accenture has tax credit carryforwards at August 31, 2001 of $16,632 that expire at various dates through 2016.

    If Accenture or one of its non-U.S. subsidiaries were classified as a foreign personal holding company, Accenture's U.S. shareholders would be required to include in income, as a dividend, their pro rata share of Accenture's (or Accenture's relevant non-U.S. subsidiary's) undistributed foreign personal holding company income.

    Because of the application of complex U.S. tax rules regarding attribution of ownership, Accenture meets the definition of a foreign personal holding company this year. However, there is no foreign personal holding company income that its U.S. shareholders are required to include in income this year. In the event that Accenture has net foreign personal holding company income, Accenture may distribute a dividend to shareholders to avoid having taxable income imputed under these rules. Under certain circumstances, such a distribution could create additional income tax costs to Accenture. Since Accenture does not have any foreign personal holding company income this year, no such taxes have been provided.

                                 ACCENTURE SCA

               (In thousands of U.S. dollars except share data)


9.  PARTNERS' CAPITAL

    Partners' capital represented the capital of partners who were the owners of Accenture Member Firms. Paid-in-capital was repayable within 60 days following a partner's resignation, retirement or death. Interest was paid to the partners on their paid-in capital accounts and recorded as a distribution of partners' income. Undistributed earnings, contained within Partners' Capital, represented Partnership Income Before Distributions which had not been paid to the partners. Partners were not paid interest on Undistributed earnings. The average balance of the Undistributed earnings and Paid-in-capital during the years ended August 31, 1999 and 2000 was $1,687,197 and $1,853,190, respectively.

    Upon retirement, all qualifying Accenture partners or their qualifying surviving spouses were entitled to receive basic retirement benefits for life. This plan was eliminated for active partners after May 15, 2001 in connection with the transition to a corporate structure. All qualifying participants prior to May 15, 2001 will receive basic retirement benefits for life. The amount of annual benefit payments is periodically adjusted for cost-of-living adjustments at the beginning of each calendar year. Basic retirement benefits of $1,268 in 1999, $1,759 in 2000 and $2,268 in 2001 were paid to retired partners. The projected benefit obligation ("PBO") and the accrued benefit cost of the basic retirement benefits at August 31, 2001 is $63,537 as the plan is not funded. The accumulated benefit obligation at August 31, 2001 was $59,588. The PBO was estimated based on a discount rate of 8% and an assumed rate of increase in future benefits of 1.9%.

    In respect of periods ended on or prior to May 15, 2001, early retirement benefits were paid to certain Accenture partners who retired between the ages of 56 and 62. Partners retiring after age 56 and prior to age 62 received early retirement benefits based on two years' earnings on a straight-line declining basis that resulted in no payout to partners retiring at age 62. Retired partners could elect to receive early retirement benefits in the form of a lump-sum payment or ten-year installment payments. This plan was eliminated for active partners after May 15, 2001, in connection with the transition to a corporate structure.

    Early retirement benefits of $12,483 in 1999, $28,967 in 2000 and $37,685 in 2001 were paid to retired partners. The amount due for early retirement benefits is $283,097 at August 31, 2001, which is being paid out over the period through 2010.

    Both the basic and early retirement benefit liabilities were recorded as reductions of partners' capital as of May 31, 2001, as payments related to these obligations were previously recorded as distributions of partners' income.

    In connection with the transition to a corporate structure, Accenture returned partners' paid-in-capital of $549,811. In addition, undistributed earnings as of May 31, 2001 are expected to be paid to the partners in one or more installments on or prior to December 31, 2001. At August 31, 2001, $818,888 of undistributed earnings was included in Due to related parties on the Consolidated Balance Sheet.

    Effective September 1, 2000, 1,286 employees were admitted as partners of Accenture, which approximately doubled the number of partners. This increased number of partner admissions was designed to incentivize Accenture's professionals at an earlier stage in their careers. As a result, the Consolidated financial statements for the year ended August 31, 2001 reflect compensation expense for these 1,286 additional partners only for the three month period from June 1, 2001 to August 31, 2001, as compared to twelve months of compensation expense for these individuals for the years ended August 31, 1999 and 2000.

                                 ACCENTURE SCA

               (In thousands of U.S. dollars except share data)


10.  SHAREHOLDERS' EQUITY

Class I and II Common Shares

    Each Class I common share and each Class II common share of Accenture SCA entitles its holder to one vote on all matters submitted to a vote of shareholders of Accenture SCA. Each Accenture SCA Class II common share entitles Accenture Ltd to receive a dividend or liquidation payment equal to 10% of any dividend or liquidation payment to which an Accenture SCA Class I common share entitles its holder. Accenture Ltd holds all of the Class II common shares of Accenture SCA. In the opinion of our counsel, under Accenture SCA's articles of association, shares in Accenture SCA held by Accenture Ltd are actions de commandite, or general partnership interests, and shares in Accenture SCA held by our partners are actions de commanditaires, or limited partnership interests. Accenture Ltd, as general partner of Accenture SCA, has unlimited liability for the liabilities of Accenture SCA.

    Subject to contractual transfer restrictions, Accenture SCA is obligated, at the option of the holder, to redeem any outstanding Accenture SCA Class I common share at any time at a redemption price per share generally equal to the market price of an Accenture Ltd Class A common share at the time of the redemption. Accenture SCA may, at its option, pay this redemption price with cash or by delivering Accenture Ltd Class A common shares on a one-for-one basis. In addition, each of our partners in the United States, Australia and Norway has agreed that we may cause that partner to exchange that partner's Accenture SCA Class I common shares for Accenture Ltd Class A common shares on a one-for-one basis if Accenture Ltd holds more than 40% of the issued share capital of Accenture SCA and we receive a satisfactory opinion from counsel or a professional tax advisor that such exchange should be without tax cost to that partner. This one-for-one redemption price and exchange ratio will be adjusted if Accenture Ltd holds more than a de minimis amount of assets (other than its interest in Accenture SCA and assets it holds only transiently prior to contributing them to Accenture SCA) or incurs more than a de minimis amount of liabilities (other than liabilities for which Accenture SCA has a corresponding liability to Accenture Ltd). Accenture Ltd does not intend to hold any material assets other than its interest in Accenture SCA or to incur any material liabilities such that this one-for-one redemption price and exchange ratio would require adjustment. In order to maintain Accenture Ltd's economic interest in Accenture SCA, Accenture SCA will issue common shares to Accenture Ltd each time additional Accenture Ltd Class A common shares are issued.

    Holders of Accenture Canada Holdings Inc. exchangeable shares may exchange their shares for Accenture Ltd Class A common shares at any time on a one-for-one basis. Accenture Canada Holdings Inc. may, at its option, satisfy this exchange with cash at a price per share generally equal to the market price of an Accenture Ltd Class A common share at the time of the exchange. Each exchangeable share of Accenture Canada Holdings Inc. entitles its holder to receive distributions equal to any distributions to which an Accenture Ltd Class A common share entitles its holder.


    In accordance with Luxembourg company law, the company is required to transfer a minimum of 5% of its unconsolidated net profit as determined in accordance with the Luxembourg legal and regulatory requirements for each financial year to a legal reserve. This requirement ceases to be necessary once the balance on the legal reserve reaches 10% of the issued share capital. The legal reserve is not available for distribution to the shareholders. As of August 31, 2001, $50 million of Accenture SCA's undistributed, unconsolidated retained earnings is legally reserved and the maximum legal reserve requirement is approximately $150 million.

                                 ACCENTURE SCA

               (In thousands of U.S. dollars except share data)




    We currently do not anticipate that Accenture SCA will pay dividends. We may from time to time enter into financing agreements that contain financial covenants and restrictions, some of which may limit the ability of Accenture SCA to pay dividends.

  Common Shares Issued

    The following common shares have been issued during the year ended August 31, 2001:

                     Balance at   Issuance of shares                  Balance at
                     August 31,  upon reorganization   Initial public August 31,
                        2000    to corporate structure    offering       2001
                     ---------- ---------------------- -------------- ----------
                                           (in thousands)
Class I.............     --            752,584                 --      752,584
Class I-A...........     --                 --              5,000        5,000
Class I-B...........     --                 --              5,000        5,000
Class I-C...........     --                 --             10,000       10,000
Class I-D...........     --                 --             10,000       10,000
Class I-E...........     --                 --             15,000       15,000
Class I-F...........     --                 --             15,000       15,000
Class I-G...........     --                 --             20,000       20,000
Class I-H...........     --                 --             25,000       25,000
Class I-I...........     --                 --              5,000        5,000
Class I-J...........     --                 --              5,000        5,000
Class I-K...........     --                 --             16,050       16,050
Class II............     --            470,958                 --      470,958

Accenture SCA Transfer Rights Agreement

    Following is a description of the material terms of the transfer rights agreement.

  Persons and Shares Covered

    Accenture SCA and each of the partners who own shares of Accenture SCA have entered into a transfer rights agreement. The parties to the transfer rights agreement, other than Accenture SCA, are referred to as "covered persons."

    The Accenture SCA shares covered by the transfer rights agreement generally include all Class I common shares of Accenture SCA owned by a covered person. The shares covered by the transfer rights agreement are referred to as "covered shares."

  Transfer Restrictions

    The articles of association of Accenture SCA provide that shares of Accenture SCA (other than those held by Accenture Ltd) may be transferred only with the consent of the Accenture SCA supervisory board

                                 ACCENTURE SCA

               (In thousands of U.S. dollars except share data)

or its delegate, the Accenture SCA partners committee. In addition, by entering into the transfer rights agreement, each party (other than Accenture Ltd) agrees, among other things, to:

   . except as described below, maintain beneficial ownership of his or her covered shares received on or prior to the date of the offering for a period of eight years thereafter; and

   . maintain beneficial ownership of at least 25% of his or her covered shares received on or prior to the date of the offering as long as he or she is an employee of Accenture.

    Covered persons who continue to be employees of Accenture will be permitted to transfer a percentage of the covered shares owned by them on each anniversary of the offering commencing on the first anniversary of Accenture Ltd's initial public offering and in increasing amounts over the subsequent seven years.

    In addition, at any time after the third anniversary of the date of the consummation of our transition to a corporate structure, covered persons holding Accenture SCA Class I common shares may, without restriction, require Accenture SCA to redeem any Accenture SCA Class I common share held by such holder for a redemption price per share generally equal to the lower of the market price of an Accenture Ltd Class A common share and $1. Accenture SCA may, at its option, pay this redemption price in cash or be delivering Accenture Ltd Class A common shares.

    All transfer restrictions applicable to a covered person under the transfer rights agreement terminate upon death.

  Term and Amendment

    The transfer rights agreement will continue in effect until the earlier of 50 years from the date of the transfer rights agreement and the time it is terminated by the vote of 66 2/3% of the votes represented by the covered shares owned by covered persons who are employees of Accenture. The transfer restrictions will not terminate upon the expiration or termination of the transfer rights agreement unless they have been previously waived or terminated under the terms of the transfer rights agreement. The transfer rights agreement may generally be amended at any time by the affirmative vote of 66 2/3% of the votes represented by the covered shares owned by covered persons who are employees of Accenture. Amendment of the transfer restrictions also requires the consent of Accenture SCA.

  Waivers and Adjustments

    The transfer restrictions and the other provisions of the transfer rights agreement may be waived at any time by the Accenture SCA partners committee in specified circumstances. Subject to the foregoing, the provisions of the transfer rights agreement may generally be waived by the affirmative vote of 66 2/3% of the votes represented by the covered shares owned by covered persons who are employees of Accenture. A general waiver of the transfer restrictions also requires the consent of Accenture SCA.

11. MINORITY INTEREST

    Partners resident in Canada and New Zealand received Accenture Canada Holdings Inc. exchangeable shares and Accenture Ltd Class X common shares. Holders of Accenture Canada Holdings

                                 ACCENTURE SCA

               (In thousands of U.S. dollars except share data)

Inc. exchangeable shares may exchange their shares for Accenture Ltd Class A common shares on a one-for-one basis. Accenture Canada Holdings Inc. may, at its, option, satisfy this exchange with cash at a price per share generally equal to the market price of an Accenture Ltd Class A common share at the time of the exchange. Each exchangeable share of Accenture Canada Holdings Inc. entitles its holder to receive distributions equal to any distributions to which an Accenture Ltd Class A common share entitles its holder.

12.  EMPLOYEE SHARE PLANS

Share Incentive Plan

    Accenture employees participate in the Accenture Ltd 2001 Share Incentive Plan (the "share incentive plan") that permits the grant of Accenture Ltd nonqualified share options, incentive stock options, share appreciation rights, restricted shares, restricted share units and other share-based awards to employees, directors, third-party consultants, former United States employees or former partners of, or other persons who perform services for, Accenture Ltd and its affiliates. A maximum of 375 million Accenture Ltd Class A common shares may be subject to awards under the share incentive plan. Accenture Ltd Class A common shares covered by awards that expire, terminate or lapse will again be available for the grant of awards under the share incentive plan. The share incentive plan is administered by a committee of the board of directors of Accenture Ltd, which may delegate its duties and powers in whole or in part as it determines.

Options

    Accenture shall determine the exercise price for each option, provided, however, that an incentive share option must generally have an exercise price that is at least equal to the fair market value of the Accenture Ltd Class A common shares on the date the option is granted.

    Options currently outstanding under the share incentive plan have a maximum term of ten years. Options vest under varying schedules. At August 31, 2001, 241,798,292 shares were available for future grants under the share incentive plan. The following tables summarize information about share options activity during the year.

    Stock option activity for fiscal 2001 was as follows:

                                                              Weighted
                                                              Average
                                                  Shares   Exercise Price
                                                ---------- --------------
       Outstanding, beginning of year..........         --     $   --
          Granted.............................. 96,360,395      14.54
          Exercised............................         --         --
          Forfeited............................    539,964      14.51
          Expired..............................         --         --
                                                ----------     ------
       Outstanding, end of year................ 95,820,431     $14.54
                                                ==========     ======

                                 ACCENTURE SCA

               (In thousands of U.S. dollars except share data)


    The following table summarizes information about stock options outstanding at August 31, 2001:

                                                    Weighted Average Remaining
    Range of Exercise Prices Shares Outstanding      Contractual Life (Years)
    ------------------------ ------------------     --------------------------
                 $14.50            90,267,779                  9.9
                  15.15             5,442,744                  9.9
                  15.50               109,908                  9.9
                                   ----------                  ---
                                   95,820,431                  9.9
                                   ===========                 ===

      Options exercisable, end of year.......................           --
      Options available for grant, end of year...............  241,798,292
      Weighted average fair value of options granted......... $       7.74

Pro Forma Fair Value Disclosures

    Accenture elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB 25") in accounting for its employee share options rather than, as discussed below, the alternative fair value accounting provided for under SFAS 123, "Accounting for Stock-Based Compensation". Under APB 25, because the exercise price of Accenture's employee share options equals the market price of the underlying shares on the date of grant, no compensation expense is recognized in Accenture's financial statements.

    Pro forma information regarding net income and earnings per share is required by SFAS 123. This information is required to be determined as if Accenture had accounted for its employee share options under the fair value method of that statement. The fair value of options granted in 2001 reported below was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                                           2001
                                                   --------------------
Stock Option Plans                                 Partners Non-partners
------------------                                 -------- ------------
Expected life (in years)..........................      6          5
Risk-free interest rate...........................   4.93%      4.73%
Volatility........................................     50%        50%
Dividend yield....................................      0%         0%

    For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The following pro forma information reflects the amortized expense from the date of grant:


                                                               2001
                                                             --------
Net income.................................................. $488,155
Pro forma expenses--estimated fair value of options.........    5,201
                                                             --------
Pro forma net income........................................ $482,954
                                                             ========


Restricted Share Units and Other Share-Based Awards

    Under the share incentive plan, the committee may grant awards of restricted share units, Accenture Ltd Class A common shares, restricted shares and awards that are valued in whole or in part by reference

                                 ACCENTURE SCA

               (In thousands of U.S. dollars except share data)

to, or are otherwise based on the fair market value of, Accenture Ltd Class A common shares. The restricted share units and other share-based awards will be subject to the terms and conditions established by the committee.


    Under the share incentive plan, participants may be granted restricted share units without cost to the participant. Each restricted share unit awarded to a participant represents an unfunded, unsecured right, which is nontransferable except in the event of death, of the participant to receive a Accenture Ltd Class A common share on the date specified in the participant's award agreement. The restricted share units granted under this plan vest at various times, generally ranging from immediate vesting to vesting over a five year period. In fiscal 2001, approximately 68,500,000 fully vested restricted share units were granted to participants with a fair value of $993,380 at the date of grant. In connection with this grant, $967,110 was charged to expense representing $993,380 less $26,270 related to cancelled liabilities on the deferred bonus plan for employees.


Employee Share Purchase Plan

    Eligible Accenture employees may participate in the Accenture Ltd 2001 Employee Share Purchase Plan, a nonqualified plan that allows participants to purchase Accenture Ltd Class A common shares at a discount through payroll deductions or contributions. Eligible employees may elect to contribute 1% to 10% of their compensation each offering period to purchase Accenture Ltd Class A common shares under the plan, but are not permitted to purchase, during any calendar year, Accenture Ltd Class A common shares with an aggregate fair market value in excess of $25. The purchase price will be set by the committee, but cannot be less than 85% of the lesser of the fair market value of the shares on the first or last day of the offering period. A maximum of 75 million Accenture Ltd Class A common shares may be issued under the plan. As of August 31, 2001, there were no offerings and 75 million shares were reserved for future issuance.

13.  PROFIT SHARING AND RETIREMENT PLANS

    In the United States, Accenture maintains and administers a trusteed profit sharing plan that includes 19,800 active Accenture employees. The annual profit sharing contribution is determined by management. The contribution to the profit sharing plan was $79,708 in 1999, $87,189 in 2000 and $97,439 in 2001,
which approximated 6% of plan members' compensation.

    In the United States, and certain other countries, Accenture also maintains and administers noncontributory retirement and postretirement medical plans for active, retired and resigned Accenture employees. Benefits under the noncontributory employee retirement plans are based on years of service and compensation during the years immediately preceding retirement. Plan assets of the noncontributory employee retirement plans consist of investments in equities, fixed income securities and cash equivalents. Annual contributions are made at such times and in amounts as required by law and may, from time to time, exceed minimum funding requirements.

    In addition, certain postemployment benefits are provided to former or inactive employees after employment but before retirement, including severance benefits, disability-related benefits (including worker's compensation) and continuation of benefits such as healthcare benefits and life insurance coverage. These costs are substantially provided for on an accrual basis.

                                 ACCENTURE SCA

               (In thousands of U.S. dollars except share data)


    The following schedules provide information concerning the material defined benefit pension and postretirement benefit plans.

                                                              Pension Benefits     Other Benefits
                                                             ------------------  ------------------
                                                               2000      2001      2000      2001
                                                             --------  --------  --------  --------
Changes in projected benefit obligation
Projected benefit obligation, beginning of year............. $314,425  $308,599  $ 28,392  $ 30,463
Service cost................................................   49,626    39,825     3,205     4,136
Interest cost...............................................   21,232    21,465     2,123     2,426
Amendments..................................................       --     1,558        --        --
Participants contributions..................................      260       223        --        --
Actuarial (gain)/loss.......................................  (64,802)   33,082    (3,151)   14,895
Benefits paid...............................................   (6,432)   (9,867)     (106)     (158)
Exchange rate (gain)........................................   (5,710)   (7,290)       --        --
                                                             --------  --------  --------  --------
Projected benefit obligation, end of year................... $308,599  $387,595  $ 30,463  $ 51,762
                                                             ========  ========  ========  ========
Changes in plan assets
Fair value of plan assets, beginning of year................ $278,172  $310,066  $ 12,552  $ 15,126
Expected return on plan assets..............................   27,038    23,964     1,033     1,147
Actuarial (loss)............................................   (1,982)  (53,617)     (488)     (265)
Employer contributions......................................   16,072   108,349     2,135     4,305
Participants contributions..................................      260       223        --        --
Benefits paid...............................................   (6,432)   (9,867)     (106)     (158)
Exchange rate (loss)........................................   (3,062)   (5,139)       --        --
                                                             --------  --------  --------  --------
Fair value of plan assets, end of year...................... $310,066  $373,979  $ 15,126  $ 20,155
                                                             ========  ========  ========  ========
Reconciliation of funded status
Funded status............................................... $  1,467  $(13,616) $(15,337) $(31,607)
Unrecognized transitional obligation........................    2,553     1,717     1,083       997
Unrecognized loss/(gain)....................................  (70,290)   22,788     2,166    17,324
Unrecognized prior service cost.............................   12,154    11,419        --        --
                                                             --------  --------  --------  --------
(Accrued) benefit cost as of 6/30...........................  (54,116)   22,308   (12,088)  (13,286)
Contribution between 6/30 - 8/31............................       --        --     3,308     2,261
Adjustment..................................................      685        --        --        --
                                                             --------  --------  --------  --------
Prepaid (accrued) benefit cost as of 8/31................... $(53,431) $ 22,308  $ (8,780) $(11,025)
                                                             ========  ========  ========  ========
Amounts recognized in the Combined and Consolidated Balance
  Sheets consist of:
Prepaid benefit cost........................................ $    560  $ 60,023  $     --  $     --
Accrued benefit liability...................................  (53,991)  (37,715)   (8,780)  (11,025)
                                                             --------  --------  --------  --------
Net amount recognized at year-end........................... $(53,431) $ 22,308  $ (8,780) $(11,025)
                                                             ========  ========  ========  ========
Components of pension expense
Service cost................................................ $ 49,626  $ 39,825  $  3,205  $  4,136
Interest cost...............................................   21,232    21,465     2,123     2,426
Expected return on plan assets..............................  (27,038)  (23,964)   (1,033)   (1,147)
Amortization of transitional obligation.....................      667       601        87        87
Amortization of loss........................................     (326)   (5,230)      142        --
Amortization of prior service cost..........................    2,293     2,293        --        --
                                                             --------  --------  --------  --------
Total....................................................... $ 46,454  $ 34,990  $  4,524  $  5,502
                                                             ========  ========  ========  ========

                                 ACCENTURE SCA

               (In thousands of U.S. dollars except share data)

                                               Pension Benefits   Other Benefits
                                               ---------------  ------------------
                                               2000     2001      2000      2001
                                               ----     ----    --------  --------
 Weighted-average assumptions
 Discount rate................................ 7.07%    6.83%       8.00%     7.50%
 Expected return on plan assets............... 7.78%    7.99%   8.0%/6.0% 8.0%/6.0%
 Rate of increase in future compensation...... 7.37%    7.62%        N/A       N/A


    The projected benefit obligations and fair value of plan assets for defined benefit pension plans with projected benefit obligations in excess of plan assets were $78,669 and $38,520, respectively, as of August 31, 2000 and $136,120 and $84,923, respectively, as of August 31, 2001. The accumulated benefit obligations and fair value of plan assets for plans with accumulated benefit obligations in excess of plan assets were $38,300 and $19,800, respectively, as of August 31, 2000 and $41,000 and $17,300, respectively, as of August 31, 2001.


Assumed Health Care Cost Trend

    Annual rate increases in the per capita cost of health care benefits of 10.0% (under 65) and 11.5% (over 65) were assumed for the plan year ending June 30, 2002. The trend rate assumptions are changed beginning for the plan year ending June 30, 2002. The rate is assumed to decrease on a straight-line basis to 5.0% for the plan year ending June 30, 2009 and remain at that level thereafter. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one percentage point change in assumed health care cost trend would have the following effects:

                                                             One Percentage Point Increase
                                                             ----------------------------
                                                               2000           2001
                                                                -------        -------
Effect on total of service and interest cost components..... $   875        $ 1,445
Effect on year-end postretirement benefit obligation........   5,600          7,336

                                                             One Percentage Point Decrease
                                                             ----------------------------
                                                               2000           2001
                                                                -------        -------
Effect on total of service and interest cost components..... $  (796)       $(1,256)
Effect on year-end postretirement benefit obligation........  (4,500)        (6,367)

Deferred Bonus Plan

    On September 1, 2000, Accenture implemented a deferred bonus plan for employees based on tenure and performance. The plan provided for a loyalty award, which vested immediately, and a performance award, which vested over a period of three years. In connection with the grant of restricted share units, Accenture terminated the deferred bonus plan for employees on July 19, 2001. At August 31, 2001, the liability for the liquidated investments was $73,218, which will be paid out in the first quarter of fiscal 2002 in partial settlement of vested benefits. For the remaining vested, and unvested benefits, 7,968,826 restricted share units were granted to employees on July 19, 2001.

14.  LEASE COMMITMENTS

    Accenture has various lease agreements, principally for office space, with various renewal options. Rental expense (net of sublease income from third parties of $2,154 in 1999, $3,273 in 2000 and

                                 ACCENTURE SCA

               (In thousands of U.S. dollars except share data)

$12,911 in 2001) including operating costs and taxes, was $196,577 in 1999, $217,675 in 2000 and $207,757 in 2001. Future minimum rental commitments under non-cancelable operating leases as of August 31, 2001, are as follows:

        2002.................................................... $  216,732
        2003....................................................    186,537
        2004....................................................    163,499
        2005....................................................    132,614
        2006....................................................    111,151
        Thereafter..............................................    420,704
                                                                 ----------
                                                                 $1,231,237
                                                                 ==========

15.  REORGANIZATION AND REBRANDING

    Reorganization and rebranding costs include one-time costs, beginning September 2000, to rename the organization Accenture and other costs related to the transition to a corporate structure. Reorganization and rebranding costs were $848,615 for the year ended August 31, 2001 and included $157,000 of amortization of intangible assets acquired in connection with the Memorandum of Understanding with AW-SC and AA, as described in Note 16. The intangible assets related to the forbearance by AW-SC and Arthur Andersen to use, and the limited use by Accenture of, the Andersen Consulting name or variations of that name and related domain names. The intangible assets were amortized over periods ranging from three to six months.

16.  RELATED PARTIES

    In prior years, Accenture engaged in various transactions with AA/AW-SC, which was then a related party as described in Note 1. Below is a summary of those transactions.

                                                                1999    2000
                                                               ------- -------
Nature of Transaction
Rental expense................................................ $36,353 $23,948
Andersen Worldwide costs allocated............................  24,163  18,975
Professional education and development costs..................  52,582  38,577
Professional services.........................................  31,880  34,710
Interest expense..............................................  12,955   3,950

    The Combined Income Statements Before Partner Distributions include expenses that were allocated to Accenture by AW-SC on a specific identification basis. In addition, AW-SC incurred certain costs on behalf of Accenture which were allocated to Accenture primarily based on square footage, partner units, net assets employed or number of training participants.

    Until August 7, 2000, AW-SC, as an agent for the Accenture and AA Member Firms, facilitated various MFIAs among the individual Accenture and AA Member Firms. Amounts due to AW-SC from Accenture Member Firms under these MFIAs were $279,776 in 1999 and $313,832 in 2000.

                                 ACCENTURE SCA

               (In thousands of U.S. dollars except share data)


    On December 17, 1997, the Accenture Member Firms requested binding arbitration, pursuant to their respective MFIAs with AW-SC, of claims that the AA Member Firms and AW-SC, among other things, had breached or failed to perform material obligations owed to the Accenture Member Firms. The MFIAs provided that performance thereunder should continue if reasonably possible pending the resolution of the arbitration subject to the right to discharge payment obligations at issue in such an arbitration by placing amounts in escrow. On August 18, 1998, certain Accenture Member Firms placed into escrow $195,000, which represented the majority of the $232,548 payable under the member firm agreements to AA Member Firms for 1998. Accenture Member Firms placed the remaining $37,548 into escrow on December 22, 1998. On August 27, 1999, $50,000 was placed into escrow, representing a portion of the $279,776 payable under the member firm agreements to AA Member Firms for 1999. Accenture Member Firms placed the remaining $229,776 into escrow in December 1999. Under the terms of the escrow agreement these funds, including interest earned, could only be distributed out of escrow in accordance with the Final Award of the Tribunal in the aforementioned arbitration.

    By its Final Award dated July 28, 2000, and notified to the parties on August 7, 2000, the Tribunal appointed by the International Chamber of Commerce ("ICC") ruled that AW-SC had breached its material obligations under the MFIAs in fundamental respects and the Accenture Member Firms were excused from any further obligations to AW-SC and AA Member Firms under the MFIAs as of August 7, 2000. The ruling further stated that the escrowed funds plus accrued interest should be paid to AA as directed by AW-SC and allocated the costs of the proceeding among the parties. The escrowed funds, along with net accumulated interest on investments, were transferred to AA by the escrow agent on various dates in September, 2000.

    On December 19, 2000, AW-SC, Arthur Andersen LLP and the other AA Member Firms, APSC, Accenture LLP and the other Accenture Member Firms, on their own behalves and on behalf of their respective partners, shareholders, other principals and affiliates, executed a binding Memorandum of Understanding ("MOU") to implement the award of the arbitrator in the ICC arbitration described above and the separation of the Accenture Member Firms from AW-SC and AA.

    The MOU provided for the release to AA of $512,324 previously placed in escrow, plus accumulated interest, and for payments to AA of $556,000, including the payment for 2000 of $313,832 referred to above, the purchase by APSC of intangible assets for $157,000 and a payment to AA of $85,000, including settlement of all interfirm payables. In addition, pursuant to the MOU, Accenture and AA entered into (1) a six-year services agreement under which AA will provide certain services to Accenture for payments to AA of $60,000 per year, (2) a five-year agreement under which AA will provide certain training facilities to Accenture for payments to AA of $60,000 per year, and
(3) a five-year agreement under which Accenture will provide $22,500 per year of certain services at no cost to AA; each agreement was effective January 1, 2001.

    Accenture recorded all elements of the MOU at fair value, and recorded the excess of our contractual obligations over fair value as a reduction of undistributed earnings because the related transactions were entered into in connection with the separation of the Accenture member firms from AW-SC and AA.

    In addition, Accenture recorded an accrual of $190,962 equal to the excess of the contractual obligations under the service agreements referred to above over the fair value of the services to be provided thereunder and recorded a reduction of undistributed earnings of $268,781 for the accrual for

                                 ACCENTURE SCA

               (In thousands of U.S. dollars except share data)

the services contracts and other cash payments. Payments due under the five-year and six-year services agreements will be based upon rates established by AA that Accenture has determined will exceed the rates that they charge for similar services to unrelated parties (the fair value of those services). The excess of the present value of the amounts payable to AA over the fair value of those services has been recorded as a liability and a distribution to partners as of December 2000. Accenture is obligated to provide AA up to $22,500 per year of services valued at then current retail billing rates for five years. The present value of the fair value of these services determined by reference to the fees usually received for such services has been recorded as a liability and as a distribution to partners as of December 2000. These liabilities, which aggregated $190,962, are reported as distributions to partners because the liabilities were incurred in connection with Accenture's separation from AA.

    At August 31, 2001, amounts due to/from AA/AW-SC and Accenture are no longer classified as related party balances. Amounts due to/due from related parties at August 31, 2001 are payable to/receivable from those individuals who were partners of Accenture prior to May 31, 2001.

17.  COMMITMENTS AND CONTINGENCIES

    At August 31, 2001, Accenture or its present personnel had been named as a defendant in various litigation matters involving present or former clients. All of these are civil in nature. Based on the present status of these litigation matters, the management of Accenture believes the liability will not ultimately have a material effect on the results of operations or the financial position and cash flows of Accenture.

18.  SEGMENT REPORTING

    Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.

    Accenture's chief operating decision maker is the Chief Executive Officer. The operating segments are managed separately because each operating segment represents a strategic business unit that serves different markets. The reportable operating segments are the five operating groups (formerly known as market units), which are Communications & High Tech, Financial Services, Government, Products and Resources.

    In the first quarter of fiscal 2002, Accenture made certain changes in the format of information presented to the Chief Executive Officer. The most significant of these changes was the elimination of interest expense from the five operating groups' operating income and the elimination of interest credit from Other's operating income. Also, certain consolidated affiliated companies' revenue and operating income (loss) results are included in the five operating groups' results rather than being reported in Other. Segment results for all periods presented have been revised to reflect these changes.

                                 ACCENTURE SCA

               (In thousands of U.S. dollars except share data)


Reportable Segments

                                     Comm. &   Financial
    Year ended August 31, 1999      High Tech  Services   Government  Products  Resources    Other       Total
    --------------------------      ---------- ---------- ---------- ---------- ---------- ---------  -----------
Revenues before reimbursements..... $2,498,460 $2,736,416 $  777,028 $1,699,066 $1,812,369 $  26,517  $ 9,549,856
Depreciation (1)...................     59,745     67,459     18,285     31,651     39,892        --      217,032
Operating income (loss)............    557,169    824,206    102,733    263,360    285,196      (970)   2,031,694
                                    ========== ========== ========== ========== ========== =========  ===========
Assets at August 31 (2)............ $  368,414 $  227,894 $  141,795 $  154,383 $  169,884 $  20,750  $ 1,083,120

                                     Comm. &   Financial
    Year ended August 31, 2000      High Tech  Services   Government  Products  Resources    Other       Total
    --------------------------      ---------- ---------- ---------- ---------- ---------- ---------  -----------
Revenues before reimbursements..... $2,806,506 $2,541,900 $  796,862 $1,932,302 $1,660,868 $  13,647  $ 9,752,085
Depreciation (1)...................     65,425     62,633     19,005     43,805     46,210        --      237,078
Operating income (loss)............    671,111    666,620     79,618    416,053    264,070   (11,353)   2,086,119
                                    ========== ========== ========== ========== ========== =========  ===========
Assets at August 31 (2)............ $  492,220 $  302,138 $  123,933 $  188,252 $  178,750 $   6,418  $ 1,291,711

                                     Comm. &   Financial
    Year ended August 31, 2001      High Tech  Services   Government  Products  Resources    Other       Total
    --------------------------      ---------- ---------- ---------- ---------- ---------- ---------  -----------
Revenues before reimbursements..... $3,238,256 $2,893,567 $1,003,235 $2,356,440 $1,933,225 $  18,997  $11,443,720
Depreciation (1)...................     76,901     65,897     21,053     45,316     47,905        --      257,072
Operating income (loss)............    448,452    536,783     75,292    363,085    235,126  (962,982)     695,756
                                    ========== ========== ========== ========== ========== =========  ===========
Assets at August 31 (2)............ $  500,762 $  325,641 $  161,584 $  219,486 $  258,146 $  17,523  $ 1,483,142

--------
(1) This amount includes depreciation on property and equipment controlled by each operating segment as well as an allocation for depreciation on property and equipment they do not directly control.
(2) Operating segment assets directly attributed to an operating segment and provided to the chief operating decision maker include Receivables from clients, Unbilled services, Deferred revenue and a portion of Other long-term assets that represent balances for clients with extended payment terms.

Geographic Information

    Revenues for the years ended August 31, are indicated below. Revenues are attributed to geographic areas based on the country of assignment of the partners and employees performing the services.

                                       1999        2000        2001
                                    ----------- ----------- -----------
Americas........................... $ 6,070,883 $ 6,259,859 $ 7,204,523
EMEAI (1)..........................   4,244,441   4,391,095   5,203,225
Asia/Pacific.......................     764,075     888,996     940,124
                                    ----------- ----------- -----------
   Total........................... $11,079,399 $11,539,950 $13,347,872
                                    =========== =========== ===========

    At August 31, long-lived assets, which represent property and equipment, net were as follows:

                                                1999        2000        2001
                                             ----------- ----------- -----------
Americas.................................... $   446,089 $   500,133 $   567,987
EMEAI (1)...................................     169,053     158,184     199,296
Asia/Pacific................................      43,575      47,191      55,035
                                             ----------- ----------- -----------
   Total.................................... $   658,717 $   705,508 $   822,318
                                             =========== =========== ===========

--------
(1) EMEAI includes Europe, the Middle East, Africa and India.

                                 ACCENTURE SCA

               (In thousands of U.S. dollars except share data)

    The accounting policies of the operating segments are the same as those described in Note 1, Summary of Significant Accounting Policies, except for the one-time cost of restricted share units that was not charged to the reportable segments.

19.  QUARTERLY DATA (unaudited)

    Quarterly financial information for 2000 and 2001 is as follows:

                                           First     Second       Third      Fourth
                                          Quarter    Quarter     Quarter     Quarter      Annual
-                                        ---------- ---------- ----------  ----------  -----------

Fiscal 2000
-----------
Revenues................................ $2,775,448 $2,708,626 $3,061,692  $2,994,184  $11,539,950
Operating income........................    539,150    424,373    694,662     427,934    2,086,119
Partnership income before partner
  distributions.........................    573,524    571,907    902,436     416,027    2,463,894

Fiscal 2001
-----------
Revenues................................ $3,238,292 $3,384,059 $3,519,264  $3,206,257  $13,347,872
Operating income (loss).................    839,403    522,698    115,572    (781,917)     695,756
Income (loss) before accounting change..  1,010,467    419,539   (190,795)   (939,030)     300,181
Partnership income (loss) before partner
  distributions.........................  1,198,441    419,539   (190,795)               1,427,185
Net income (loss).......................                                     (939,030)    (939,030)

                                  SIGNATURES


    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf on May 24, 2002 by the undersigned, thereunto duly authorized.


                                      ACCENTURE SCA, represented by its general partner, Accenture Ltd, itself recognized by its duly authorized signatory

                                              By:   /s/  DOUGLAS G. SCRIVNER
                                                     _________________________
                                                     Name: Douglas G. Scrivner